EXECUTION COPY

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of April 23, 2025, is by and among Sol Strategies, Inc., a company incorporated under the laws of the province of Ontario, Canada with offices located at 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2, Canada (the "Company"), and each of the investors listed on the Schedule of Buyers attached hereto as Schedule A (individually, a "Buyer" and collectively, the "Buyers").

RECITALS

A. The Company and each Buyer is executing and delivering this Agreement in reliance upon: (i) in the United States, the exemption from securities registration requirements afforded by Rule 506(b) of Regulation D ("Regulation D") as promulgated by the SEC under the Securities Act of 1933, as amended (the "1933 Act") and/or Section 4(a)(2) of the 1933 Act and similar exemptions from the applicable securities laws of any state of the United States (as defined in Regulation S ("Regulation S") under the 1933 Act), and (ii) in Canada, (A) with respect to the Initial Closing (as defined below) and any Additional Closings prior to or on September 30, 2025, an exemption from the prospectus requirements of applicable Canadian Securities Laws (as defined below) afforded by Section 2.3 of National Instrument 45-106 Prospectus Exemptions ("NI 45-106") of the Canadian Securities Administrators and/or Ontario Securities Commission Rule 72-503 Distributions Outside Canada ("Rule 72-503"), as applicable, and (B) with respect to any Additional Closing after September 30, 2025, a prospectus supplement (each, an "Additional Closing Prospectus Supplement") to a final short form base shelf prospectus, which base shelf prospectus (the "Base Shelf Prospectus") will be required to be filed by the Company, in connection with any Additional Closings, with the Canadian Securities Administrators pursuant to applicable Canadian Securities Laws (as defined below).

B. The Company has authorized a new series of convertible notes of the Company, in the aggregate original principal amount of $500,000,000, substantially in the form attached hereto as Exhibit A (the "Notes"), which Notes shall be convertible into Common Shares (as defined below) (the Common Shares issuable pursuant to the terms of the Notes, including, without limitation, upon conversion or otherwise, collectively, the "Conversion Shares").

C. Each Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, at the Initial Closing (as defined below) (i) such aggregate principal amount of Notes (the "Initial Notes", and the Common Shares issuable pursuant to the terms of the Initial Notes, including, without limitation, upon conversion or otherwise, collectively,, the "Initial Conversion Shares") as set forth opposite such Buyer's name in column (3) on the Schedule of Buyers (which aggregate principal amount for all Buyers shall be $20,000,000).

D. Subject to the terms and conditions set forth in this Agreement, the Company may require each Buyer to participate (or a Buyer may elect to participate, as applicable) in one or more Additional Closings (as defined below) for the purchase by such Buyer, and the sale by the Company, of (i) one or more Notes (the "Additional Notes", and the Common Shares issuable pursuant to the terms of the Additional Notes, including, without limitation, upon conversion or otherwise, collectively, the "Additional Conversion Shares") with an aggregate original principal amount for all Additional Closings not to exceed the maximum aggregate principal amount set forth opposite such Buyer's name in column (4) on the Schedule of Buyers (which aggregate principal amount for all Buyers for all Additional Closings shall not exceed $480,000,000) and (ii) if applicable, such portion of the Commitment Amount (as defined below) that the Company elects in writing (which may be an e-mail), on or prior to the second (2nd) Trading Day prior to such applicable Additional Closing, to settle in Common Shares (the "Commitment Shares") at a price per Common Share equal to the Conversion Price (as defined in the Notes) in effect as of such Additional Closing Date (as defined below) (such aggregate number of Commitment Shares to be issued to such applicable Buyer at such Additional Closing, equal to the quotient of (x) such portion of the Commitment Amount to be settled in Commitment Shares, divided by (y) the Conversion Price in effect as of such Additional Closing Date, each, a "Commitment Share Amount").

E. The Notes, the Conversion Shares and the Commitment Shares are collectively referred to herein as the "Securities."

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each Buyer hereby agree as follows:

1. PURCHASE AND SALE OF SECURITIES

(a) Purchase of Securities.

(i) Purchase of Initial Notes. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(a) and 7(a) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Initial Closing Date (as defined below) such aggregate principal amount of Initial Notes as is set forth opposite such Buyer's name in column (3) on the Schedule of Buyers (the "Initial Closing").

(ii) Purchase of Additional Notes and Commitment Shares. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 1(a)(i), 6(b) and 7(b) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, shall purchase from the Company on the applicable Additional Closing Date (as defined below), (i) an Additional Note in the original principal amount as is set forth in such applicable Additional Closing Notice (as defined below) (which, with respect to the Initial Additional Closing, shall be such aggregate principal amount of Additional Notes not to exceed the amount set forth opposite such Buyer's name in column (4) on the Schedule of Buyers) and (ii) if applicable, such Commitment Share Amount of Commitment Shares to be issued to such Buyer on such Additional Closing Date (each, an "Additional Closing").

(b) Closings. Each Initial Closing and Additional Closing (collectively, the "Closings") of the purchase of Notes and Commitment Shares by the Buyers shall occur at the offices of Kelley Drye & Warren LLP, 3 World Trade Center, 175 Greenwich Street, New York, NY 10007 or through the electronic exchange of documents.

(i) Initial Closing. The date and time of the Initial Closing (the "Initial Closing Date") shall be 10:00 a.m., New York time, on the first (1st) Business Day on which the conditions to the Initial Closing set forth in Sections 6(a) and 7(a) below are satisfied or waived (or such other date as is mutually agreed to by the Company and each Buyer). As used herein "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(ii) Additional Closing .

(1) Subject to the satisfaction (or waiver) of the conditions set forth in this Section 1(b)(ii) and Sections 6(b) and 7(b) below (the "Additional Closing Conditions"), the date and time of the Additional Closing shall be 10:00 a.m., New York time on the later of (x) the proposed closing date as set forth in the applicable Additional Closing Notice (as defined below) and (y) with respect to any Additional Closing Date on or prior to September 30, 2025, the fifth (5th) Trading Day (as defined in the Notes) after the Responding Party (as defined below) shall have returned a duly executed Additional Closing Notice to the Initiating Party (as defined below) or, with respect to any Additional Closing Date after September 30, 2025, the date of filing of the Additional Closing Prospectus Supplement (or such other date as is mutually agreed to by the Company and such applicable Buyer(s)) (each, an "Additional Closing Date," and the Initial Closing Date and the Additional Closing Date, each, a "Closing Date").

(2) Additional Closing Mechanics. At any time after the Initial Closing Date, subject to the satisfaction (or waiver) of the Additional Closing Conditions, the Company or any Buyer (as applicable, the "Initiating Party") may deliver one or more written notices (each, an "Additional Closing Notice", and the date thereof each, an "Additional Closing Notice Date") to the other party (the "Responding Party"), (A) requesting an Additional Closing of such aggregate principal amount of the Additional Notes to be purchased by such applicable Buyer as set forth in such Additional Closing Notice (which, together with the aggregate principal amount of any Additional Notes issued at any prior Additional Closings, shall not exceed the maximum aggregate principal amount as set forth opposite such Buyer's name in column (4) on the Schedule of Buyers), and (B) setting forth the proposed Additional Closing Date. If a Responding Party fails to execute and return such Additional Closing Notice to the Initiating Party within five (5) Business Days of receipt, such Additional Closing Notice shall be automatically cancelled. For the avoidance of doubt, no Additional Closing shall occur hereunder unless both the Company and each such applicable Buyer shall have duly executed and delivered an Additional Closing Notice with respect thereto and no party shall be under any obligation to execute and deliver any Additional Closing Notice. Notwithstanding anything herein to the contrary, no Additional Closings shall occur hereunder from and after the date that is the three (3) year anniversary of the Initial Closing Date (or (x) such later date as the Company and the Required Holders (as defined below) shall mutually agree in writing or (y) if earlier, any date either party hereto elects in writing to the other party to terminate all remaining rights hereto to effect any further Additional Closings) (the "Additional Closing Expiration Date").

(c) Purchase Price. The aggregate purchase price for the Initial Notes to be purchased by each Buyer (the "Initial Purchase Price") shall be the amount set forth opposite such Buyer's name in column (5) on the Schedule of Buyers. The aggregate purchase price for the Additional Notes and, if any, Commitment Shares to be purchased by each Buyer at any given Additional Closing (each, an "Additional Purchase Price", and together with the Initial Purchase Price, each, a "Purchase Price") shall be $1,000 for each $1,000 of aggregate principal amount of Notes to be issued in such Additional Closing (which, together with the Additional Purchase Price of each prior Additional Closings, shall not exceed the aggregate amount set forth opposite such Buyer's name in column (6) on the Schedule of Buyers).

(d) Tax Matters. Each Buyer and the Company agree that the Additional Notes and any Commitment Shares constitute an "investment unit" for purposes of Section 1273(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code"). The Buyers and the Company mutually agree that, if applicable, the allocation of the issue price of such investment unit between the Additional Notes and the Commitment Shares in accordance with Section 1273(c)(2) of the Code and Treasury Regulation Section 1.1273-2(h) shall be as mutually agreed between the Buyers and the Company, and neither the Buyers nor the Company shall take any position inconsistent with such allocation in any tax return or in any judicial or administrative proceeding in respect of taxes.

(e) Form of Payment

(i) Initial Closing. On the Initial Closing Date, (i) each Buyer shall pay its respective Initial Purchase Price (less, in the case of any Buyer, the amounts withheld pursuant to Section 4(i)) to the Company for the Initial Notes to be issued and sold to such Buyer at the Initial Closing, by wire transfer of immediately available funds in accordance with the Initial Flow of Funds Letter (as defined below) (and/or delivery of SOL, as applicable) and (ii) the Company shall deliver to each Buyer an Initial Note in the aggregate original principal amount as is opposite such Buyer's name in column (3) of the Schedule of Buyers, duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

(ii) Additional Closing. On each Additional Closing Date, (i) each Buyer shall pay its respective applicable Additional Purchase Price for such Additional Closing (less, in the case of any Buyer, the amounts withheld pursuant to Section 4(i)) to the Company for the Additional Notes and, if applicable, Commitment Shares, to be issued and sold to such Buyer at such Additional Closing, by wire transfer of immediately available funds (and/or delivery of SOL, as applicable) n accordance with the applicable Additional Flow of Funds Letter (as defined below) and (ii) the Company shall (i) deliver to each Buyer an Additional Note in the aggregate original principal amount as is set forth in the Additional Closing Notice to be issued to such Buyer, duly executed on behalf of the Company and registered in the name of such Buyer or its designee and (ii) if applicable, cause TSX Trust Company or any subsequent transfer agent, the "Transfer Agent") to credit such Commitment Share Amount of Commitment Shares to which such Buyer is entitled pursuant to such Additional Closing to the Buyer's or its designee's balance account with CDS.

(f) No Notes Outside this Agreement. The Company will not, without the prior written consent of the Required Holders, issue any Notes (other than to the Buyers as contemplated hereby or as otherwise required pursuant to the terms of the Notes as in effect as of the date of issuance thereof). For the avoidance of doubt, without limiting any term or condition of the Notes, nothing in this Section 1(f) shall otherwise limit the issuance by the Company of any other Indebtedness to any other Person.

(g) No Group. Other than affiliates of such Buyer who are also Buyers under this Agreement, such Buyer is not under common control with or acting in concert with any other Buyer and is not part of a "group" for purposes of the 1934 Act.

2. BUYER'S REPRESENTATIONS AND WARRANTIES.

Each Buyer, severally and not jointly, represents and warrants to the Company with respect to only itself that, as of the date hereof and as of each Closing Date:

(a) Organization; Authority. Such Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents (as defined below) to which it is a party and otherwise to carry out its obligations hereunder and thereunder. Such Buyer was not created, or is not being used, solely to permit purchases of or to hold securities without a prospectus in reliance on a prospectus exemption.

(b) Risk Acknowledgement. Such Buyer has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment in the Company and is able to bear the economic risk of loss of such investment. Such Buyer is aware that there are securities and tax laws applicable to the holding and disposition of the Securities and such Buyer agrees to comply with any applicable laws concerning the purchase, holding and resale of the Securities.

(c) No Public Sale or Distribution. Such Buyer (i) is acquiring its Notes and (ii) upon conversion of its Note will acquire the Conversion Shares issuable upon conversion thereof, in each case, with investment intent as principal for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the "Canadian Securities Laws"). The investment is not a transaction or series of transactions that is part of a plan or scheme to avoid the prospectus requirements in connection with a distribution to a person or company in Canada, is consistent with the Buyer's investment strategy and is otherwise in compliance with Rule 72-503. Notwithstanding the foregoing, by making the representations herein, such Buyer does not agree, or make any representation or warranty, to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption from registration under the 1933 Act. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities in violation of applicable securities laws. For purposes of this Agreement, "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, trustee, executor, administrator, or other legal representative, an unincorporated organization, any other entity and any Governmental Entity or any department or agency thereof.

(d) Qualified Institutional Buyer Status. If the Buyer is in the United States or is purchasing for the account or benefit of a U.S. Person, or received an offer of the Notes while in the United States, or is a person that is in the United States at the time the Buyer's buy order was made, (such Buyer, a "U.S. Buyer"), such U.S. Buyer is a "qualified institutional buyer" as such term is defined in Rule 144A under the 1933 Act that is also an "accredited investor" as that term is defined in Rule 501(a) of Regulation D (such U.S. Buyer, a "Qualified Institutional Buyer") and has properly completed, executed and delivered to the Company this Agreement together with the Qualified Institutional Buyer Letter attached hereto as Schedule D. Such Buyer is also an "accredited investor" as such term is defined in NI 45-106 and Section 73.3(1) of the Securities Act (Ontario), as applicable, and has properly completed, executed and delivered to the Company this Agreement together with the Status Certificate attached hereto as Schedule B, and the acknowledgements, representations, warranties, covenants and information contained herein and therein are true and correct as of the date hereof and will be true and correct as of such Closing Date and if less than a complete copy of this Agreement is delivered to the Company, the Company and its advisors are entitled to assume that the Buyer accepts and agrees to all the terms and conditions of the pages not delivered, unaltered.

(e) Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and from the prospectus requirements of applicable Canadian Securities Laws, including NI 45-106 and Rule 72-503, and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities. Such Buyer understands and acknowledges that the offer, issuance, sale and delivery of the Securities is conditional upon such sale being exempt from the prospectus requirements of applicable Canadian securities laws.

(f) Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained herein. Such Buyer understands that its investment in the Securities involves a high degree of risk and such Buyer is solely responsible for obtaining such tax, investment, legal and other professional advice as it considers appropriate in connection with the investment in the Securities. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

(g) Transfer or Resale. Such Buyer understands that except as provided in Section 4(g) hereof: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, or qualified for distribution under a prospectus under any Canadian Securities Laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered or qualified for distribution thereunder, (B) such Buyer shall have delivered to the Company (if requested by the Company) an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, (C) if such Buyer is a U.S. Buyer then only pursuant to the Restricted Securities Agreements in the Qualified Institutional Buyer Letter attached hereto as Schedule D (or in accordance with clause (ii) below) or (E) in accordance with applicable Canadian Securities Laws, including NI 45-106 and Rule 72-503, immediately after such Closing Date; (ii) at such time as the resale of the Securities are eligible to be resold by the applicable holder of such Securities in compliance with Rule 144, any resale of such securities by such holder shall be permissible subject to the requirements of Section 5 below and (iii)neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws. Notwithstanding the foregoing, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document (as defined in Section 3(b)), including, without limitation, this Section 2(g).

(h) No Governmental Review. Such Buyer understands that no United States federal or state agency, no Canadian securities regulatory authority or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(i) Regulation S. Unless the Buyer is a U.S. Buyer and has delivered the Qualified Institutional Buyer Letter attached hereto as Schedule D, the Buyer (1) is not a "U.S. person" as defined in Regulation 902 of Regulation S, (2) is not purchasing the Securities as the result of any "directed selling efforts" (as defined in Rule 902(c) of Regulation S, and including any press releases made by the Company relating to this proposed offering of the Securities or any report, notification or summary of the same) made in the United States by the Company, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing and (3) the current structure of this transaction and all transactions and activities contemplate hereunder is not a scheme to avoid the registration requirements of the 1933 Act or any applicable state securities laws.

(j) Residence. Such Buyer is resident, or if not an individual has its head office, in the jurisdiction set forth opposite such Buyer's name on the Schedule of Buyers attached hereto. Such address was not created and is not used solely for the purpose of acquiring the Securities and the Buyer was solicited to purchase the Securities only in such jurisdiction.

(k) International Jurisdictions. Such Buyer, if resident in a jurisdiction outside of Canada and the United States (an "International Jurisdiction") currently has knowledge and experience or has consulted the Buyer's own counsel, accountant or investment advisor, with respect to the investment contemplated hereby and applicable securities laws of the International Jurisdiction in which the Buyer resides which would apply to this subscription. The Buyer is purchasing the Securities in compliance with or pursuant to exemptions from any prospectus, registration or similar requirements under the applicable securities laws of the International Jurisdiction in which the Buyer resides (and the Buyer shall deliver to the Company such further particulars of such applicable securities laws or exemptions and the Buyer's qualifications thereunder as the Company may request), and the purchase and sale of the Securities does not trigger any obligation to prepare and file a prospectus, offering memorandum, registration statement or similar document, or any other report with respect to such purchase and/or any registration or other obligation on the part of the Company. No applicable securities laws of the International Jurisdiction in which the Buyer resides require the Company to make any filings or seek any approvals of any kind whatsoever from any securities commission or regulatory authority of any kind whatsoever in the jurisdiction of residence of the Buyer. The Buyer has satisfied itself as to the full observance of the laws of its jurisdiction in connection with its purchase of the Securities or any use of the Securities, including (A) the legal requirements within its jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase of the Securities, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, exercise, redemption, sale, or transfer of the Securities. The Buyer's own subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities laws.

(l) No Control Person. Such Buyer is not, with respect to the Company or any of its affiliates, a "control person" as such term is defined in Subsection 1(1) of the Securities Act (Ontario) and the completion of the transactions contemplated by this Agreement will not create a new "control person" as such term is defined in Subsection 1(1) of the Securities Act (Ontario).

(m) Not Acting Jointly or in Concert. Such Buyer is not acting jointly or in concert with any other Buyer or Person for the purpose of the acquisition of the Securities.

(n) Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(o) No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the consummation by such Buyer of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of such Buyer, or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal, provincial and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

(p) Trade Sanctions. Such Buyer is not a person or entity identified in any of the regulations made under the United Nations Act (Canada), the Special Economic Measures Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada) or the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada) (collectively, the "Trade Sanctions"). The funds representing the Purchase Price which will be advanced by the Buyer to the Company hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the "PCMLTFA"), the United Kingdom's Proceeds of Crime Act 2002 (the "POCA") or the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the "PATRIOT Act")(collectively, the "AML Laws", and such Buyer acknowledges that the Company may in the future be required by law to disclose such Buyer's name and other information relating to this Agreement and the Buyer's subscription hereunder, on a confidential basis, pursuant to the PCMLTFA, the POCA, the PATRIOT Act, the Criminal Code (Canada), the Trade Sanctions, or otherwise under applicable law. To the best of its knowledge (a) none of the funds to be provided by such Buyer in payment of any applicable Purchase Price (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction, or (ii) are being tendered on behalf of a Person or entity who has not been identified to such Buyer, and (b) such Buyer shall promptly notify the Company  if such Buyer discovers that any of such representations ceases to be true, and to provide the Company with appropriate information in connection therewith.

(q) Indirect Collection of Personal Information. Such Buyer acknowledges that this Agreement and the Schedules, Appendices and Exhibits hereto require such Buyer to provide certain personal information to the Company. Such information is being collected by the Company for the purposes of completing the transactions contemplated by this Agreement, which includes without limitation determining such Buyer's eligibility to purchase the Securities under Canadian Securities Laws and other applicable securities laws and completing filings required by stock exchanges or securities regulatory authorities. Such Buyer's personal information may be disclosed by the Company to: (a) stock exchanges or securities regulatory authorities, (b) the Canada Revenue Agency or other taxing authorities, and (c) any of the other parties involved in this Agreement, including legal counsel to the Company, and may be included in record books in connection with the transactions contemplated by this Agreement. By executing this Agreement, such Buyer is deemed to be consenting to the foregoing collection, use and disclosure of such Buyer's personal information. Such Buyer also consents to the filing of copies or originals of any of such Buyer's documents described herein as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby. The information provided by such Buyer in this Agreement identifying among other things, the name, address, telephone number and email address of such Buyer, the number of Notes and Commitment Shares, if any, being purchased hereunder, each Purchase Price, each Closing Date and the exemption that such Buyer is relying on in purchasing the Initial Notes will be disclosed to the applicable securities regulatory authorities of the provinces and territories of Canada (the "Securities Commissions"), and such information is being indirectly collected by the Securities Commissions pursuant to Canadian Securities Laws for the purposes of the administration and enforcement of Canadian Securities Laws. Each Buyer hereby authorizes the indirect collection of such information by the Securities Commissions. In the event that a Buyer has any questions with respect to the indirect collection of such information, such Buyer should contact the applicable Securities Commission at the contact details provided in Schedule E.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to each of the Buyers that, as of the date hereof and as of each Closing Date:

(a) Organization and Qualification. Each of the Company and each of its Subsidiaries are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authority to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted. Each of the Company and each of its Subsidiaries is duly qualified as a foreign entity or extra-provincial entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect (as defined below). As used in this Agreement, "Material Adverse Effect" means any material adverse effect on (i) the business, properties, assets, liabilities, operations (including results thereof), condition (financial or otherwise) or prospects of the Company or any Subsidiary (as defined below), individually or taken as a whole, (ii) the transactions contemplated hereby or in any of the other Transaction Documents (as defined below) or any other agreements or instruments to be entered into in connection herewith or therewith, or (iii) the authority or ability of the Company or any of its Subsidiaries to perform any of their respective obligations under any of the Transaction Documents (as defined below). The Company has no Subsidiaries. "Subsidiaries" means any Person in which the Company, directly or indirectly, (I) owns any of the outstanding share capital or holds any equity or similar interest of such Person or (II) controls or operates all or any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a "Subsidiary".

(b) Authorization; Enforcement; Validity. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement, the other Transaction Documents and to issue the Securities in accordance with the terms hereof and thereof. Each Subsidiary has the requisite power and authority to enter into and perform its obligations under the Transaction Documents to which it is a party. The execution and delivery of this Agreement and the other Transaction Documents by the Company and its Subsidiaries, and the consummation by the Company and its Subsidiaries of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes and the Commitment Shares and the reservation for issuance and issuance of the Conversion Shares issuable upon conversion of the Notes and the Commitment Shares issuable hereunder) have been duly authorized by the Company's board of directors and each Subsidiaries' board of directors or other governing body, as applicable and (other than any required filings with the Securities Commissions and the Canadian Stock Exchange (the "CSE") (including, without limitation, any Additional Closing Prospectus Supplement with respect to the Additional Closings) and any other filings as may be required by any Governmental Entity (as defined below))(the "Required Approvals") no further filing, consent or authorization is required by the Company, its Subsidiaries, their respective boards of directors or their shareholders or other governing body. This Agreement has been, and the other Transaction Documents to which it is a party, will be prior to such Closing, duly executed and delivered by the Company, and each constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. Prior to such Closing, the Transaction Documents to which each Subsidiary is a party will be duly executed and delivered by each such Subsidiary, and shall constitute the legal, valid and binding obligations of each such Subsidiary, enforceable against each such Subsidiary in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and except as rights to indemnification and to contribution may be limited by provincial, federal or state securities law. "Transaction Documents" means, collectively, this Agreement, the Notes, the Leak-Out Agreements (as defined below), the Administrative Fee Letter (as defined below), and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time. "Governmental Entity" means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi- national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

(c) Issuance of Securities; Additional Closing Prospectus Supplement; No Canadian Legends or Restrictions

(i) Issuance of Securities. The Initial Notes have been duly created and authorized and upon issuance in accordance with the terms of the Transaction Documents shall be validly issued as fully paid and non-assessable and free from all preemptive or similar rights, mortgages, defects, claims, liens, pledges, charges, taxes, rights of first refusal, encumbrances, security interests and other encumbrances (collectively "Liens") with respect to the issuance thereof. As of the applicable Closing, the Company shall have authorized for issuance from its duly authorized share capital not less than the sum of (i) the maximum number of Conversion Shares as may be issuable upon conversion of the Notes (assuming for purposes hereof that (x) the Notes are convertible at the Conversion Price (as defined in the Notes) as of the date hereof, and (y) any such conversion shall not take into account any limitations on the conversion of the Notes set forth in the Notes), and (ii) such aggregate number of Commitment Shares, if any, to be issued in such Closing. Upon issuance or conversion in accordance with the Notes, the Conversion Shares, and pursuant to the terms of this Agreement, the Commitment Shares, respectively, when issued, will be validly issued as fully paid and non-assessable and free from all preemptive or similar rights or Liens with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. The Company is not generally in the business of trading in, or advising on, securities.

(ii) Exemptions; Additional Closing Prospectus Supplement. Subject to the accuracy of the representations and warranties of the Buyers in this Agreement, the offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act and, with respect to the Initial Closing the prospectus requirements of Canadian Securities Laws. Prior to any Additional Closing Date occurring after September 30, 2025, the Company shall become eligible to file a short form prospectus under applicable Canadian Securities Laws and shall have prepared and filed with the applicable Securities Commissions, and received a receipt for, the Base Shelf Prospectus, and shall have prepared and filed with the applicable Securities Commissions an Additional Closing Prospectus Supplement under applicable Canadian Securities Laws, and such amendments and supplements thereto as may have been required to such Applicable Additional Closing Date. At the time such Additional Closing Prospectus Supplement and any amendments thereto became effective, at the date of such Additional Closing Date, the Base Shelf Prospectus and such Additional Closing Prospectus Supplement and any amendments thereto conformed and will conform in all material respects to the requirements of applicable Canadian Securities Laws and shall not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the Base Shelf Prospectus and such Additional Closing Prospectus Supplement and any amendments or supplements thereto, at the time such Additional Closing Prospectus Supplement or any amendment or supplement thereto was issued and at such Additional Closing Date, conformed and will conform in all material respects to the requirements of the Securities Act and did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Additional Notes and the Commitment Shares, if any, issuable at any Additional Closing (the "Applicable Underlying Securities") shall be issued pursuant to, and in reliance upon, the Base Shelf Prospectus and such Additional Closing Prospectus Supplement.

(iii) No Canadian Legends or Restrictions. The Securities distributed under the Base Shelf Prospectus and an Additional Closing Prospectus Supplement shall be issuable to the Buyers without any Canadian restricted legend without any restrictions on sales in Canada. All such Applicable Underlying Securities, upon issuance, shall be eligible to be delivered to the Buyers (or such Buyer's broker designee) pursuant to CDS and freely resold by any such Buyer (or such Buyer's broker designee) in Canada.

(d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and its Subsidiaries and the consummation by the Company and its Subsidiaries of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Conversion Shares and the Commitment Shares and the reservation for issuance of the Conversion Shares and the Commitment Shares) will not (i) result in a violation of the Articles (as defined below), certificate of formation, memorandum of association, articles of association, bylaws or other organizational documents of the Company or any of its Subsidiaries, or any share capital or other securities of the Company or any of its Subsidiaries, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, foreign, U.S. federal and state securities laws, Canadian Securities Laws, and the rules and regulations of the CSE (the "Principal Market") and including all applicable foreign, federal, provincial and state laws, rules and regulations, including, without limitation, the laws, rules and regulations of the province of Ontario and Canada) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected.

(e) Consents. Neither the Company nor any Subsidiary is required to obtain any consent from, authorization or order of, or make any filing or registration with (other than the Required Approvals), any Governmental Entity or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its respective obligations under or contemplated by this Agreement and the Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company or any Subsidiary is required to obtain pursuant to the preceding sentence have been or will be obtained or effected on or prior to such applicable Closing Date, and neither the Company nor any of its Subsidiaries are aware of any facts or circumstances which might prevent the Company or any of its Subsidiaries from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. The Company is not in violation of the requirements of the Principal Market and has no knowledge of any facts or circumstances which could reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

(f) Acknowledgment Regarding Buyer's Purchase of Securities. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company or any of its Subsidiaries, (ii) an "affiliate" (as defined in Rule 144) of the Company or any of its Subsidiaries or (iii) to its knowledge, a "beneficial owner" of more than 10% of the Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. The Company further represents to each Buyer that the Company's and each Subsidiary's decision to enter into the Transaction Documents to which it is a party has been based solely on the independent evaluation by the Company, each Subsidiary and their respective representatives.

(g) Placement Agent's Fees. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby, including, without limitation, placement agent fees payable to J.V.B. Financial Group, LLC, as placement agent (the "Placement Agent") in connection with the sale of the Securities. The fees and expenses of the Placement Agent to be paid by the Company or any of its Subsidiaries are as set forth on Schedule 3(g) attached hereto. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged the Placement Agent in connection with the sale of the Securities. Other than the Placement Agent, neither the Company nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the offer or sale of the Securities.

(h) No Integrated Offering. None of the Company, its Subsidiaries or any of their affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of shareholders of the Company for purposes of Canadian Securities Laws or under any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of the Principal Market or any other exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation. None of the Company, its Subsidiaries, their affiliates nor any Person acting on their behalf will take any action or steps that would require registration of the issuance of any of the Securities under the 1933 Act or cause the offering of any of the Securities to be integrated with other offerings of securities of the Company.

(i) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares and Commitment Shares will increase in certain circumstances. The Company further acknowledges that its obligation to issue the Conversion Shares pursuant to the terms of the Notes in accordance with this Agreement and the Notes and the Commitment Shares in accordance with this Agreement and the Notes is, in each case, subject to the limitations on conversion or issuance, as applicable, described in Section 4(o) and the rules and policies of the Principal Market and contained in the terms of the Notes and this Agreement, unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

(j) No Takeover Protections; Rights Agreement. As of the date hereof and as of each Closing Date, the Company has no control share acquisition, interested shareholder, business combination, poison pill (including, without limitation, any distribution under a rights agreement), shareholder rights plan or other similar anti-takeover provision in effect under the Articles or other organizational documents or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable to the Notes.

(k) Disclosure Documents; Financial Statements. The Company is a "reporting issuer" or the equivalent thereof in each of the Reporting Jurisdictions (as defined below) where such concept exists, is not on the list of defaulting reporting issuers maintained by the Securities Commissions in each such Reporting Jurisdiction that maintains such a list, all disclosure and filings on the public record and fees required to be made and paid by the Company and its Subsidiaries pursuant to Canadian Securities Laws have been made and paid, and the Company has not filed any confidential material change reports. The Company has filed all reports, schedules, forms, proxy statements, statements and other documents required to be filed by it with the Securities Commissions in the Reporting Jurisdictions pursuant to the reporting requirements of Canadian Securities Laws (all of the foregoing filed prior to the date hereof and as of each Closing Date and all exhibits and appendices included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "Disclosure Documents"). As of the time the Disclosure Documents were filed with the applicable Securities Commissions and on SEDAR+ (System for Electronic Document Analysis and Retrieval+) (or, if amended, restated or superseded by a filing prior to the date of this Agreement), (i) each of the Disclosure Documents complied in all material respects with the requirements of applicable Canadian Securities Laws, and (ii) none of the Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the Disclosure Documents (the "Financial Statements"): (i) complied in all material respects with applicable accounting requirements and the published rules and regulations of applicable Canadian Securities Laws with respect thereto as in effect as of the time of filing, (ii) were prepared in accordance with International Financial Reporting Standards ("IFRS"), consistently applied, during the periods involved (except (a) as may be otherwise indicated in such Financial Statements or the notes thereto, or (b) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements), and (iii) fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate). The provisions, if any, recognized by the Company, or the absence thereof, are reasonable based on facts and circumstances known to the Company as of the date hereof and as of each Closing Date, and there are no obligations or contingent liabilities that are required to be recognized in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, which have not been appropriately accounted for or disclosed in the Financial Statements or otherwise. No other information provided by or on behalf of the Company to any of the Buyers which is not included in the Disclosure Documents (including, without limitation, information referred to in Section 2(f) of this Agreement or in the disclosure schedules to this Agreement) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein not misleading, in the light of the circumstance under which they are or were made. The Company is not currently contemplating to amend or restate any of the Financial Statements (including, without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included in the Disclosure Documents, nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financials Statements to be in compliance with IFRS and the rules and regulations of the Principal Market and Canadian Securities Laws. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements. "Reporting Jurisdictions" means the Provinces of Ontario, British Columbia, Alberta, Saskatchewan, and Manitoba.

(l) Absence of Certain Changes. Since the date of the Company's most recent Disclosure Document filed on SEDAR+, there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations (including results thereof), condition (financial or otherwise) or prospects of the Company or any of its Subsidiaries. Except as set forth on Schedule 3(l) attached hereto, since the date of the Company's most recent audited Financial Statements filed on SEDAR+, neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, outside of the ordinary course of business, (iii) made any capital expenditures, individually or in the aggregate, outside of the ordinary course of business or (iv) made any revaluation of any of their respective assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets other than in the ordinary course of business. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at such Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, (i) with respect to the Company and its Subsidiaries, on a consolidated basis, (A) the present fair saleable value of the Company's and its Subsidiaries' assets is less than the amount required to pay the Company's and its Subsidiaries' total Indebtedness (as defined below), (B) the Company and its Subsidiaries are unable to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company and its Subsidiaries intend to incur or believe that they will incur debts that would be beyond their ability to pay as such debts mature; and (ii) with respect to the Company and each Subsidiary, individually, (A) the present fair saleable value of the Company's or such Subsidiary's (as the case may be) assets is less than the amount required to pay its respective total Indebtedness, (B) the Company or such Subsidiary (as the case may be) is unable to pay its respective debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company or such Subsidiary (as the case may be) intends to incur or believes that it will incur debts that would be beyond its respective ability to pay as such debts mature. Neither the Company nor any of its Subsidiaries has engaged in any business or in any transaction, and is not about to engage in any business or in any transaction, for which the Company's or such Subsidiary's remaining assets constitute unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted. There are no "significant acquisitions", "significant dispositions" or "significant probable acquisitions" for which the Company is required, pursuant to applicable Canadian Securities Laws to include additional financial disclosure in the Base Shelf Prospectus or applicable Additional Closing Prospectus Supplement, other than such additional financial disclosure as is already included in such Additional Closing Prospectus Supplement.

(m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to exist or occur with respect to the Company, any of its Subsidiaries or any of their respective businesses, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise), that (i) would be required to be disclosed by the Company under applicable securities laws on a prospectus filed pursuant to Canadian Securities Laws relating to an issuance and sale by the Company of its Common Shares and which has not been publicly announced, or (iii) could reasonably be expected to result in a Material Adverse Effect.

(n) Conduct of Business; Regulatory Permits. Subsidiaries is in violation of any term of or in default Neither the Company nor any of its under its Articles, any certificate of designation, preferences or rights of any other outstanding series of preferred shares of the Company or any of its Subsidiaries or their organizational charter, certificate of formation, memorandum of association, articles of association, certificate of incorporation or bylaws, respectively. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except in all cases for possible violations which could not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances that could reasonably lead to delisting or suspension of the Common Shares by the Principal Market in the foreseeable future. During the two years prior to the date hereof and as of each Closing Date, (i) the Common Shares have been listed or designated for quotation on the Principal Market, (ii) trading in the Common Shares has not been suspended by the Securities Commissions or the Principal Market and (iii) the Company has received no communication, written or oral, from the Securities Commissions or the Principal Market regarding the suspension or delisting of the Common Shares from the Principal Market. The Company and each of its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.

(o) Foreign Corrupt Practices. Neither the Company, its Subsidiaries nor any director, officer, agent, employee, nor any other person acting for or on behalf of the foregoing (individually and collectively, a "Company Affiliate") have violated the U.S. Foreign Corrupt Practices Act, the Corruption of Foreign Public Officials Act (Canada) or any other applicable anti-bribery or anti-corruption laws, nor has any Company Affiliate offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee or any other person acting in an official capacity for any Governmental Entity to any political party or official thereof or to any candidate for political office (individually and collectively, a "Government Official") or to any person under circumstances where such Company Affiliate knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:

(i) (A) influencing any act or decision of such Government Official in his/her official capacity, (B) inducing such Government Official to do or omit to do any act in violation of his/her lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, or

(ii) assisting the Company or its Subsidiaries in obtaining or retaining business for or with, or directing business to, the Company or its Subsidiaries.

(p) Transactions With Affiliates. Except as set out on Schedule 3(p) attached hereto, no current employee, partner, director, or officer (direct or indirect) of the Company or its Subsidiaries, or any associate, or, to the knowledge of the Company, any affiliate of any thereof, or any relative with a relationship no more remote than first cousin of any of the foregoing, is presently, or has ever been, (i) a party to any transaction with the Company or its Subsidiaries (including any contract, agreement or other arrangement providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director or officer or such associate or affiliate or relative Subsidiaries (other than for ordinary course services as employees, officers or directors of the Company or any of its Subsidiaries)) or (ii) the direct or indirect owner of an interest in any corporation, firm, association or business organization which is a competitor, supplier or customer of the Company or its Subsidiaries (except for a passive investment (direct or indirect) in less than 5% of the common equity of a company whose securities are traded on or quoted through an Eligible Market (as defined in the Notes)), nor does any such Person receive income from any source other than the Company or its Subsidiaries which relates to the business of the Company or its Subsidiaries or should properly accrue to the Company or its Subsidiaries. No employee, officer or director of the Company or any of its Subsidiaries or member of his or her immediate family is indebted to the Company or its Subsidiaries, as the case may be, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other standard employee benefits made generally available to all employees or executives (including share option agreements outstanding under any share option plan approved by the Board of Directors of the Company).

(q) Equity Capitalization.

(i) Definitions:

(A) "Common Shares" means (x) the Company's Common Shares, no par value per share, and (y) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

(ii) Authorized and Outstanding Share Capital. As of the date hereof, the authorized share capital of the Company consists of an unlimited number of Common Shares with no par value, of which 161,323,741 Common Shares are issued and outstanding and 24,915,860 Common Shares are reserved for issuance pursuant to Common Share Equivalents (other than the Notes). "Common Share Equivalents" means any security of the Company or any of its Subsidiaries that is at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or convertible into, Common Shares.

(iii) Valid Issuance; Available Shares; Affiliates. All of the Company's issued and outstanding Common Shares are duly authorized and have been validly issued as fully paid and non-assessable. Schedule 3(q)(ii) sets forth the number of Common Shares that are (A) reserved for issuance pursuant to Common Share Equivalents (other than the Notes) and (B) that are, as of the date hereof, owned by Persons who are "affiliates" (as defined in Rule 405 of the 1933 Act and calculated based on the assumption that only officers, directors and holders of at least 10% of the Company's issued and outstanding Common Shares are "affiliates" without conceding that any such Persons are "affiliates" for purposes of federal securities laws) of the Company or any of its Subsidiaries. Other that as set out on Schedule 3(q)(iii), to the Company's knowledge, no Person owns 10% or more of the Company's issued and outstanding Common Shares (calculated based on the assumption that all Common Share Equivalents (as defined below), whether or not presently exercisable or convertible, have been fully exercised or converted (as the case may be) taking account of any limitations on exercise or conversion (including "blockers") contained therein without conceding that such identified Person is a 10% shareholder for purposes of federal securities laws).

(iv) Existing Securities; Obligations. Except as set forth on Schedule 3(q)(iii): (A) none of the Company's or any Subsidiary's shares, interests or share capital is subject to preemptive rights or any other similar rights or Liens suffered or permitted by the Company or any Subsidiary; (B) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares, interests or share capital of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or share capital of the Company or any of its Subsidiaries; (C) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to qualify for distribution by way of prospectus the sale of any of their securities under Canadian Securities Laws; (D) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (E) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; and (F) neither the Company nor any Subsidiary has any share appreciation rights or "phantom share" plans or agreements or any similar plan or agreement.

(v) Organizational Documents. The Company has furnished to the Buyers true, correct and complete copies of the Company's Articles of Incorporation and amendments thereto as in effect on the date hereof (collectively, the "Articles"), and the terms of all Common Share Equivalents and the material rights of the holders thereof in respect thereto.

(r) Indebtedness and Other Contracts. Neither the Company nor any of its Subsidiaries, (i) except as disclosed on Schedule 3(r), has any outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound, (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) has any financing statements securing obligations in any amounts filed in connection with the Company or any of its Subsidiaries; (iv) is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (v) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company's officers, has or is expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries have any liabilities or obligations required to be disclosed in the Disclosure Documents which are not so disclosed in the Disclosure Documents, other than those incurred in the ordinary course of the Company's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or could not have a Material Adverse Effect. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, "capital leases" in accordance with IFRS) (other than trade payables entered into in the ordinary course of business, consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with IFRS, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

(s) Litigation. Since two (2) years prior to the date hereof and as of such applicable Closing Date there has been no action, suit, arbitration, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, other Governmental Entity, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the Common Shares or any of the Company's or its Subsidiaries' officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such, except as set forth in Schedule 3(s). No director, officer or employee of the Company or any of its subsidiaries has willfully violated 18 U.S.C. §1519 or engaged in spoliation in reasonable anticipation of litigation. Without limitation of the foregoing, there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Securities Commissions involving the Company, any of its Subsidiaries or any current or former director or officer of the Company or any of its Subsidiaries. After reasonable inquiry of its employees, the Company is not aware of any fact which might result in or form the basis for any such action, suit, arbitration, investigation, inquiry or other proceeding. Neither the Company nor any of its Subsidiaries is subject to any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity. Except as set forth on Schedule 3(s), during the period commencing two (2) years prior to the date hereof and prior to such applicable Closing Date and ending on and including such applicable Closing Date, there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission or any of the Securities Commissions involving the Company or any current or former director or officer of the Company. Neither the Commission nor any Securities Commission has issued any stop order or other order suspending the effectiveness of any prospectus filed by the Company or any Subsidiary under applicable Canadian Securities Laws

(t) Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for, and neither the Company nor any such Subsidiary has any reason to believe that it will be unable to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(u) Employee Relations. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Company and its Subsidiaries believe that their relations with their employees are good. No current executive officer (as defined in Rule 501(f) promulgated under the 1933 Act) or other key employee of the Company or any of its Subsidiaries has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer's employment with the Company or any such Subsidiary. No current executive officer or other key employee of the Company or any of its Subsidiaries is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer or other key employee (as the case may be) does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(v) [Intentionally Omitted.]

(w) Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor ("Intellectual Property Rights") necessary to conduct their respective businesses as now conducted and presently proposed to be conducted. Each of patents owned by the Company or any of its Subsidiaries is listed on Schedule 3(v)(i). Except as set forth in Schedule 3(v)(ii), none of the Company's Intellectual Property Rights have expired or terminated or have been abandoned or are expected to expire or terminate or are expected to be abandoned, within three years from the date of this Agreement. Except as set forth in Schedule 3(w)(iii): (a) the Company does not have any knowledge of any infringement by the Company or its Subsidiaries of Intellectual Property Rights of others; (b) there is no claim, action or proceeding being made or brought, or to the knowledge of the Company or any of its Subsidiaries, being threatened, against the Company or any of its Subsidiaries regarding its Intellectual Property Rights; and (c) neither the Company nor any of its Subsidiaries is aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

(x) Environmental Laws.

(i) The Company and its Subsidiaries (A) are in compliance with any and all Environmental Laws (as defined below), (B) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (C) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (A), (B) and (C), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all federal, provincial, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(ii) No Hazardous Materials (A) have been disposed of or otherwise released from any Real Property of the Company or any of its Subsidiaries in violation of any Environmental Laws; or (B) are present on, over, beneath, in or upon any Real Property or any portion thereof in quantities that would constitute a violation of any Environmental Laws. No prior use by the Company or any of its Subsidiaries of any Real Property has occurred that violates any Environmental Laws, which violation would have a material adverse effect on the business of the Company or any of its Subsidiaries.

(iii) Neither the Company nor any of its Subsidiaries knows of any other person who or entity which has stored, treated, recycled, disposed of or otherwise located on any Real Property any Hazardous Materials, including, without limitation, such substances as asbestos and polychlorinated biphenyls.

(iv) None of the Real Properties are on any federal or state "Superfund" list or Liability Information System ("CERCLIS") list or any state environmental agency list of sites under consideration for CERCLIS, nor subject to any environmental related Liens.

(y) [Intentionally Omitted].

(z) Tax Status. The Company and each of its Subsidiaries (i) has timely made or filed all foreign, federal, provincial and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company and its Subsidiaries know of no basis for any such claim. The Company believes that it was not a passive foreign investment company, as defined in Section 1297 of the Code for its tax year ended December 31, 2024 and based on current business plans and financial expectations, does not expect to be a passive foreign investment company for the for the foreseeable future.

(aa) Internal Accounting and Disclosure Controls. The Company and each of its Subsidiaries has established and maintains a system of internal accounting controls and internal control over financial reporting (as defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109")) which is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company has established and maintains a system of disclosure controls and procedures (as defined in NI 52-109) that are effective in ensuring that information required to be disclosed by it under Canadian Securities Laws will be recorded, processed, summarized and reported within the time periods specified by Canadian Securities Laws. As of the date hereof, the Company has no knowledge of any "material weaknesses" in its internal control over financial reporting (as defined in NI 52-109).

(bb) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company or any of its Subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its filings pursuant to Canadian Securities Laws or the rules and regulations of the Principal Market and is not so disclosed or that otherwise could be reasonably likely to have a Material Adverse Effect.

(cc) Investment Company Status. The Company is not, and upon consummation of the sale of the Securities will not be, an "investment company," an affiliate of an "investment company," a company controlled by an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.

(dd) Acknowledgement Regarding Buyers' Trading Activity. Except as set forth in Section 4(aa) below, it is understood and acknowledged by the Company that (i) following the public disclosure of the transactions contemplated by the Transaction Documents, in accordance with the terms thereof, that none of the Buyers have been asked by the Company or its Subsidiaries to agree, nor has any Buyer agreed with the Company or its Subsidiaries, to desist from effecting any transactions in or with respect to (including, without limitation, purchasing or selling, long and/or short) any securities of the Company, or "derivative" securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) that each Buyer shall not be deemed to have any affiliation with or control over any arm's length counter party in any "derivative" transaction and (iii) each Buyer may rely on the Company's obligation to timely deliver Common Shares upon conversion, exercise or exchange, as applicable, of the Securities as and when required pursuant to the Transaction Documents for purposes of effecting trading in the Common Shares of the Company. The Company further understands and acknowledges that, except as set forth in Section 4(aa) below, following the public disclosure of the transactions contemplated by the Transaction Documents pursuant to the Initial Material Change Report (as defined below) one or more Buyers may engage in hedging and/or trading activities (including, without limitation, the location and/or reservation of borrowable Common Shares) at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value and/or number of the Conversion Shares deliverable with respect to the Notes are being determined and such hedging and/or trading activities (including, without limitation, the location and/or reservation of borrowable Common Shares), if any, can reduce the value of the existing shareholders' equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted. The Company acknowledges that such aforementioned hedging and/or trading activities do not, in and of themselves, constitute a breach of this Agreement, the Notes or any other Transaction Document or any of the documents executed in connection herewith or therewith.

(ee) Manipulation of Price. Neither the Company nor any of its Subsidiaries has, and, to the knowledge of the Company, no Person acting on their behalf has, directly or indirectly, (i) taken any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company or any of its Subsidiaries to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities (other than the Placement Agent), (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company or any of its Subsidiaries or (iv) paid or agreed to pay any Person for research services with respect to any securities of the Company or any of its Subsidiaries.

(ff) U.S. Real Property Holding Corporation. Neither the Company nor any of its Subsidiaries is, or has ever been, and so long as any of the Securities are held by any of the Buyers, shall become, a U.S. real property holding corporation within the meaning of Section 897 of the Code, and the Company and each Subsidiary shall so certify upon any Buyer's request.

(gg) Transfer Taxes. On such Closing Date, all share transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance, sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(hh) Bank Holding Company Act; Regulation U or X.

(i) Neither the Company nor any of its Subsidiaries is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA") and to regulation by the Board of Governors of the Federal Reserve System of the United States (the "Federal Reserve"). Neither the Company nor any of its Subsidiaries or affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(ii) The sale of the Notes, the use of proceeds thereof and the other transactions contemplated thereby or by the other Transaction Documents, will not violate or be inconsistent with the provisions of Regulation U or X of the Board of Governors of the Federal Reserve.

(ii) Illegal or Unauthorized Payments; Political Contributions. Neither the Company nor any of its Subsidiaries nor, to the best of the Company's knowledge (after reasonable inquiry of its officers and directors), any of the officers, directors, employees, agents or other representatives of the Company or any of its Subsidiaries or any other business entity or enterprise with which the Company or any Subsidiary is or has been affiliated or associated, has, directly or indirectly, made or authorized any payment, contribution or gift of money, property, or services, whether or not in contravention of applicable law, (i) as a kickback or bribe to any Person or (ii) to any political organization, or the holder of or any aspirant to any elective or appointive public office except for personal political contributions not involving the direct or indirect use of funds of the Company or any of its Subsidiaries.

(jj) Money Laundering. The Company and its Subsidiaries are in compliance with, and have not previously violated, any AML Laws and all other applicable U.S. and non-U.S. anti- money laundering laws and regulations, including, without limitation, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, including, but not limited, to (i) Executive Order 13224 of September 23, 2001 entitled, "Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism" (66 Fed. Reg. 49079 (2001)); and (ii) any regulations contained in 31 CFR, Subtitle B, Chapter V.

(kk) Management. Except as set forth in Schedule 3(kk) hereto, during the past five year period, no current or former officer or director or, to the knowledge of the Company, no current ten percent (10%) or greater shareholder of the Company or any of its Subsidiaries has been the subject of:

(i) a petition under bankruptcy laws or any other insolvency or moratorium law or the appointment by a court of a receiver, fiscal agent or similar officer for such Person, or any partnership in which such person was a general partner at or within two years before the filing of such petition or such appointment, or any corporation or business association of which such person was an executive officer at or within two years before the time of the filing of such petition or such appointment;

(ii) a conviction in a criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations that do not relate to driving while intoxicated or driving under the influence);

(iii) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining any such person from, or otherwise limiting, the following activities:

(1) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the United States Commodity Futures Trading Commission or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(2) Engaging in any particular type of business practice; or

(3) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of securities laws or commodities laws;

(ii) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any authority barring, suspending or otherwise limiting for more than sixty (60) days the right of any such person to engage in any activity described in the preceding sub paragraph, or to be associated with persons engaged in any such activity;

(iii) a finding by a court of competent jurisdiction in a civil action or by the Securities Commissions or other authority to have violated any securities law, regulation or decree and the judgment in such civil action or finding by the Securities Commissions or any other authority has not been subsequently reversed, suspended or vacated; or

(iv) a finding by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding has not been subsequently reversed, suspended or vacated.

(ll) Share Option Plans. Each share option granted by the Company was granted (i) in accordance with the terms of the applicable share option plan of the Company and (ii) with an exercise price at least equal to the fair market value of the Common Shares on the date such share option would be considered granted under IFRS and applicable law. No share option granted under the Company's share option plan has been backdated. The Company has not knowingly granted, and there is no and has been no policy or practice of the Company to knowingly grant, share options prior to, or otherwise knowingly coordinate the grant of share options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(mm) No Disagreements with Accountants and Lawyers. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company's ability to perform any of its obligations under any of the Transaction Documents. In addition, on or prior to the date hereof, the Company had discussions with its accountants about its financial statements previously filed with the SEC or with the Securities Commissions in the Reporting Jurisdictions. Based on those discussions, the Company has no reason to believe that it will need to restate any such financial statements or any part thereof.

(nn) No Additional Agreements. The Company does not have any agreement or understanding with any Buyer with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

(oo) Public Utility Holding Act. None of the Company nor any of its Subsidiaries is a "holding company," or an "affiliate" of a "holding company," as such terms are defined in the Public Utility Holding Act of 2005.

(pp) Federal Power Act. None of the Company nor any of its Subsidiaries is subject to regulation as a "public utility" under the Federal Power Act, as amended.

(qq) [Intentionally deleted.]

(rr) Cybersecurity. The Company and its Subsidiaries' information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT Systems") are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants that would reasonably be expected to have a Material Adverse Effect on the Company's business. The Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including "Personal Data," used in connection with their businesses. "Personal Data" means information about an identifiable individual, but does not include the name, title, or business address of an employee of the Company, and includes (i) a natural person's name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver's license number, passport number, credit card number, bank information, or customer or account number; (ii) any information which would qualify as "personally identifying information" under the Federal Trade Commission Act, as amended; (iii) "personal data" as defined by the European Union General Data Protection Regulation ("GDPR") (EU 2016/679); (iv) any information which would qualify as "protected health information" under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, "HIPAA"); and (v) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person's health or sexual orientation. There have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person or such, nor any incidents under internal review or investigations relating to the same except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and its Subsidiaries are presently in compliance with all applicable laws or statutes, including the Personal Information Protection and Electronic Documents Act (Canada) (S.C. 2000, c. 5) ("PIPEDA"), and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(ss) Compliance with Data Privacy Laws. The Company and its Subsidiaries are, and at all prior times were, in compliance with all applicable federal, provincial and state data privacy and security laws and regulations, including without limitation HIPAA and PIPEDA and the Company and its Subsidiaries have taken commercially reasonable actions to prepare to comply with, and since May 25, 2018, have been and currently are in compliance with, the GDPR (EU 2016/679) (collectively, the "Privacy Laws") except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. To ensure compliance with the Privacy Laws, the Company and its Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of Personal Data (the "Policies"). The Company and its Subsidiaries have at all times made all disclosures to users or customers required by applicable laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the knowledge of the Company, been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Company further certifies that neither it nor any Subsidiary: (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law.

(tt) Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, non-public information concerning the Company or any of its Subsidiaries, other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents. The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Buyers regarding the Company and its Subsidiaries, their businesses and the transactions contemplated hereby, including the schedules to this Agreement, furnished by or on behalf of the Company or any of its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All of the written information furnished after the date hereof by or on behalf of the Company or any of its Subsidiaries to each Buyer pursuant to or in connection with this Agreement and the other Transaction Documents, taken as a whole, will be true and correct in all material respects as of the date on which such information is so provided and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure at or before the date hereof or announcement by the Company but which has not been so publicly disclosed. All financial projections and forecasts that have been prepared by or on behalf of the Company or any of its Subsidiaries and made available to you have been prepared in good faith based upon reasonable assumptions and represented, at the time each such financial projection or forecast was delivered to each Buyer, the Company's best estimate of future financial performance (it being recognized that such financial projections or forecasts are not to be viewed as facts and that the actual results during the period or periods covered by any such financial projections or forecasts may differ from the projected or forecasted results). The Company acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2.

4. COVENANTS.

(a) Best Efforts. Each Buyer shall use its best efforts to timely satisfy each of the covenants hereunder and conditions to be satisfied by it as provided in Section 6 of this Agreement. The Company shall use its best efforts to timely satisfy each of the covenants hereunder and conditions to be satisfied by it as provided in Section 7 of this Agreement.

(b) Form 45-106F1 and Form 72-503F. The Company shall comply with all applicable foreign, federal, state and local laws, statutes, rules, regulations and the like relating to the offering and sale of the Securities to the Buyers. The Company shall file a Form 45-106F1 and/or a Form 72-503F, as applicable, with the Securities Commissions in the Reporting Jurisdictions, after each Closing Date within the time prescribed by Canadian Securities Laws.

(c) Reporting Status. Until the later of (x) the earlier to occur of (A) the date all Additional Notes issuable hereunder have been issued and (B) such date the parties agree in writing to terminate any such remaining rights hereunder (such earlier date, the "Additional Closing Expiration Date") and (y) such date on which the Buyers shall have sold all of the Securities (the "Reporting Period"), the Company shall timely file all reports required to be filed with the Securities Commissions pursuant to applicable Canadian Securities Laws, and the Company shall not terminate its status as a "reporting issuer" required to file reports under applicable Canadian Securities Laws even if such applicable Canadian Securities Laws or the rules and regulations of the Principal Market, as applicable, would no longer require or otherwise permit such termination. "Underlying Securities" means the (i) the Conversion Shares, (ii) the Commitment Shares and (iii) any share capital of the Company issued or issuable with respect to the Conversion Shares, the Notes or the Commitment Shares, respectively, including, without limitation, (1) as a result of any share split, share dividend, recapitalization, exchange or similar event or otherwise and (2) shares of share capital of the Company into which the Common Shares are converted or exchanged and shares of share capital of a Successor Entity (as defined in the Notes) into which the Common Shares are converted or exchanged, in each case, without regard to any limitations on conversion of the Notes.

(d) Use of Proceeds. The Company will use the proceeds from the sale of the Securities, (x) at the Initial Closing to acquire the Note Purchased SOL (as defined in the Notes) and (y) at any Additional Closing to acquire SOL as a treasury asset for the Company's balance sheet or general corporate or working capital purposes, but in each case not, directly or indirectly, for (i) except as set forth on Schedule 0, the satisfaction of any indebtedness of the Company or any of its Subsidiaries, (ii) the redemption or repurchase of any securities of the Company or any of its Subsidiaries, or (iii) the settlement of any outstanding litigation.

(e) Financial Information. (i) The Company agrees to send the following to each holder of Notes or Commitment Shares (each, an "Investor") during the Reporting Period unless the following are filed with the Securities Commissions through SEDAR+ and are available to the public through the SEDAR system or are otherwise widely disseminated via a recognized news release service (such as PR Newswire): (A) within one (1) Business Day after the filing thereof with the Securities Commissions, a copy of any audited annual financial statements, interim financial statements, management's discussion and analysis, proxy, material change reports and any other filings required pursuant to Canadian Securities Laws, (B) on the same day as the release thereof, facsimile copies of all press releases issued by the Company or any of its Subsidiaries and (C) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders.

(f) Current Public Information Failure. At any time commencing on the Initial Closing Date and for so long as the Notes are outstanding, if the Company shall be listed as in default of its continuous filing obligations on the list of reporting issuers maintained by Canadian Securities Administrators on SEDAR+ which is not rectified within ten (10) days of the date the Company is first noted as in default (a "Current Public Information Failure") then, in addition to such Buyer's other available remedies, the Company shall pay to each Buyer, in cash, as partial liquidated damages and not as a penalty, by reason of any such actual delay in or reduction of its ability to sell the Securities, an amount in cash equal to one percent (1%) of the Purchase Price of such Buyer on the day of a Current Public Information Failure and on every thirtieth (30th) day (pro-rated for periods totaling less than thirty days) thereafter until the earlier of (a) the date such Current Public Information Failure is cured and (b) such time that such public information is no longer required for the Buyers to publicly transfer the Underlying Securities without registration or exemption. The payments to which a Buyer shall be entitled pursuant to this Section 4(f) are referred to herein as "Current Public Information Failure Payments." Current Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Current Public Information Failure Payments are incurred and (ii) the third (3rd) Business Day after the event or failure giving rise to the Current Public Information Failure Payments is cured. In the event the Company fails to make Current Public Information Failure Payments in a timely manner, such Current Public Information Failure Payments shall bear interest at the rate of one percent (1%) per month (prorated for partial months) until paid in full. Nothing herein shall limit such Buyer's right to pursue actual damages for the Current Public Information Failure, and such Buyer shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

(g) Listing. The Company shall promptly secure the listing or designation for quotation (as the case may be) of all of the Underlying Securities upon each national securities exchange and automated quotation system, if any, upon which the Common Shares is then listed or designated for quotation (as the case may be) (subject to official notice of issuance) and shall maintain such listing or designation for quotation (as the case may be) of all Underlying Securities from time to time issuable under the terms of the Transaction Documents on such national securities exchange or automated quotation system. The Company shall maintain the Common Shares' listing or authorization for quotation (as the case may be) on the CSE, the Toronto Stock Exchange, The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market (each, an "Eligible Market"). Neither the Company nor any of its Subsidiaries shall take any action which could be reasonably expected to result in the delisting or suspension of the Common Shares on an Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(g).

(h) Transfer Agent. The Company shall use best efforts to act in accordance with the terms of the service agreement between the Company and TSX Trust Company, as such agreement may be amended from time to time.

(i) Fees.

(i) General. The Company shall reimburse the Buyer for costs and expenses incurred by it or its affiliates in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents (the "Transaction Expenses"), subject to a maximum reimbursement amount of (a) $200,000 for the Initial Closing, and (b) $35,000 for each Additional Closing, after which, in either case, the Company and the Buyer shall be responsible for their own Transaction Expenses. Amounts to be reimbursed to the Buyer pursuant hereto shall be withheld by the lead Buyer from its Purchase Price at each Closing, and with respect to the Initial Closing, less $85,000 previously paid by the Company to the lead investor. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, transfer agent fees, CDS (as defined below) fees, DTC (as defined below) fees or broker's commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby (including, without limitation, any fees or commissions payable to the Placement Agent, who is the Company's sole placement agent in connection with the transactions contemplated by this Agreement). The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment.

(ii) Commitment Amount; Administrative Expenses. In additional to any amounts set forth in Section 4(h) above, on each Closing Date, the Company shall pay ATW (as defined below) commitment amount (each, a "Commitment Amount") with respect to each Closing in an aggregate amount with respect to such applicable Closing equal to (x) if paid in cash, 4% of the applicable Purchase Price of all Securities sold at such Closing or (y) solely with respect to Additional Closings, if paid in Commitment Shares, 6% of the applicable Purchase Price of all Securities sold at such Closing, provided that if the Commitment Amount is paid in cash, it shall be withheld by the Buyer from the delivery of the Purchase Price on the applicable Closing Date, and provided further that Commitment Shares shall be issued based on the Closing Sale Price (as defined in the Notes) of the Common Shares on the Principal Market on the day prior to Closing, or such other pricing method as shall comply with the rules of such Principal Market.

(j) Pledge of Securities. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that the Securities may be pledged by an Investor in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(g) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of Section 2(g) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by a Buyer.

(k) Disclosure of Transactions and Other Material Information.

(i) Disclosure of Transaction.

(1) Initial Closing. The Company shall promptly, and in any event no later than 9:00 a.m. (New York time) on the first (1st) Business Day after the date of this Agreement, (i) issue a press release (the "Initial Press Release") reasonably acceptable to the Buyers disclosing all the material terms of the transactions contemplated by the Transaction Documents, and (ii) file a material change report with the Securities Commissions in the Reporting Jurisdictions describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by applicable Canadian Securities Laws (the "Initial Material Change Report"). From and after the filing of the Initial Material Change Report, the Company shall have disclosed all material, non-public information (if any) provided to any of the Buyers by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the filing of the Initial Material Change Report, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and any of the Buyers or any of their affiliates, on the other hand, shall terminate.

(2) Additional Closings. The Company shall, on or before 9:00 a.m., New York time, on the first (1st) Trading Day after the Company receives (or delivers to any Buyer) an Additional Closing Notice either issue a press release (each, an "Additional Press Release") or file a material change report with the Securities Commissions in the Reporting Jurisdictions describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by applicable Canadian Securities Laws (the "Additional Material Change Report", and together with the Initial Material Change Report, the "Material Change Reports"), in each case reasonably acceptable to such Buyer participating in such Additional Closing, disclosing that "an institutional investor" has elected to deliver an Additional Closing Notice to the Company or the Company has elected to effect an Additional Closing, as applicable. From and after the filing of the Additional Press Release or Additional Material Change Report, solely to the extent such Additional Closing Notice constitutes material non-public information (as specified by the Company in such applicable Additional Closing Notice or in its acknowledgement, as applicable, to such applicable Additional Closing Notice), the Company shall have disclosed all material, non-public information (if any) provided to any of the Buyers by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the filing of the Additional Material Change Report, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and any of the Buyers or any of their affiliates, on the other hand, shall terminate

(ii) Limitations on Disclosure. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide any Buyer with any material, non-public information regarding the Company or any of its Subsidiaries from and after the date hereof without the express prior written consent of such Buyer (which may be granted or withheld in such Buyer's sole discretion). In the event of a breach of any of the foregoing covenants, including, without limitation, Section 4(r) of this Agreement, or any of the covenants or agreements contained in any other Transaction Document, by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents (as determined in the reasonable good faith judgment of such Buyer), in addition to any other remedy provided herein or in the Transaction Documents, subject to at least two (2) Trading Day prior written notice to the Company, such Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such breach or such material, non-public information, as applicable, without the prior approval by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees or agents. No Buyer shall have any liability to the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees, affiliates, shareholders or agents, for any such disclosure. Subject to the foregoing, neither the Company, its Subsidiaries nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, the Company shall be entitled, without the prior approval of any Buyer, to make the Press Release and any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the Material Change Reports and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the applicable Buyer (which may be granted or withheld in such Buyer's sole discretion), the Company shall not (and shall cause each of its Subsidiaries and affiliates to not) disclose the name of such Buyer in any filing, announcement, release or otherwise, except as required under applicable Canadian Securities Laws. Notwithstanding anything contained in this Agreement to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that no Buyer shall have (unless expressly agreed to by a particular Buyer after the date hereof in a written definitive and binding agreement executed by the Company and such particular Buyer (it being understood and agreed that no Buyer may bind any other Buyer with respect thereto)), any duty of confidentiality with respect to, or a duty not to trade on the basis of, any material, non-public information regarding the Company or any of its Subsidiaries.

(iii) Other Confidential Information. Disclosure Failures; Disclosure Delay Payments. In addition to other remedies set forth in this Section 4(k), and without limiting anything set forth in any other Transaction Document, at any time after any Closing Date if the Company, any of its Subsidiaries, or any of their respective officers, directors, employees or agents, provides any Buyer with material non-public information relating to the Company or any of its Subsidiaries (each, the "Confidential Information"), the Company shall, on or prior to the applicable Required Disclosure Date (as defined below), publicly disclose such Confidential Information on a material change report or otherwise (each, a "Disclosure"). From and after such Disclosure, the Company shall have disclosed all Confidential Information provided to such Buyer by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon such Disclosure, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and any of the Buyers or any of their affiliates, on the other hand, shall terminate. In the event that the Company fails to effect such Disclosure on or prior to the Required Disclosure Date and such Buyer shall have possessed Confidential Information for at least two (2) consecutive Trading Days (each, a "Disclosure Failure"), then, as partial relief for the damages to such Buyer by reason of any such delay in, or reduction of, its ability to buy or sell Common Shares after such Required Disclosure Date (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to such Buyer an amount in cash equal to the greater of (I) one percent (1.0%) of the aggregate principal of Notes purchased by such Buyer hereunder and (II) the applicable Disclosure Restitution Amount, on each of the following dates (each, a "Disclosure Delay Payment Date"): (i) on the date of such Disclosure Failure and (ii) on every thirty (30) day anniversary such Disclosure Failure until the earlier of (x) the date such Disclosure Failure is cured and (y) such time as all such non-public information provided to such Buyer shall cease to be Confidential Information (as evidenced by a certificate, duly executed by an authorized officer of the Company to the foregoing effect) (such earlier date, as applicable, a "Disclosure Cure Date"). Following the initial Disclosure Delay Payment for any particular Disclosure Failure, without limiting the foregoing, if a Disclosure Cure Date occurs prior to any thirty (30) day anniversary of such Disclosure Failure, then such Disclosure Delay Payment (prorated for such partial month) shall be made on the second (2nd) Business Day after such Disclosure Cure Date. The payments to which an Investor shall be entitled pursuant to this Section (iii) are referred to herein as "Disclosure Delay Payments." In the event the Company fails to make Disclosure Delay Payments in a timely manner in accordance with the foregoing, such Disclosure Delay Payments shall bear interest at the rate of one percent (1.0%) per month (prorated for partial months) until paid in full.

(iv) For the purpose of this Agreement the following definitions shall apply:

(1) "Disclosure Failure Market Price" means, as of any Disclosure Delay Payment Date, the price computed as the quotient of (I) the sum of the five (5) highest VWAPs (as defined in the Notes) of the Common Shares during the applicable Disclosure Restitution Period (as defined below), divided by (II) five (5) (such period, the "Disclosure Failure Measuring Period"). All such determinations to be appropriately adjusted for any share dividend, share split, share combination, reclassification or similar transaction that proportionately decreases or increases the Common Shares during such Disclosure Failure Measuring Period.

(2) "Disclosure Restitution Amount" means, as of any Disclosure Delay Payment Date, the product of (x) difference of (I) the Disclosure Failure Market Price less (II) the lowest purchase price, per Common Share, of any Common Shares issued or issuable to such Buyer pursuant to this Agreement or any other Transaction Documents, multiplied by (y) 10% of the aggregate daily dollar trading volume (as reported on Bloomberg (as defined in the Notes)) of the Common Shares on the Principal Market for each Trading Day (as defined in the Notes) either (1) with respect to the initial Disclosure Delay Payment Date, during the period commencing on the applicable Required Disclosure Date through and including the Trading Day immediately prior to the initial Disclosure Delay Payment Date or (2) with respect to each other Disclosure Delay Payment Date, during the period commencing the immediately preceding Disclosure Delay Payment Date through and including the Trading Day immediately prior to such applicable Disclosure Delay Payment Date (such applicable period, the "Disclosure Restitution Period").

(3) "Required Disclosure Date" means (x) if such Buyer authorized the delivery of such Confidential Information, either (I) if the Company and such Buyer have mutually agreed upon a date (as evidenced by an e-mail or other writing) of Disclosure of such Confidential Information, such agreed upon date or (II) otherwise, the seventh (7th) calendar day after the date such Buyer first received any Confidential Information or (y) if such Buyer did not authorize the delivery of such Confidential Information, the first (1st) Business Day after such Buyer's receipt of such Confidential Information.

(l) Additional Registration Statements. Until the 60th calendar day after the Initial Closing Date (the "Applicable Date"), the Company shall not, without consent of the Buyers, file (or complete a distribution of securities pursuant to) a prospectus, registration statement or an offering statement under the 1933 Act or Canadian Securities Laws relating to securities that are not the Underlying Securities.

(m) Additional Issuance of Securities. The Company agrees that for the period commencing on the date hereof and ending on the earlier of (i) the date immediately following the 60th calendar day after the Initial Closing Date, and (ii) the date on which the Common Shares are listed for trading on NASDAQ (the "Restricted Period"), neither the Company nor any of its Subsidiaries shall directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including, without limitation, any "equity security" (as that term is defined under Rule 405 promulgated under the 1933 Act), any Common Share Equivalents (as defined below), (any such issuance, offer, sale, grant, disposition or announcement (whether occurring during the Restricted Period or at any time thereafter) is referred to as a "Subsequent Placement"). Notwithstanding the foregoing, this Section 4(m) shall not apply in respect of the issuance of (i) Common Shares or any Common Shares Equivalents, as applicable; provided that, any such Person enters into a lock up agreement in form and substance acceptable to the Buyers which shall prohibit the direct or indirect sale, transfer or disposition of such Common Shares or Common Stock Equivalents, as applicable, to any Person during the Restricted Period; provided further, that (x) no lock-up agreement shall be required to the extent such Common Shares and/or Common Shares issuable upon conversion, exercise or exchange of any Common Shares and/or Common Share Equivalent, as applicable, are restricted securities ineligible to be resold by any holder thereof on the Principal Market (and any Eligible Market) during the Restricted Period and (y) the Required Holder may, in its sole discretion, waive the requirement for such Person to enter into a lock up agreement; (ii) the Conversion Shares, (iii) the Commitment Shares and (iv) Common Shares issued pursuant to the Permitted ATM (as defined below) (each of the foregoing in clauses (i) through (iv), collectively the "Excluded Securities"). "Approved Share Plan" means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the date hereof pursuant to which Common Shares and standard options to purchase Common Shares may be issued to any employee, officer or director for services provided to the Company in their capacity as such. "Permitted ATM" means any at-the-market offering of the Company in an arms-length transaction with a bona fide broker-dealer; provided that (a) the sale of Common Shares pursuant to any such "at-the-market" offering shall be above USD $1.00, and (B) the trading volume of Common Shares issued pursuant to any such "at-the-market" offering shall be less than 5% of the trading volume on any Trading Day (as defined in the Notes). Notwithstanding anything to the contrary in this Agreement, the Company shall not issue any other securities that would cause a breach or default under the Notes.

(n) Reservation of Shares. Until the later of (A) the Additional Closing Expiration Date and (B) such date no Notes remain outstanding, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than the maximum number of Common Shares issuable upon conversion of all the Notes then outstanding (assuming for purposes hereof (z) the Notes are convertible at the Conversion Price as of such date of determination, and (y) any such conversion shall not take into account any limitations on the conversion of the Notes set forth in the Notes) (collectively, the "Required Reserve Amount"); provided that at no time shall the number of Common Shares reserved pursuant to this Section 4(n) be reduced other than proportionally in connection with any conversion and/or redemption, as applicable of Notes. If at any time the number of Common Shares authorized and reserved for issuance is not sufficient to meet the Required Reserve Amount, the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of shareholders to authorize additional shares to meet the Company's obligations pursuant to the Transaction Documents, in the case of an insufficient number of authorized shares, obtain shareholder approval of an increase in such authorized number of shares, and voting the management shares of the Company in favor of an increase in the authorized shares of the Company to ensure that the number of authorized shares is sufficient to meet the Required Reserve Amount.

(o) Limitations on Issuances or Conversions. The Company shall not effect the issuance of any Underlying Securities, as applicable, and the Buyers shall not have the right to convert any portion of the Notes or receive Commitment Shares hereunder, as applicable, pursuant to the terms and conditions hereof of thereof and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, any Buyer together with the other Attribution Parties (as defined below) collectively would beneficially own or control, directly or indirectly, in excess of 9.99% (the "Maximum Percentage") of the Common Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by the Buyer and the other Attribution Parties shall include the number of Common Shares held by the Buyer and all other Attribution Parties plus the number of Common Shares issuable upon conversion of the Notes with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (A) exercise of the remaining, unexercised portion of the Notes beneficially owned by the Buyer or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred shares or warrants) beneficially owned by the Buyer or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 4(o). "Attribution Parties" means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after any applicable Closing Date, directly or indirectly managed or advised by the Buyer's investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Buyer or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a "group" (as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder) together with the Buyer or any of the foregoing and (iv) any other Persons whose beneficial ownership or control, whether directly or indirectly, of the Common Shares would or could be aggregated (including if such Persons were acting jointly or in concert within the meaning of Canadian Securities Laws) with the Buyer's and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act, the provisions of the Securities Act (Ontario), the provisions of National Instrument 62-104 (Take-over Bids and Issuer Bids), and any applicable Canadian Securities Laws. For clarity, the purpose of the foregoing is to subject collectively the Buyer and all other Attribution Parties to the Maximum Percentage. "Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that "control" of a Person means the power directly or indirectly either to vote 10% or more of the shares having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise. This Section 4(o) may not be amended, modified or waived by the parties hereof.

(p) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any Governmental Entity, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect.

(q) Variable Securities. Until the later of (A) the Additional Closing Expiration Date and (B) such date no Notes remain outstanding, the Company and each Subsidiary shall be prohibited from effecting or entering into an agreement to effect any Subsequent Placement (as defined below) involving a Variable Rate Transaction (other than a Permitted ATM). "Variable Rate Transaction" means a transaction in which the Company or any Subsidiary (i) issues or sells any Common Share Equivalents either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Common Shares at any time after the initial issuance of such Common Share Equivalents, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Common Share Equivalents or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares, other than pursuant to a customary "weighted average" anti-dilution provision or (ii) enters into any agreement (including, without limitation, an equity line of credit or an "at-the-market" offering) whereby the Company or any Subsidiary may sell securities at a future determined price (other than standard and customary "preemptive" or "participation" rights. Each Buyer shall be entitled to obtain injunctive relief against the Company and its Subsidiaries to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

(r) Participation Right. At any time on or prior to the third anniversary of the Initial Closing Date (or such later date that no Notes remain outstanding), neither the Company nor any of its Subsidiaries shall, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with this Section 4(r). The Company acknowledges and agrees that the right set forth in this Section 4(r) is a right granted by the Company, separately, to each Buyer

(i) At least five (5) Trading Days prior to any proposed or intended Subsequent Placement, the Company shall deliver to each Buyer a written notice (each such notice, a "Pre-Notice"), which Pre-Notice shall not contain any information (including, without limitation, material, non-public information) other than: (A) if the proposed Offer Notice (as defined below) constitutes or contains material, non-public information, a statement asking whether the Buyer is willing to accept material non-public information or (B) if the proposed Offer Notice does not constitute or contain material, non-public information, (x) a statement that the Company proposes or intends to effect a Subsequent Placement, (y) a statement that the statement in clause (x) above does not constitute material, non-public information and (z) a statement informing such Buyer that it is entitled to receive an Offer Notice (as defined below) with respect to such Subsequent Placement upon its written request. Upon the written request of a Buyer within three (3) Trading Days after the Company's delivery to such Buyer of such Pre-Notice, and only upon a written request by such Buyer, the Company shall promptly, but no later than one (1) Trading Day after such request, deliver to such Buyer a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement, which Offer Notice shall (A) identify and describe the Offered Securities, (B) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, and (C) offer to issue and sell to or exchange with such Buyer in accordance with the terms of the Offer such Buyer's pro rata portion of 25% of the Offered Securities, provided that the number of Offered Securities which such Buyer shall have the right to subscribe for under this Section 4(r) shall be (x) based on such Buyer's pro rata portion of the aggregate original principal amount of the Notes purchased hereunder by all Buyers (the "Basic Amount"), and (y) with respect to each Buyer that elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Buyers as such Buyer shall indicate it will purchase or acquire should the other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount"), which process shall be repeated until each Buyer shall have an opportunity to subscribe for any remaining Undersubscription Amount.

(ii) To accept an Offer, in whole or in part, such Buyer must deliver a written notice to the Company prior to the end of the fifth (5th) Business Day after such Buyer's receipt of the Offer Notice (the "Offer Period"), setting forth the portion of such Buyer's Basic Amount that such Buyer elects to purchase and, if such Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent it deems reasonably necessary. Notwithstanding the foregoing, if the Company desires to modify or amend the terms and conditions of the Offer prior to the expiration of the Offer Period, the Company may deliver to each Buyer a new Offer Notice and the Offer Period shall expire on the fifth (5th) Business Day after such Buyer's receipt of such new Offer Notice.

(iii) The Company shall have the right, following expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by a Buyer (the "Refused Securities") pursuant to a definitive agreement(s) (the "Subsequent Placement Agreement"), but only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Offer Notice and (B) to publicly announce (x) the execution of such Subsequent Placement Agreement, and (y) either (I) the consummation of the transactions contemplated by such Subsequent Placement Agreement or (II) the termination of such Subsequent Placement Agreement, which shall be filed on a Material Change Report with the Securities Commissions with such Subsequent Placement Agreement and any documents contemplated therein filed as exhibits thereto.

(iv) In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 1(a)(ii) above), then each Buyer may, at its sole option and in its sole discretion, withdraw its Notice of Acceptance or proportionally reduce the number or amount of the Offered Securities specified in its Notice of Acceptance based on the actual size of such offering.

(v) Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, such Buyer shall acquire from the Company, and the Company shall issue to such Buyer, the number or amount of Offered Securities specified in its Notice of Acceptance, as reduced pursuant to Section 1(a)(iii) above if such Buyer has so elected, upon the terms and conditions specified in the Offer. The purchase by such Buyer of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and such Buyer of a separate purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to such Buyer and its counsel.

(vi) [Intentionally Omitted.]

(vii) The Company and each Buyer agree that if any Buyer elects to participate in the Offer while any Notes are outstanding, (x) neither the Subsequent Placement Agreement with respect to such Offer nor any other transaction documents related thereto (collectively, the "Subsequent Placement Documents") shall include any term or provision whereby such Buyer shall be required to agree to any restrictions on trading as to any securities of the Company (other than with respect to the Offered Securities, if any) or be required to consent to any amendment to or termination of, or grant any waiver, release or the like under or in connection with, any agreement previously entered into with the Company or any instrument received from the Company, and (y) representation and warranties of an Investor in the Subsequent Placement Documents that would prevent such Investor's participation in such Subsequent Placement (or otherwise breach clause (x) of this clause 4(r)(vii)), if any, must be necessary to comply with applicable law, rules and regulations of a Governmental Authority or the Principal Market.

(viii) shall not be more restrictive than those of the Buyers in this Agreement (other than as).

(ix) Notwithstanding anything to the contrary in this Section 4(r) and unless otherwise agreed to by such Buyer, the Company shall either confirm in writing to such Buyer that the transaction with respect to the Subsequent Placement has been abandoned or shall publicly disclose its intention to issue the Offered Securities, in either case, in such a manner such that such Buyer will not be in possession of any material, non-public information, by the tenth (10th) Business Day following delivery of the Offer Notice. If by such tenth (10th) Business Day, no public disclosure regarding a transaction with respect to the Offered Securities has been made, and no notice regarding the abandonment of such transaction has been received by such Buyer, such transaction shall be deemed to have been abandoned and such Buyer shall not be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries.

(x) The restrictions contained in this Section 4(r) shall not apply in connection with the issuance of any Excluded Securities. The Company shall not circumvent the provisions of this Section 4(r) by providing terms or conditions to one Buyer that are not provided to all.

(s) Passive Foreign Investment Company. The Company shall conduct its business, and shall cause its Subsidiaries to conduct their respective businesses, in such a manner as will ensure that the Company will not be deemed to constitute a passive foreign investment company within the meaning of Section 1297 of the Code.

(t) Restriction on Redemption and Cash Dividends. Until the later of (A) the Additional Closing Expiration Date and (B) such date no Notes remain outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, any securities of the Company without the prior express written consent of the Buyers, except (i) in the case of cash dividends where (A) at the time the dividend is declared, the value of the Company's "Liquid Assets", being cash, cash equivalents and digital assets, has been 175% or greater of the Company's Indebtedness for fifteen (15) of the twenty (20) Trading Days preceding the date of declaration, and (B) such dividend, together with any other cash dividends paid over the course of the twelve (12) preceding months, does not exceed 15% of the value of the Company's Liquid Assets as of the date of declaration, and (ii) the Company shall not declare any dividend that would be payable in Note Purchased SOL. Each Buyer shall be entitled to obtain injunctive relief against the Company and its Subsidiaries to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

(u) Corporate Existence. Until the later of (A) the Additional Closing Expiration Date and (B) such date no Notes remain outstanding, the Company shall not be party to any Fundamental Transaction (as defined in the Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes.

(v) Conversion Procedures. Each of the form of Conversion Notice (as defined in the Notes) included in the Notes set forth the totality of the procedures required of the Buyers in order to convert the Notes. Except as provided in Section 5(d), no additional legal opinion, other information or instructions shall be required of the Buyers to convert their Notes. The Company shall honor conversions of the Notes and shall deliver the Conversion Shares in accordance with the terms, conditions and time periods set forth in the Notes.

(w) Regulation M. The Company will not take any action prohibited by Regulation M under the 1934 Act, in connection with the distribution of the Securities contemplated hereby.

(x) Potential Conflicts with Subsequent Placements. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act), or any person acting on behalf of the Company or such affiliate will sell, offer for sale, or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the 1933 Act) or other Subsequent Placement which will be integrated or aggregated with the sale of the Securities in a manner which would require the registration of the Securities under the 1933 Act or would reduce aggregate number of Common Shares available for issuance pursuant to the terms of the Notes under the rules and regulations of the Principal Market and the Company will take all action that is appropriate or necessary to assure that its offerings of other securities or other Subsequent Placements will not be integrated or aggregated for purposes of the 1933 Act or the rules and regulations of the Principal Market, with the issuance of Securities contemplated hereby.

(y) Notice of Disqualification Events. The Company will notify the Buyers in writing, prior to any applicable Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

(z) Process Agent. The Company shall appoint and maintain CT (as defined below), or a reasonably similar agent, as its agent for service of process, consistent with Section 9(a), effective from the Initial Closing Date until the 91st calendar day after the Maturity Date (as defined in the Notes).

(aa) No Net Short Position. Each Buyer hereby agrees solely with the Company, severally and not jointly, and not with any other Buyer, for so long as such Buyer owns any Notes, such Buyer shall not, directly or indirectly, maintain a Net Short Position (as defined below). For purposes hereof, a "Net Short Position" by a person means a position whereby such person has executed one or more sales of Common Shares that is marked as a short sale (but not including any sale marked "short exempt") and that is executed at a time when such Buyer has no equivalent offsetting long position in the Common Shares (or is deemed to have a long position hereunder or otherwise in accordance with Regulation SHO of the 1934 Act); provided, that, for purposes of such calculations, any short sales either (x) consummated at a price greater than or equal to the Conversion Price (as defined in the Notes), (y) that is a result of a bona-fide trading error on behalf of such Buyer (or its affiliates) or (z) that would otherwise be marked as a "long" sale, but for the occurrence of a Conversion Failure (as defined in the Notes), or any other breach by the Company (or its affiliates or agents, including, without limitation, the Transfer Agent (as defined below)) of any Transaction Document, in each case, shall be excluded from such calculations. For purposes of determining whether a Buyer has an equivalent offsetting "long" position in the Common Shares, (A) all Common Shares that are owned by such Buyer shall be deemed held "long" by such Buyer, (B) at any time a Conversion Notice is delivered by such Buyer to the Company, any Common Shares issued or issuable to such Buyer (or its designee, if applicable) in connection therewith shall be deemed held "long" by such Buyer from and after the date of such Conversion Notice until such time as such Buyer shall no longer beneficially own such Common Shares, and (C) at any other time the Company is required (or has elected (or is deemed to have elected)) to issue Common Shares to such Buyer pursuant to the terms of the Notes, any Common Shares issued or issuable to such Buyer (or its designee, if applicable) in connection therewith shall be deemed held "long" by such Buyer from and after the deadline the Company is required to deliver such applicable Common Shares pursuant to such Conversion Notice, until such time as such Buyer shall no longer beneficially own such Common Shares.

(xxviii)Contribution. Following the Initial Closing, the Company shall contribute an amount of SOL equal to 25% of the fees payable to the Placement Agent in respect of such Closing to the Note Purchased SOL (as defined in the Notes); provided that such SOL shall be included for purposes of calculating Staking Interest (as defined in the Notes) but not for purposes of calculating the Principal (as defined in the Notes.

(cc) Closing Documents. On or prior to thirty (30) calendar days after each Closing Date, the Company agrees to deliver, or cause to be delivered, to each Buyer and Kelley Drye & Warren LLP a complete closing set of the executed Transaction Documents, Securities and any other document required to be delivered to any party pursuant to Section 7 hereof or otherwise.

5. REGISTER; TRANSFER AGENT INSTRUCTIONS; LEGEND.

(a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes in which the Company shall record the name and address of the Person in whose name the Notes have been issued (including the name and address of each transferee), the principal amount of the Notes held by such Person, the number of Conversion Shares issuable pursuant to the terms of the Notes held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives. The Company shall ensure that the Commitment Shares are duly included in its register of holders of Common Shares.

(b) Transfer Agent Instructions. In connection with any conversion of a Note or legend removal in accordance with Section 5(d) below, as applicable, the Company shall provide irrevocable instructions to its Transfer Agent and any subsequent transfer agent in a form acceptable to each of the Buyers (the "Irrevocable Transfer Agent Instructions") to either (i) (A) at any time on or after any Closing Date (each, an "Canadian Resale Eligibility Date"), provided that the Transfer Agent is participating in The Canadian Depository for Securities ("CDS"), credit such aggregate number of Conversion Shares to which such Buyer is entitled pursuant to such exercise or conversion, as applicable, (the "Applicable Resale Shares") to such Investor's or its designee's balance account with CDS or (B) if the Applicable Resale Shares are eligible to be resold by such Investor pursuant to an available registration statement or are being resold pursuant to an exemption from registration under the 1933 Act that permits the removal of U.S. restrictive legends from such Applicable Resale Shares upon the resale of such Applicable Resale Shares, provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program ("FAST"), credit such aggregate number of Applicable Resale Shares to such Investor's or its designee's balance account with DTC through its Deposit/Withdrawal at Custodian system, (each such issuance and delivery of Applicable Resale Shares pursuant to this clause (i), an "Electronic Share Issuance") or (ii) otherwise, to issue and deliver (via reputable overnight courier) to the address as specified in the Legend Removal Notice (as defined below), Conversion Notice and/or Exercise Notice, as applicable, a certificate, registered in the name of such Investor (or its designee), for such Applicable Resale Shares (each such issuance and delivery of Applicable Resale Shares pursuant to this clause (ii), a "Certificated Share Issuance", and together with each Electronic Share Issuance, each, a "Share Issuance"). Notwithstanding the foregoing, (I) whether or not the Applicable Resale Shares are eligible for an Electronic Share Issuance, if an Investor elects to effect such applicable Share Issuance pursuant to a Certificate Share Issuance in the Legend Removal Notice, Conversion Notice and/or Exercise Notice, as applicable, such Share Issuance shall be consummated as a Certificate Share Issuance and (II) if such Applicable Resale Shares are eligible to be delivered pursuant to both CDS and DTC in accordance with clause (i) of this Section 5(b), the Legend Removal Notice, Conversion Notice and/or Exercise Notice, as applicable, shall specify which method of delivery shall apply with respect thereto (or, in the absence of any such election or an election to deliver as a Certificate Share Issuance, such Applicable Resale Shares shall be delivered to such Investor (or its designee) in accordance with clause (i)(A) of this Section 5(b)). The Company represents and warrants that no instruction other than the treasury direction referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Company to its transfer agent with respect to the Securities, and that the Securities shall otherwise be freely transferable on the books and records of the Company, as applicable, to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(g), the Company shall permit the transfer and shall promptly instruct its transfer agent to affect each Share Issuance in such name and in such denominations as specified by such Investor to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares sold, assigned or transferred pursuant to an effective registration statement or in compliance with Rule 144 or Regulation S, the transfer agent shall issue such shares to such Buyer, assignee or transferee (as the case may be) without any restrictive legend in accordance with Section 5(d) below. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required. Any fees (with respect to the transfer agent, counsel to the Company or otherwise) associated with the issuance of any opinion in connection with any resale of Securities pursuant to Rule 144 or the removal of any legends on any of the Securities shall be borne by the Company.

Legends. Each Buyer understands that the Securities have been issued (or will be issued in the case of the Conversion Shares) pursuant to an exemption from registration or qualification under the 1933 Act and applicable state securities laws, and except as set forth below, and except with respect to any U.S. Buyers that deliver the Qualified Institutional Buyer Letter attached hereto as Schedule D (and where such U.S. Buyers agree to the Restricted Security Agreements contained therein),any Securities issued (A) to or for the account or benefit of a U.S. Person shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such share certificates):

[For Notes, use: NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE] HAVE BEEN][for Conversion Shares, use: THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) UNLESS (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, OR (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE AND IN COMPLIANCE WITH STATE SECURITIES LAWS OR (D) WITHIN THE UNITED STATES, WITH ANY OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED, IN THE CASE OF AN OFFER, SALE, ASSIGNMENT, PLEDGE, ENCUMBRANCE OR OTHER TRANSFER PURSUANT TO (C)(I) OR (D), THE HOLDER SHALL HAVE PROVIDED TO THE COMPANY AN OPINION OF COUNSEL TO THE EFFECT THAT THE PROPOSED TRANSFER MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS, WHICH OPINION AND COUNSEL MUST BE REASONABLY SATISFACTORY TO THE COMPANY. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA OR ELSEWHERE.

THESE SECURITIES [AND THE SECURITIES ISSUABLE UPON CONVERSION THEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE 1933 ACT, OR THE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES. THESE SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THESE SECURITIES [AND THE UNDERLYING SECURITIES] HAVE BEEN REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT.

and (B) pursuant to applicable Canadian Securities Laws, the certificates or other instruments representing the Notes (and the Conversion Shares) and the Commitment Shares will not bear any Canadian restricted legend.

(d) Removal of Legends. Certificates evidencing Securities shall not be required to contain the legend set forth in Section 0(A) above or any other U.S. legend (i) while a registration statement covering the resale of such Securities is effective under the 1933 Act, (ii) following any sale of such Securities pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company) (provided that such Buyer provides the Company with an opinion of counsel to such Buyer, in a generally acceptable form, to such effect) or Rule 904 of Regulation S (provided that such Buyer provides the Company with the customary declaration of the Company and to its Transfer Agent, in the form as may be reasonably required by the Company of the Transfer Agent), (iii) if such Securities are anticipated to be sold, assigned or transferred by an Investor under Rule 144 (provided that (x) such Investor provides the Company with reasonable assurances that such Securities are eligible for resale, assignment or transfer under Rule 144 and (y) an opinion of counsel with respect to such resale, assignment or transfer pursuant to Rule 144 is provided to the Company's applicable transfer agent if required by such transfer agent ) or Rule 904 of Regulation S (provided that such Buyer provides the Company with the customary declaration of the Company and to its Transfer Agent, in the form as may be reasonably required by the Company of the Transfer Agent) (in each case, without any requirement to deliver an opinion of Buyer's counsel) (iv) in connection with a sale, assignment or other transfer (other than under Rule 144, or Regulation S), provided that such Buyer provides the Company with an opinion of counsel to such Buyer, in a reasonably acceptable form, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, or (v) if such legend is not required under applicable requirements of the 1933 Act (including, without limitation, controlling judicial interpretations and pronouncements issued by the SEC) provided that such Buyer provides the Company with an opinion of counsel to such Buyer, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act. If a legend is not required pursuant to the foregoing, the Company shall no later than one (1) Trading Day (as defined in the Notes) (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade initiated on the date such Investor delivers such legended certificate representing such Securities to the Company) (each, a "Required Delivery Date") following the delivery by an Investor to the Company or the transfer agent (with notice to the Company) of a legended certificate representing such Securities (endorsed or with share powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer, if applicable), together with any other deliveries from such Investor as may be required above in this Section 5(d), as directed in writing by such Investor (each, a "Legend Removal Notice"), either: (x) if such Securities are eligible to be issued in an Electronic Share Issuance, to issue such Securities in an Electronic Share Issuance accordance with Section 5(b) above or (y) if such Securities are eligible to be issued in an Electronic Share Issuance, to issue such Securities in an Certificated Share Issuance accordance with Section 5(b) above (the date such Common Shares are actually delivered in accordance with Section 5(b) above, the "Share Delivery Date"). The Company shall be responsible for any transfer agent fees, CDS fees and/or DTC fees, as applicable, with respect to any issuance of Securities or the removal of any legends with respect to any Securities in accordance herewith. Notwithstanding the foregoing, U.S. Buyers that are Qualified Institutional Buyers acknowledge and understand that this Section 5(d) is not applicable to them pursuant to the representations, warranties and covenants set forth in the Qualified Institutional Buyer Letter attached herein as Schedule D, including the Restricted Security Agreements therein.

(e) Failure to Timely Deliver; Buy-In. If the Company fails to fail, for any reason or for no reason, to issue and deliver (or cause to be delivered) to an Investor (or its designee) by the Required Delivery Date (or, solely with respect to an Electronic Share Issuance by DTC, an Electronic Share Issuance that is not keyed into CDS as an "Instant Deposit" or a Certificated Share Issuance, the second (2nd) Trading Day after such Share Delivery Date)(as applicable, each, a "Legend Removal Deadline"), in compliance with Section 5(b) above, such applicable Securities submitted for legend removal by such Investor in the manner specified by Section 5(d) above (each, a "Legend Removal Failure"), then, in addition to all other remedies available to such Investor, the Company shall pay in cash (each, a "Legend Removal Failure Amount") to such Investor for each Trading Day after the Legend Removal Deadline and during such Legend Removal Failure an amount equal to 1% of the product of (A) the sum of the number of Common Shares not issued to such Investor on or prior to the Required Delivery Date and to which such Buyer is entitled, and (B) any trading price of the Common Shares selected by such Investor in writing as in effect at any time during the period beginning on the date of the delivery by such Investor to the Company of the applicable Conversion Shares and ending on the applicable Legend Removal Deadline. Such Legend Removal Failure Amount shall be due and payable to such Investor on or before the first (1st) Business Day following the cure of such Legend Removal Failure or voiding of such request for a legend remove of such Conversion Shares. In addition to the foregoing, if a Legend Removal Failure occurs and if on or after such Trading Day such Investor acquires (in an open market transaction or otherwise) corresponding to all or any portion of the number of Common Shares issuable upon such conversion that such Buyer is entitled to receive from the Company and has not received from the Company in connection with such Legend Removal Failure (a "Buy-In"), then the Company shall, in such Investor's discretion, either (i) within three (3) Business Days after the Holder's request, pay cash to such Investor in an amount equal to such Investor's total purchase price (including brokerage commissions, stock loan costs and other out-of-pocket expenses, if any) for the Common Shares so acquired (including, without limitation, by any other Person in respect, or on behalf, of such Investor) (the "Buy-In Price"), at which point the Company's obligation to so deliver such certificate or credit such Investor's balance account shall terminate and such shares shall be cancelled, or (ii) within two (2) Business Days after the Holder's request, promptly honor its obligation to so deliver to such Investor a certificate or certificates or credit the balance account of such Investor or such Investor's designee with DTC or CDS, as applicable, representing such number of Common Shares that would have been so delivered if the Company timely complied with its obligations hereunder and pay cash to such Investor in an amount equal to the excess (if any) in which the Buy-In Price exceeds the product of (A) such number of shares of Conversion Shares that the Company was required to deliver to such Investor by the Required Delivery Date, multiplied by (B) the lowest Closing Sale Price (as defined in the Notes) of the Common Shares on any Trading Day during the period commencing on the date of the delivery by such Investor to the Company of the applicable Conversion Shares and ending on the date of such delivery and payment under this clause (ii). Nothing shall limit such Investor's right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing Common Shares (or to electronically deliver such Common Shares) as required pursuant to the terms hereof. Notwithstanding anything herein to the contrary, with respect to any given Legend Removal Failure, this Section 5(e) shall not apply to the applicable Investor the extent the Company has already paid such amounts in full to such Investor with respect to such Legend Removal Failure, as applicable, pursuant to the analogous sections of the Note held by such Investor. Notwithstanding the foregoing, U.S. Buyers that are Qualified Institutional Buyers acknowledge and understand that this Section 5(d) is not applicable to them pursuant to the representations, warranties and covenants set forth in the Qualified Institutional Buyer Letter attached herein as Schedule D, including the Restricted Security Agreements therein.

6. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

(a) The obligation of the Company hereunder to issue and sell the Securities to each Buyer at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(i) Such Buyer shall have executed this Agreement together with each of the other Transaction Documents to which it is a party and delivered the same to the Company.

(ii) Such Buyer shall have properly completed, executed and delivered the Accredited Investor Status Certificate attached hereto as Schedule C to the Company.

(iii) Such Buyer shall have properly completed, executed and delivered the Qualified Institutional Buyer Letter attached hereto as Schedule D to the Company.

(iv) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of any Buyer, the amounts withheld pursuant to Section 4(i)) for the Note being purchased by such Buyer at the Initial Closing by wire transfer of immediately available funds (and/or delivery of SOL, as applicable) in accordance with the Flow of Funds Letter.

(v) Each Buyer shall have duly executed and delivered to the Company the leak-out agreement in the form attached hereto as Exhibit B (the "Leak-Out Agreement").

(i) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Initial Closing Date. The Company shall have received a certificate, duly executed by the Buyer, dated as of the Initial Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Company in the form acceptable to the Company.

(b) The obligation of the Company hereunder to issue and sell the Securities to each Buyer at the applicable Additional Closing is subject to the satisfaction, at or before such Additional Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(i) Such Buyer shall have executed this Agreement together with each of the other Transaction Documents to which it is a party and delivered the same to the Company.

(ii) Such Buyer shall have properly completed, executed and delivered the Accredited Investor Status Certificate attached hereto as Schedule C to the Company.

(iii) Such Buyer shall have properly completed, executed and delivered the Qualified Institutional Buyer Letter attached hereto as Schedule D to the Company.

(iv) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of any Buyer, the amounts withheld pursuant to Section 4(i)) for the Note being purchased by such Buyer at such Additional Closing by wire transfer of immediately available funds (and/or delivery of SOL, as applicable) in accordance with the Flow of Funds Letter.

(v) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of such Additional Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to such Additional Closing Date. The Company shall have received a certificate, duly executed by the Buyer, dated as of the Additional Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Company in the form acceptable to the Company.

7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

(a) The obligation of each Buyer hereunder to purchase the Securities at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i) The Company shall have duly executed and delivered to such Buyer each of the Transaction Documents to which it is a party, and the Company shall have duly executed and delivered to such Buyer an Initial Note, in such original principal amount as is set forth across from such Buyer's name on the Schedule of Buyers, as being purchased by such Buyer at the Initial Closing pursuant to this Agreement.

(ii) Such Buyer shall have received the opinions of Fasken Martineau DuMoulin LLP, the Company's Canadian counsel, and Dorsey & Whitney LLP, the Company's United States counsel, in each case dated as of the Initial Closing Date and in the form acceptable to such Buyer.

(iii) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form acceptable to such Buyer, which instructions shall have been delivered to and acknowledged in writing by the Company's transfer agent.

(iv) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries in such entity's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within ten (10) days of the Initial Closing Date.

(v) The Company shall have delivered to such Buyer a certificate, in the form acceptable to such Buyer, executed by the Secretary of the Company and dated as of the Initial Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company's board of directors in a form reasonably acceptable to such Buyer, and (ii) the Articles of the Company and the organizational documents of each Subsidiary.

(vi) Each and every representation and warranty of the Company shall be true and correct as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date. Such Buyer shall have received a certificate, duly executed by the Chief Executive Officer of the Company, dated as of the Initial Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form acceptable to such Buyer.

(vii) The Company shall have delivered to such Buyer a letter from the Company's transfer agent certifying the number of Common Shares outstanding on the Initial Closing Date immediately prior to the Initial Closing.

(viii) The Common Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Initial Closing Date, by the Securities Commissions or the Principal Market from trading on the Principal Market nor shall suspension by the Securities Commissions or the Principal Market have been threatened, as of the Initial Closing Date, either (I) in writing by the Securities Commissions or the Principal Market or (II) by falling below the minimum listing maintenance requirements of the Principal Market.

(ix) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities, including without limitation, those required by the Principal Market.

(x)  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(xi) Since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably would have or result in a Material Adverse Effect.

(xii) The Company shall have obtained approval of the Principal Market to list or designate for quotation (as the case may be) the Conversion Shares.

(xiii) Each other Buyer and the Company shall have duly executed and delivered to the Company a Leak-Out Agreement.

(xiv) The Company shall have duly executed and delivered the administrative fee letter, with ATW Partners Opportunities Management, LLC, in the form attached hereto as Exhibit C (the "Administrative Fee Letter").

(xv) Such Buyer shall have received a letter on the letterhead of the Company, duly executed by the Chief Executive Officer of the Company, setting forth the wire amounts of each Buyer and the wire transfer instructions of the Company (and/or instructions for delivery of SOL, as applicable) (the "Initial Flow of Funds Letter").

(xvi) The Company and its Subsidiaries shall have delivered to such Buyer such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

(b) The obligation of each Buyer hereunder to purchase the Securities at the Additional Closing is subject to the satisfaction, at or before the Additional Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i) The Company shall have duly executed and delivered to such Buyer each of the Transaction Documents to which it is a party, and the Company shall have duly executed and delivered to such Buyer (x) an Additional Note, in such original principal amount as is set forth across from such Buyer's name on the Schedule of Buyers and (y) such Commitment Share Amount of Commitment Shares, if any, as being purchased by such Buyer at the Additional Closing pursuant to this Agreement.

(ii) Such Buyer shall have received the opinions of Fasken Martineau DuMoulin LLP the Company's Canadian counsel, and Dorsey & Whitney, LLP the Company's United States counsel, in each case dated as of the Additional Closing Date and in the form acceptable to such Buyer.

(iii) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form acceptable to such Buyer, which instructions shall have been delivered to and acknowledged in writing by the Company's transfer agent.

(iv) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries in such entity's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within ten (10) days of the Additional Closing Date.

(v) The Company shall have delivered to such Buyer a certificate, in the form acceptable to such Buyer, executed by the Secretary of the Company and dated as of the Additional Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company's board of directors in a form reasonably acceptable to such Buyer, and (ii) the Articles of the Company and the organizational documents of each Subsidiary.

(vi) Each and every representation and warranty of the Company shall be true and correct in all material respects (except where such representation or warranty is qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Additional Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Additional Closing Date. Such Buyer shall have received a certificate, duly executed by the Chief Executive Officer of the Company, dated as of the Additional Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form acceptable to such Buyer.

(vii) The Company shall have delivered to such Buyer a letter from the Company's transfer agent certifying the number of Common Shares outstanding on the Additional Closing Date immediately prior to the Additional Closing.

(viii) The Common Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Additional Closing Date, by the Securities Commissions or the Principal Market from trading on the Principal Market nor shall suspension by the Securities Commissions or the Principal Market have been threatened, as of the Additional Closing Date, either (I) in writing by the Securities Commissions or the Principal Market or (II) by falling below the minimum listing maintenance requirements of the Principal Market.

(ix) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities, including without limitation, those required by the Principal Market.

(x) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(xi) Since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably would have or result in a Material Adverse Effect.

(xii) The Company shall have obtained approval of the Principal Market to list or designate for quotation (as the case may be) the Conversion Shares.

(xiii) Such Buyer shall have received a letter on the letterhead of the Company, duly executed by the Chief Executive Officer of the Company, setting forth the wire amounts of each Buyer and the wire transfer instructions of the Company (and/or instructions for delivery of SOL, as applicable) (the "Additional Flow of Funds Letter").

(xiv) Solely to the extent a Leak-Out Agreement remains in effect with respect to such Buyer, each other Buyer and the Company shall have duly executed and delivered to the Company a Leak-Out Agreement.

(xv) The Company and its Subsidiaries shall have delivered to such Buyer such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

8. TERMINATION.

(a) In the event that the Initial Closing shall not have occurred with respect to a Buyer within ten (10) Trading Days of the date hereof, then such Buyer shall have the right to terminate its obligations under this Agreement with respect to itself at any time on or after the close of business on such date without liability of such Buyer to any other party; provided, however, (i) the right to terminate this Agreement under this Section 8 shall not be available to such Buyer if the failure of the transactions contemplated by this Agreement to have been consummated by such date is the result of such Buyer's breach of this Agreement and (ii) the abandonment of the sale and purchase of the Notes and Commitment Shares shall be applicable only to such Buyer providing such written notice, provided further that no such termination shall affect any obligation of the Company under this Agreement to reimburse such Buyer for the expenses described in Section 4(i) above.

(b) In the event that the Initial Closing shall not have occurred with respect to a Buyer within thirty (30) days of the date hereof, then the Company shall have the right to terminate its obligations under this Agreement at any time on or after the close of business on such date without liability of the Company to any other party; provided, however, (i) the right to terminate this Agreement under this Section 8 shall not be available to the Company if the failure of the transactions contemplated by this Agreement to have been consummated by such date is the result of the Company's breach of this Agreement; (ii) the abandonment of the sale and purchase of the Notes and Commitment Shares shall be applicable only to such Buyer providing such written notice, and (iii) the right to terminate this Agreement under this Section 8 shall not be available to the Company if the Company has not satisfied the conditions set out under Section 7(a), except to the extent those conditions can only be satisfied by closing; provided further that no such termination shall affect any obligation of the Company under this Agreement to reimburse such Buyer for the expenses described in Section 4(i) above.

(c) Nothing contained in this Section 8 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

9. MISCELLANEOUS.

(a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any provision of law or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby appoints C T Corporation System (28 Liberty Street, New York, NY 10005) ("CT") as its agent for service of process in New York, provided that the Company shall be permitted to change such appointment on written notice to the Holder. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude any Buyer from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to such Buyer or to enforce a judgment or other court ruling in favor of such Buyer. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law and would be recognized and given effect to in any action brought before a court of competent jurisdiction in Canada, except for those laws (i) which such court considers to be procedural in nature, (ii) which are revenue or penal laws or (iii) the application of which would be inconsistent with public policy, as such term is interpreted under the laws of Canada. The choice of laws of the State of New York as the governing law of this Agreement will be honored by competent courts in the province of Ontario, Canada, subject to compliance with relevant Ontario civil procedural requirements. The Company or any of its properties, assets or revenues does not have any right of immunity, or to the extent that the Company or any of its properties, assets, or revenues may have or may hereafter become entitled to any such right of immunity, under Canadian or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Canadian, New York or United States federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement; and, to the extent that the Company, or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company hereby waives such right to the extent permitted by law and hereby consents to such relief and enforcement as provided in this Agreement and the other Transaction Documents.

(b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

(c) Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms "including," "includes," "include" and words of like import shall be construed broadly as if followed by the words "without limitation." The terms "herein," "hereunder," "hereof" and words of like import refer to this entire Agreement instead of just the provision in which they are found.

(d) Severability; Maximum Payment Amounts. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s). Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Document (and without implication that the following is required or applicable), it is the intention of the parties that in no event shall amounts and value paid by the Company and/or any of its Subsidiaries (as the case may be), or payable to or received by any of the Buyers, under the Transaction Documents (including without limitation, any amounts that would be characterized as "interest" under applicable law) exceed amounts permitted under any applicable law. Accordingly, if any obligation to pay, payment made to any Buyer, or collection by any Buyer pursuant the Transaction Documents is finally judicially determined to be contrary to any such applicable law, such obligation to pay, payment or collection shall be deemed to have been made by mutual mistake of such Buyer, the Company and its Subsidiaries and such amount shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by the applicable law. Such adjustment shall be effected, to the extent necessary, by reducing or refunding, at the option of such Buyer, the amount of interest or any other amounts which would constitute unlawful amounts required to be paid or actually paid to such Buyer under the Transaction Documents. For greater certainty, to the extent that any interest, charges, fees, expenses or other amounts required to be paid to or received by such Buyer under any of the Transaction Documents or related thereto are held to be within the meaning of "interest" or another applicable term to otherwise be violative of applicable law, such amounts shall be pro-rated over the period of time to which they relate.

(e) Entire Agreement; Amendments. This Agreement, the other Transaction Documents and the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein supersede all other prior oral or written agreements between the Buyers, the Company, its Subsidiaries, their affiliates and Persons acting on their behalf, including, without limitation, any transactions by any Buyer with respect to Common Shares or the Securities, and the other matters contained herein and therein, and this Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein contain the entire understanding of the parties solely with respect to the matters covered herein and therein; provided, however, nothing contained in this Agreement or any other Transaction Document shall (or shall be deemed to) (i) have any effect on any agreements any Buyer has entered into with, or any instruments any Buyer has received from, the Company or any of its Subsidiaries prior to the date hereof with respect to any prior investment made by such Buyer in the Company or (ii) waive, alter, modify or amend in any respect any obligations of the Company or any of its Subsidiaries, or any rights of or benefits to any Buyer or any other Person, in any agreement entered into prior to the date hereof between or among the Company and/or any of its Subsidiaries and any Buyer, or any instruments any Buyer received from the Company and/or any of its Subsidiaries prior to the date hereof, and all such agreements and instruments shall continue in full force and effect. Except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. For clarification purposes, the Recitals are part of this Agreement. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Required Holders (as defined below), and any amendment to any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable; provided that no such amendment shall be effective to the extent that it (A) applies to less than all of the holders of the Securities then outstanding or (B) imposes any obligation or liability on any Buyer without such Buyer's prior written consent (which may be granted or withheld in such Buyer's sole discretion). No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party, provided that the Required Holders may waive any provision of this Agreement, and any waiver of any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable, provided that no such waiver shall be effective to the extent that it (1) applies to less than all of the holders of the Securities then outstanding (unless a party gives a waiver as to itself only) or (2) imposes any obligation or liability on any Buyer without such Buyer's prior written consent (which may be granted or withheld in such Buyer's sole discretion). No consideration (other than reimbursement of legal fees) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, all holders of the Notes. From the date hereof and while any Notes are outstanding, the Company shall not be permitted to receive any consideration from a Buyer or a holder of Notes that is not otherwise contemplated by the Transaction Documents in order to, directly or indirectly, induce the Company or any Subsidiary (i) to treat such Buyer or holder of Notes in a manner that is more favorable than to other similarly situated Buyers or holders of Notes, or (ii) to treat any Buyer(s) or holder(s) of Notes in a manner that is less favorable than the Buyer or holder of Notes that is paying such consideration; provided, however, that the determination of whether a Buyer has been treated more or less favorably than another Buyer shall disregard any securities of the Company purchased or sold by any Buyer. The Company has not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to the Company, any Subsidiary or otherwise. As a material inducement for each Buyer to enter into this Agreement, the Company expressly acknowledges and agrees that (x) no due diligence or other investigation or inquiry conducted by a Buyer, any of its advisors or any of its representatives shall affect such Buyer's right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Company's representations and warranties contained in this Agreement or any other Transaction Document and (y) unless a provision of this Agreement or any other Transaction Document is expressly preceded by the phrase "except as disclosed in the Disclosure Documents," nothing contained in any of the Disclosure Documents shall affect such Buyer's right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Company's representations and warranties contained in this Agreement or any other Transaction Document. "Required Holders" means ATW SOLANA VENTURES SPV LLC ("ATW"). Notwithstanding the foregoing, this sentence and Section 4(o) above may not be amended, modified or waived by the parties hereto.

(f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient's email server that such e-mail could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The mailing addresses, and e-mail addresses for such communications shall be:

If to the Company:

Sol Strategies, Inc.

217 Queen St W #401

Toronto, ON M5V 0R2

Attention: Leah Wald

E-Mail: [Redacted - Contact

Information]

With a copy (for informational purposes only) to:

Fasken Martineau DuMoulin LLP

333 Bay Street

Suite 2400

Bay Adelaide Centre, Box 20

Toronto, ON M5H 2T6

Attention: Daniel Fuke

E-Mail: [Redacted -

Contact Information]

If to the Transfer Agent:

TSX Trust Company

301 100 Adelaide St. West

Toronto, Ontario, M5H 4H1, Canada

Telephone: (416) 607-7898

Attention: Client Management

E-Mail: tmxeclientmanagement@tmx.com

Email: [Redacted - Contact Information]

If to a Buyer, to its address, e-mail address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers,

with a copy (for informational purposes only) to:

Kelley Drye & Warren LLP

3 World Trade Center

175 Greenwich Street

New York, NY 10007

Telephone: [Redacted - Contact Information]

Attention: Michael A. Adelstein, Esq.

E-mail: [Redacted - Contact Information]

and to:

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, ON M5H 2S7

Telephone: [Redacted - Contact Information]

Attention: Francesca Guolo / Randy McAuley

E-Mail: [Redacted - Contact Information]

or to such other mailing address and/or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change, provided that Kelley Drye & Warren LLP shall only be provided copies of notices sent to the lead Buyer. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's e-mail containing the time, date and recipient's e-mail or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by e-mail or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of any of the Notes (but excluding any purchasers of Underlying Securities, unless pursuant to a written assignment by such Buyer). The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Required Holders, including, without limitation, by way of a Fundamental Transaction (as defined in the Notes) (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes). A Buyer may assign some or all of its rights hereunder in connection with any transfer of any of its Securities without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

(h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than the Indemnitees referred to in Section 9(k).

(i) Survival. The representations, warranties, agreements and covenants shall survive each Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

(j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) Indemnification.

(i) In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer (and any affiliate of any such Buyer that holds any Notes, from time to time)and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by the Company or any Subsidiary in any of the Transaction Documents, (ii) any breach of any covenant, agreement or obligation of the Company or any Subsidiary contained in any of the Transaction Documents or (iii) any cause of action, suit, proceeding or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company or any Subsidiary) or which otherwise involves such Indemnitee that arises out of or results from (A) the execution, delivery, performance or enforcement of any of the Transaction Documents, (B) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (C) any disclosure properly made by such Buyer pursuant to Section 4(k), or (D) the status of such Buyer or holder of the Securities either as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents or as a party to this Agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief). To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

(ii) Promptly after receipt by an Indemnitee under this Section 9(k) of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Indemnitee shall, if a claim in respect thereof is to be made against the Company under this Section 9(k), deliver to the Company a written notice of the commencement thereof, and the Company shall have the right to participate in, and, to the extent the Company so desires, to assume control of the defense thereof with counsel mutually satisfactory to the Company and the Indemnitee; provided, however, that an Indemnitee shall have the right to retain its own counsel with the fees and expenses of such counsel to be paid by the Company if: (A) the Company has agreed in writing to pay such fees and expenses; (B) the Company shall have failed promptly to assume the defense of such Indemnified Liability and to employ counsel reasonably satisfactory to such Indemnitee in any such Indemnified Liability; or (C) the named parties to any such Indemnified Liability (including any impleaded parties) include both such Indemnitee and the Company, and such Indemnitee shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnitee and the Company (in which case, if such Indemnitee notifies the Company in writing that it elects to employ separate counsel at the expense of the Company, then the Company shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Company), provided further, that in the case of clause (C) above the Company shall not be responsible for the reasonable fees and expenses of more than one (1) separate legal counsel for the Indemnitees. The Indemnitee shall reasonably cooperate with the Company in connection with any negotiation or defense of any such action or Indemnified Liability by the Company and shall furnish to the Company all information reasonably available to the Indemnitee which relates to such action or Indemnified Liability. The Company shall keep the Indemnitee reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. The Company shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the Company shall not unreasonably withhold, delay or condition its consent. The Company shall not, without the prior written consent of the Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability in respect to such Indemnified Liability or litigation, and such settlement shall not include any admission as to fault on the part of the Indemnitee. Following indemnification as provided for hereunder, the Company shall be subrogated to all rights of the Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the Company within a reasonable time of the commencement of any such action shall not relieve the Company of any liability to the Indemnitee under this Section 9(k), except to the extent that the Company is materially and adversely prejudiced in its ability to defend such action.

(iii) [Intentionally Omitted.]

(iv) The indemnity agreement contained herein shall be in addition to (A) any cause of action or similar right of the Indemnitee against the Company or others, and (B) any liabilities the Company may be subject to pursuant to the law.

(l) Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. No specific representation or warranty shall limit the generality or applicability of a more general representation or warranty. Each and every reference to share prices, Common Shares and any other numbers in this Agreement that relate to the Common Shares shall be automatically adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions that occur with respect to the Common Shares after the date of this Agreement. Notwithstanding anything in this Agreement to the contrary, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty against, or a prohibition of, any actions with respect to the borrowing of, arrangement to borrow, identification of the availability of, and/or securing of, securities of the Company in order for such Buyer (or its broker or other financial representative) to effect short sales or similar transactions in the future.

(m) Remedies; Enforcement.

(i) Each Buyer and in the event of assignment by Buyer of its rights and obligations hereunder, each holder of Securities, shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it or any Subsidiary fails to perform, observe, or discharge any or all of its or such Subsidiary's (as the case may be) obligations under the Transaction Documents, any remedy at law would inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The remedies provided in this Agreement and the other Transaction Documents shall be cumulative and in addition to all other remedies available under this Agreement and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief).

(ii) In addition to, but not in limitation of, Sections 4(i) and 9(k) hereof, if (A) any Transaction Document is placed in the hands of an attorney for collection of any amounts due thereunder or enforcement, as applicable, or such amounts due thereunder are collected or such Transaction Document enforced, as applicable, through any legal proceeding or an Investor otherwise takes action to collect amounts due under thereunder or to enforce the provisions thereof, as applicable, or (B) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under any Transaction Document, then the Company shall pay the costs incurred by the Investor for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys' fees and disbursements.

(n) Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company or any Subsidiary does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company or such Subsidiary (as the case may be), any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

(o) Payment Set Aside; Currency. To the extent that the Company makes a payment or payments to any Buyer hereunder or pursuant to any of the other Transaction Documents or any of the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred. Unless otherwise expressly indicated, all dollar amounts and references to "$" in this Agreement and the other Transaction Documents are in U.S. Dollars ("U.S. Dollars"), and all amounts owing under this Agreement and all other Transaction Documents shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

(p) Judgment Currency.

(i) If for the purpose of obtaining or enforcing judgment against the Company in connection with this Agreement or any other Transaction Document in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(p) referred to as the "Judgment Currency") an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(1) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 9(p)(2) being hereinafter referred to as the "Judgment Conversion Date").

(ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(p)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(iii) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Transaction Document.

(q) Independent Nature of Buyers' Obligations and Rights. The obligations of each Buyer under the Transaction Documents are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and the Company acknowledges that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Buyers are in any way acting in concert or as a group or entity, and the Company shall not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents or any matters, and the Company acknowledges that the Buyers are not acting in concert or as a group, and the Company shall not assert any such claim, with respect to such obligations or the transactions contemplated by the Transaction Documents.The decision of each Buyer to purchase Securities pursuant to the Transaction Documents has been made by such Buyer independently of any other Buyer. Each Buyer acknowledges that no other Buyer has acted as agent for such Buyer in connection with such Buyer making its investment hereunder and that no other Buyer will be acting as agent of such Buyer in connection with monitoring such Buyer's investment in the Securities or enforcing its rights under the Transaction Documents. The Company and each Buyer confirms that each Buyer has independently participated with the Company and its Subsidiaries in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose. The use of a single agreement to effectuate the purchase and sale of the Securities contemplated hereby was solely in the control of the Company, not the action or decision of any Buyer, and was done solely for the convenience of the Company and its Subsidiaries and not because it was required or requested to do so by any Buyer. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company, each Subsidiary and a Buyer, solely, and not between the Company, its Subsidiaries and the Buyers collectively and not between and among the Buyers.

[signature pages follow]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

COMPANY:

SOL STRATEGIES, INC.

By: (signed) "Leah Wald"

 Name: Leah Wald

 Title: Chief Executive Officer

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

BUYER:

ATW SOLANA VENTURES SPV LLC

By: (signed) "Antonio Ruiz-Gimenez"

 Name: Antonio Ruiz-Gimenez

 Title: Managing Member

SCHEDULE A

SCHEDULE OF BUYERS

(1)	(2)	(3)	(4)	(5)	(6)	(7)

Buyer	Address, Phone Number and Email Address	Aggregate Principal Amount of Initial Notes	Maximum Amount of Aggregate Principal of Additional Notes	Initial Purchase Price	Maximum Aggregate Additional Purchase Price	Legal Representative's Mailing Address and E-mail Address

ATW SOLANA VENTURES SPV LLC	c/o ATW Partners, LLC [Redacted - Contact Information]	$20,000,000	$480,000,000	$20,000,000	$480,000,000	Kelley Drye & Warren LLP 3 World Trade Center 175 Greenwich Street New York, NY 10007 [Redacted - Contact Information]

A-1

SCHEDULE B
STATUS CERTIFICATE

[TO COME FROM COMPANY]

SCHEDULE C

CANADIAN ACCREDITED INVESTOR CERTIFICATE

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your broker and/or legal advisor before completing this certificate.

This certificate of the undersigned subscriber (the "Subscriber") is being delivered in connection with the issuance of securities (the "Purchased Securities") of the Company.

In connection with the purchase by the undersigned Subscriber of the Purchased Securities, the Subscriber, on its own behalf and on behalf of each of the Beneficial Purchasers for whom the Subscriber is acting (collectively, the "Subscriber"), hereby represents, warrants, covenants and certifies to the Issuer (and acknowledges that the Issuer and its counsel are relying thereon) that:

(a) the Subscriber is resident in or otherwise subject to the securities laws of one of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Newfoundland and Labrador, Nova Scotia, New Brunswick or Prince Edward Island or territories of Canada;

(b) the Subscriber is purchasing the Purchased Securities as principal for its own account and not for the benefit of any other person or is deemed to be purchasing as principal pursuant to National Instrument 45-106 - Prospectus Exemptions ("NI 45-106");

(c) the Subscriber is, and at the Closing Time, will be an "accredited investor", (i) as for a Subscriber who is resident in a jurisdiction other than Ontario, within the meaning of NI 45-106, or (ii) as for a Subscriber who is resident in the Province of Ontario, within the meaning of subsection 73.3(1) of the Securities Act (Ontario), on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category; and

(d) the Subscriber was not created or is not used solely to purchase or hold securities as an accredited investor as described in paragraph (m) below.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

NOTE: If you check the box beside paragraphs (j), (k) or (l) below, you must complete and execute Appendix 1 to this certificate.

☐	(a)	a Canadian financial institution, or a Schedule III bank (or in Ontario, a bank listed in Schedule I, II, or III of the Bank Act (Canada));

☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐	(c)	a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐	(d)	a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer;

☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

☐	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada;

☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000;

If you check beside paragraph (j) above, you must complete and execute Appendix 1 to this certificate.

☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5,000,000;

☐	(k)	an individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

If you check beside paragraph (k) above, you must complete and execute Appendix 1 to this certificate.

☐	(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000;

If you check beside paragraph (l) above, you must complete and execute Appendix 1 to this certificate.

☐	(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

☐	(n)	an investment fund that distributes or has distributed its securities only to (i) a person that is or was an accredited investor at the time of the distribution, (ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment] or 2.19 [Additional investment in investment funds] of NI 45-106, or (iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106;

☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

☐	(q)	a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction;

☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐	(t)	a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

☐	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser;

☐	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor; or

☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

For the purposes hereof, the following definitions are included for convenience:

A. "bank" means a bank named in Schedule I or II of the Bank Act (Canada);

B. "Canadian financial institution" means (i) an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or credit union league or federation that, in each case, is authorized by an enactment of a statute of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

C. "company" means any corporation, incorporated association, incorporated syndicate or other incorporated organization;

D. "entity" means a company, syndicate, partnership, trust or unincorporated organization;

E. "financial assets" means (i) cash, (ii) securities, or (iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

F. "founder" means, in respect of an issuer, a person who, (i) acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and (ii) at the time of the distribution or trade is actively involved in the business of the issuer;

G. "fully managed account" means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

H. "individual" means a natural person, but does not include a partnership, unincorporated association, unincorporated organization, trust, or a natural person in his or her capacity as trustee, executor, administrator or other legal personal representative;

I. "investment fund" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in British Columbia, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the Employee Investment Act (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the Small Business Venture Capital Act (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

J. "person" includes (a) an individual, (b) a corporation, (c) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and (d) an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

K. "related liabilities" means (i) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and or (ii) liabilities that are secured by financial assets;

L. "Schedule III bank" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

M. "spouse" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

N. "subsidiary" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a person or company is an affiliate of another person or company if one is a subsidiary of the other, or if each of them is controlled by the same person or company.

In NI 45-106 and except in Part 2 Division 4 of NI 45-106, a person (first person) is considered to control another person (second person) if (a) the first person beneficially owns or, directly or indirectly, exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

(b) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or (c) the second person is a limited partnership and the general partner of the limited partnership is the first person.

In NI 45-106 a trust company or trust corporation described in paragraph (p) above of the definition of "accredited investor" (other than in respect of a trust company or trust corporation registered under the laws of Prince Edward Island that is not registered or authorized under the Trust and Loan Companies Act (Canada) or under comparable legislation in another jurisdiction of Canada) is deemed to be purchasing as principal.

In NI 45-106 a person described in paragraph (q) above of the definition of "accredited investor" is deemed to be purchasing as principal.

The foregoing representations contained in this certificate are true and accurate as of the date of this certificate and will be true and accurate as of the Closing Time. If any such representations shall not be true and accurate prior to the Closing Time, the undersigned shall give immediate written notice of such fact to the Issuer prior to the Closing Time.

DATED:	SIGNED:

Witness (if Subscriber is an individual)

Print the name of witness	Print the name of Subscriber

If Subscriber is not an individual,
print name and title of authorized signing officer

APPENDIX I TO THE CERTIFICATE

RISK ACKNOWLEDGEMENT CERTIFICATE

THIS FORM IS ONLY REQUIRED TO BE COMPLETED AND SIGNED IF YOU CHECKED BOX (J), (K) OR (L) IN THE ACCREDITED INVESTOR FORM

WARNING This investment is risky. Don't invest unless you can afford to lose all the money you pay for this investment

SECTION 1 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
1.	About your investment
Type of securities: Convertible note		Issuer: Sol Strategies, Inc.

Purchased from: Sol Strategies Inc.
SECTION 2 TO 4 TO BE COMPLETED BY THE SUBSCRIBER
2.	Risk acknowledgement
This investment is risk. Initial to the right of each category that you understand that:			Your initials
Risk of loss - You could lose your entire investment of $___________. [Instruction: Insert the total dollar amount of the investment.]
Liquidity risk - You may not be able to sell your investment quickly - or at all.
Lack of information - You may receive little or no information about your investment.
Lack of advice - You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.
3. Accredited investor status
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.

• Your net income before taxes was more than $200,000 in each of the two (2) most recent calendar years, and you expect it to be more than $200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the two (2) most recent calendar years, and you expect your combined net income before taxes to be more than $300,000 in the current calendar year.
• Either alone or with your spouse, you own more than $1 million in cash and securities, after subtracting any debt related to the cash and securities.
• Either alone or with your spouse, you have net assets worth more than $5 million. (Your net assets are your total assets (including real estate) minus your total debt.)
4. Your name and signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.
First and last name (please print):
Signature:	Email:
SECTION 5 TO BE COMPLETED BY THE SALES PERSON
5. Salesperson information
[Instruction: The salesperson is the person who meets with, or provides information to, the Subscriber with respect to making this investment. That could include a representative of the issuer or selling security holder, a registrant or a person who is exempt from the registration requirement.]
First and last name of salesperson (please print):
Telephon	Email:
Name of firm (if registered):
SECTION 6 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER

6. For more information about this investment
Sol Strategies, Inc.
Contact: [Redacted - Contact Information]

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

Form instructions:

1. The information in sections 1, 5 and 6 must be completed before the subscriber completes and signs the form.

2. The subscriber must sign this form. Each of the subscriber and the issuer or selling security holder must receive a copy of this form signed by the subscriber. The issuer or selling security holder is required to keep a copy of this form for 8 years after the distribution.

SCHEDULE D

QUALIFIED INSTITUTIONAL BUYER LETTER

(To be Completed by Buyers that are Qualified Institutional Buyers)

Reference is made to the Securities Purchase Agreement by and among Sol Strategies, Inc. (the "Company"), the undersigned Buyer (also referred to herein as the "Purchaser"), and certain other purchasers, for the purchase of certain Notes of the Company (the "Agreement"). Terms not otherwise defined herein have the meanings ascribed to them in the Agreement.

The Purchaser understands and agrees that the Notes and the Conversion Shares (together, the "Securities") have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any applicable U.S. state securities laws, and the Securities are being offered and sold by the Company to the Purchaser in reliance upon Rule 506(b) of Regulation D under the Securities Act ("Regulation D") and/or Section 4(a)(2) of the Securities Act and similar exemptions under applicable securities laws of any state of the United States.

The undersigned represents, warrants and covenants (which representations, warranties and covenants shall survive the Closing) to the Company (and acknowledges that the Company is relying thereon) that:

1. it is a "qualified institutional buyer" as defined in Rule 144A under the Securities Act that is also an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act (a "Qualified Institutional Buyer"), and is acquiring the Securities for its own account or for the account of one or more other persons, each of whom is also a Qualified Institutional Buyer, as to whom it exercises sole investment discretion, and not on behalf of any other person, and not with a view to any resale, distribution or other disposition of the Securities in violation of United States federal or state securities laws;

2. it understands and acknowledges that the Securities acquired by it in the United States will be considered "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act ("Restricted Securities"). To induce the Company to issue the Securities to the undersigned without a Securities Act restrictive legend, the undersigned represents, warrants and covenants to the Company as follows (collectively, the "Restricted Security Agreements"):

i. if in the future it decides to offer, sell, pledge, or otherwise transfer, directly or indirectly, any of the Securities, it will do so only (i) to the Company (although the Company is under no obligation to purchase any such securities), or (ii) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, as applicable, and in accordance with local laws and regulations, and, in each case, in accordance with applicable state securities laws;

ii. it will cause any CDS Clearing and Depository Services Inc. ("CDS") participant or other nominee holding any Securities on its behalf, and the beneficial purchasers (if any) of the Securities, to comply with the Restricted Security Agreements; and

iii. for so long as the Securities constitute Restricted Securities, it will not deposit any of the Securities into the facilities of the Depository Trust Company or any successor depository within the United States or arrange for the registration of any of the Securities with Cede & Co. or any successor thereto, and it will hold the Securities only in an account at CDS or a successor depository in Canada;

3. it has implemented appropriate internal controls and procedures to ensure that (a) the Securities are properly identified in its records as Restricted Securities that are subject to the resale and transfer restrictions set forth above notwithstanding the absence of a U.S. restrictive legend or restricted CUSIP number, and (b) it is able to comply with those restrictions;

4. it understands and acknowledges the Securities will not be represented by certificates or other instruments that bear a U.S. restrictive legend or be identified by a restricted CUSIP number in reliance on the acknowledgments, representations and agreements contained herein, including the Restricted Security Agreements set forth above;

5. it has not purchased the Securities as a result of any form of "general solicitation" or "general advertising," as those terms are used in Rule 502(c) of Regulation D under the Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

6. it is not a party to any contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge to such person, or anyone else, any of the Securities, and has no present plans to enter into any such contract, undertaking, agreement or arrangement;

7. it understands and acknowledges the Company is not obligated to file and has no present intention of filing with the United States Securities and Exchange Commission or with any U.S. state securities administrator any registration statement in respect of resales of the Securities, if any, in the United States;

8. it consents to the Company making a notation on its records or giving instruction to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described herein;

9. it acknowledges that the representations, warranties and covenants contained in this Qualified Institutional Buyer Letter are made by it with the intent that they may be relied upon by the Company in determining its eligibility or the eligibility of others on whose behalf it is contracting thereunder to purchase the Securities; and

10. it agrees that by accepting the Securities it shall be representing and warranting that the representations and warranties above are true as at the Closing with the same force and effect as if they had been made by it at the Closing and that they shall survive the purchase by it of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by it of the Securities.

The foregoing representations and warranties are true an accurate as of the date of this Qualified Institutional Buyer Letter and will be true and accurate as of the Closing and as of the conversion of Notes. If any such representations and warranties shall not be true and accurate prior to the Closing or as of the conversion of Notes, the Purchaser shall give immediate written notice of such fact to the Company.

DATED at	on	, 2025.

Name of Purchaser (Please Print)	Title of Authorized Representative (Please Print)

Signature of Authorized Representative	Address of Purchaser

Purchaser's Tax Identification Number	City, State, Zip

Telephone and Email

 Accepted:

SOL STRATEGIES INC.

By:  ____________________________________

Authorized officer

Date:____________________________________

SCHEDULE E

CONTACT INFORMATION

SECURITIES REGULATORY AUTHORITIES

Alberta Securities Commission	Ontario Securities Commission
Suite 600, 250 - 5th Street SW	20 Queen Street West, 22nd Floor
Calgary, Alberta T2P 0R4	Toronto, Ontario M5H 3S8
Telephone: (403) 297-6454	Telephone: (416) 593-8314
Toll free in Canada: 1-877-355-0585	Toll free in Canada: 1-877-785-1555
Facsimile: (403) 297-2082	Facsimile: (416) 593-8122
Public official contact: FOIP Coordinator	Email: exemptmarketfilings@osc.gov.on.ca
Public official contact: Inquiries Officer
British Columbia Securities Commission
Financial and Consumer Affairs Authority of
P.O. Box 10142, Pacific Centre
701 West Georgia Street	Saskatchewan
Vancouver, British Columbia V7Y 1L2	Suite 601 - 1919 Saskatchewan Drive
Inquiries: (604) 899-6854	Regina, Saskatchewan S4P 4H2
Toll free in Canada: 1-800-373-6393	Telephone: (306) 787-5842
Facsimile: (604) 899-6581	Facsimile: (306) 787-5899
Email: FOI-privacy@bcsc.bc.ca	Public official contact: Director
Public official contact: FOI Inquiries

The Manitoba Securities Commission
500 - 400 St. Mary Avenue
Winnipeg, Manitoba R3C 4K5
Telephone: (204) 945-2561
Toll free in Manitoba 1-800-655-5244
Facsimile: (204) 945-0330
Public official contact: Director

Facsimile: (709) 729-6187
Public official contact: Superintendent of
Securities

DISCLOSURE SCHEDULES

These disclosure schedules (the "Disclosure Schedules") are delivered in connection with the Securities Purchase Agreement (the "Agreement") dated as of April 23, 2025 by and between the Company and the Buyer(s). For greater certainty, all capitalized terms used in these Disclosure Schedules and not otherwise defined shall have the meaning assigned to them in the Agreement.

Neither these Disclosure Schedules nor any disclosure made in or by virtue of these Disclosure Schedules shall constitute or imply any representation, warranty, assurance, undertaking, covenant, indemnity, guarantee or other commitment of any nature whatsoever on the part of the Company not expressly set out in the Agreement, and neither these Disclosure Schedules nor any such disclosure shall have the effect of, or be construed as, adding to, broadening or extending the scope of any of the representations and warranties of the Company in the Agreement or creating any covenant. Any item of information, matter or document disclosed or referenced in, or attached to, these Disclosure Schedules shall not (a) be used as a basis for interpreting the terms "material", "Material Adverse Effect" or other similar terms in the Agreement or to establish a standard of materiality, (b) represent a determination of whether such item or matter arose in the ordinary course of business, (c) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter, or (d) constitute, or be deemed to constitute, an admission to any third party concerning such item or matter. No disclosure in these Disclosure Schedules relating to any possible breach, violation or default under any contract, license, applicable law or requirements of any Governmental Entity shall be construed as an admission or indication to any third party that any such breach, violation or default exists or has actually occurred.

The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of the Agreement; however, any item disclosed in any part, subpart, Section or subsection of these Disclosure Schedules referenced by a particular Section or subsection in the Agreement shall be deemed to have been disclosed with respect to every other Section and subsection in the Agreement if the relevance of such disclosure to such other Section or subsection is reasonably apparent on its face, notwithstanding the omission of an appropriate cross-reference.

Section 3(g)

Placement Agent's Fees

• 4% of the gross proceeds from the Initial Closing, in cash, is to be paid to J.V.B. Financial Group, LLC, as placement agent.

Section 3(l)

Absence of Certain Changes

• The Company has not made any capital expenditures, individually or in the aggregate, outside of the ordinary course of business, with the exception of the following:

o The acquisition of the Cogent Crypto validator assets on November 25, 2024
o The acquisition of the OrangeFin Ventures LLC assets on December 31, 2024
o The acquisition of Stakewiz and the Laine validator assets on March 17, 2025

Section 3(p)

Transactions with Affiliates

• Antanas (Tony) Guoga, current chairman, director and shareholder of the Company, is party to a credit agreement dated October 21, 2024, as amended on January 7, 2025, related to a C$25 million unsecured, revolving demand credit facility where the Company is the borrower.

• Prior to his engagement as a consultant of the Company, Michael Hubbard, current Chief Strategy Officer of the Company, entered into an asset purchase agreement with the Company on March 7, 2025, where he sold certain validator assets to the Company.

• Prior to his engagement as a consultant of the Company, Max Kaplan, current Chief Technology Officer of the Company, entered into an asset purchase agreement with the Company on December 20, 2024, through his wholly-owned company Orangefin Ventures LLC, where he sold certain validator assets to the Company.

Section 3(q)

Equity Capitalization

(iii) Valid Issuance; Available Shares; Affiliates

• As at the date of the Agreement, 24,915,860 Common Shares are reserved for issuance pursuant to Common Share Equivalents (other than the Notes), pursuant to options, restricted share units, debentures and common share purchase warrants of the Company.

• The following table sets out number of Common Shares owned by "affiliates" (as defined in the Agreement):

Affiliate	Common Shares
[Redacted - Commercially Sensitive Confidential Information]	[Redacted - Commercially Sensitive Confidential Information]
Antanas (Tony) Guoga	31,856,268
[Redacted - Commercially Sensitive Confidential Information]	[Redacted - Commercially Sensitive Confidential Information]
[Redacted - Commercially Sensitive Confidential Information]	[Redacted - Commercially Sensitive Confidential Information]
[Redacted - Commercially Sensitive Confidential Information]	[Redacted - Commercially Sensitive Confidential Information]
[Redacted - Commercially Sensitive Confidential Information]	[Redacted - Commercially Sensitive Confidential Information]
[Redacted - Commercially Sensitive Confidential Information]	[Redacted - Commercially Sensitive Confidential Information]
[Redacted - Commercially Sensitive Confidential Information]	[Redacted - Commercially Sensitive Confidential Information]
[Redacted - Commercially Sensitive Confidential Information]	[Redacted - Commercially Sensitive Confidential Information]

• As at the date of the Agreement, to the Company's knowledge, Antanas (Tony) Guoga is the only holder of 10% or more of the Company's issued and outstanding Common Shares.

(iv) Valid Issuance; Available Shares; Affiliates

The following list sets forth the Company's outstanding options, warrants and other commitments related to the issuance of Common Shares of the Company:

• As of the date of the Agreement, the Company has 7,737,191 options outstanding. Each option is exercisable into one common share and is subject to varying vesting conditions and terms.

• As of the date of the Agreement, the Company has 1,113,669 restricted share units (RSUs) outstanding. Each RSU is convertible into one common share and is subject to varying vesting conditions and terms.

• As of the date of the Agreement, the Company has 16,035,000 warrants outstanding. Each whole warrant is convertible into one common share, subject to varying exercise prices and vesting conditions.

• As of the date of the Agreement, the Company has C$30.0 million convertible debentures outstanding. The debentures are redeemable after three years and are subject to specific terms and conditions.

• Under an asset purchase agreement between the Company and Michael Hubbard dated March 7, 2024, the Company must issue 5,000,000 Common Shares one year from the closing date of the transaction.

• Under an asset purchase agreement between the Company and Orangefin Ventures LLC dated December 20, 2024, the Company must issue US$5,000,000 Common Shares distributed over three years from the closing date of the transaction.

• Under an asset purchase agreement between the Company and Ben Hawkins dated November 14, 2024, the Company must issue 18,592,000 Common Shares to Ben Hawkins distributed over three years from the closing date of the transaction.

Section 3(r)

Indebtedness and Other Contracts

• The Company is the borrower under a credit agreement with Antanas (Tony) Guoga, related to a C$25 million unsecured, revolving demand credit facility.

• As at the date of the Agreement, the Company has C$30.0 million convertible debentures outstanding (the "Convertible Debentures"). The debentures are redeemable after three years and are subject to specific terms and conditions.

• The securities purchase agreements dated January 8, 2025 pursuant to which the Convertible Debentures were issued.

Section 3(s)

Litigation

[Redacted - Commercially Sensitive Confidential Information]

Section 3(w)

Intellectual Property Rights

[Redacted - Commercially Sensitive Confidential Information]

Section 3(kk)

Management

• Not applicable.

Section 4(d)

Use of Proceeds

• The Company will use the proceeds as prescribed under the Securities Purchase Agreement. The net proceeds will be used to acquire Solana.

Exhibit A

Form of Note

See attached.

[FORM OF CONVERTIBLE NOTE]

[for Notes issued to U.S. Holders, add: NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES AND THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED UNLESS (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, OR (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) WITHIN THE UNITED STATES, IN COMPLIANCE WITH ANY OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED, IN THE CASE OF AN OFFER, SALE, ASSIGNMENT, PLEDGE, ENCUMBRANCE OR OTHER TRANSFER PURSUANT TO (C)(I) OR (D), THE HOLDER SHALL HAVE PROVIDED TO THE COMPANY AN OPINION OF COUNSEL TO THE EFFECT THAT THE PROPOSED TRANSFER MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS, WHICH OPINION AND COUNSEL MUST BE REASONABLY SATISFACTORY TO THE COMPANY. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA OR ELSEWHERE.]

THESE SECURITIES MAY NOT BE CONVERTED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THESE SECURITIES AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT.

ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 16(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF, MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii)

OF THIS NOTE.

THIS NOTE HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID"). PURSUANT TO TREASURY REGULATION §1.1275-3(b)(1). A REPRESENTATIVE OF THE COMPANY WILL, BEGINNING TEN DAYS AFTER THE ISSUANCE DATE OF THIS NOTE, PROMPTLY MAKE AVAILABLE TO A HOLDER UPON REQUEST THE INFORMATION DESCRIBED IN TREASURY REGULATION §1.1275-3(b)(1)(i). [ ] MAY BE REACHED AT TELEPHONE NUMBER ( ) - .

Sol Strategies, Inc.

Convertible Note

Issuance Date: <*>, 2025	Original Principal Amount: $[___]

FOR VALUE RECEIVED, Sol Strategies, Inc., a corporation incorporated under the laws of the province of Ontario, Canada (the "Company"), hereby promises to pay to the order of <*> or its registered assigns ("Holder") the amount set forth above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date, or upon acceleration, prepayment, redemption or otherwise (in each case in accordance with the terms hereof) and, upon the occurrence and continuance of an Event of Default or Staking Interest Payment Date (as defined below), and to pay interest ("Interest") on any outstanding Principal at the applicable Default Rate (as defined below) at any such time as such Interest shall be due and payable hereunder, whether upon the Maturity Date, or upon acceleration, conversion, prepayment, redemption or otherwise (in each case in accordance with the terms hereof). This Convertible Note (including all Convertible Notes issued in exchange, transfer or replacement hereof, together with all amendments hereto or thereto, this "Note") is one of an issue of Convertible Notes issued pursuant to the Securities Purchase Agreement, dated as of April 23, 2025 (the "Subscription Date"), by and among the Company and the investors (the "Buyers") referred to therein, as amended from time to time (collectively, the "Notes", and such other Convertible Notes, the "Other Notes"). Certain capitalized terms used herein are defined in Section 29.

1. PAYMENTS OF PRINCIPAL. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, and any accrued and unpaid Interest and accrued and unpaid Late Charges (as defined in Section 22(c)) on such Principal and Interest. Other than as specifically permitted by this Note, the Company may not prepay any portion of the outstanding Principal, accrued and unpaid Interest or accrued and unpaid Late Charges on Principal and Interest, if any.

2. DEFAULT INTEREST; STAKING INTEREST.

(a) Default Interest. Other than Staking Interest (as defined below), no Interest shall accrue hereunder unless and until an Event of Default has occurred. From and after the occurrence and during the continuance of any Event of Default, Interest shall accrue hereunder at the Default Rate, computed on the basis of a 360-day year and the actual number of calendar days in any such calendar month, and shall be payable in arrears on the last Business Day of each calendar month (each, an "Interest Date") in cash. In addition and without duplication, accrued and unpaid Interest, if any, shall also be payable by way of inclusion of such Interest in the Conversion Amount (as defined below) on each Conversion Date (as defined below) in accordance with Section 3(b)(i), upon any redemption in accordance with Section 11 or upon any required redemption upon any Bankruptcy Event of Default in accordance with Section 4(b). In the event that such Event of Default is subsequently cured or waived (and no other Event of Default then exists (including, without limitation, for the Company's failure to pay such Interest at the Default Rate on the applicable Interest Date)), Interest shall cease to accrue hereunder as of the date of such cure or waiver; provided that the Interest as calculated and unpaid during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure or waiver of such Event of Default.

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(b) Validator; Staking Interest. At any time any Notes remain outstanding, the Company shall delegate all Note Purchased Sol with a validator majority owned and controlled by the Company that does not charge any commissions with respect to such Note Purchased Sol, and which validator shall initially be Orange Fin Ventures. This Note shall accrue staking interest at any time the Company, directly or indirectly, is entitled to Staking Rewards with respect to Note Purchased SOL (the "Staking Interest", and such aggregate amount accrued and unpaid to the Holder from time to time, each a "Staking Interest Amount"). Within three (3) Business Days of the end of each calendar month (as applicable, each, a "Staking Interest Payment Date"), the Company shall pay any outstanding accrued Staking Interest Amount as of such applicable Staking Interest Payment Date to the Holder in SOL to the wallet address provided by the Holder and such Staking Interest Amount shall be calculated based on the outstanding Principal as follows:

(i) in respect of any day where the outstanding Principal of this Note and the Other Notes is between $15,000,000 and $20,000,000, the Holder shall be entitled to 85% of the Staking Rewards earned by the Company in respect of the Note Purchased SOL;

(ii) in respect of any day where the outstanding Principal of this Note and the Other Notes is between $10,000,000 and $15,000,000, the Holder shall be entitled to 62.5% of the Staking Rewards earned by the Company in respect of the Note Purchased SOL;

(iii) in respect of any day where the outstanding Principal of this Note and the Other Notes is between $5,000,000 and $10,000,000, the Holder shall be entitled to 37.5% of the Staking Rewards earned by the Company in respect of the Note Purchased SOL;

(iv) in respect of any day where the outstanding Principal of this Note and the Other Notes is between $2,500,000 and $5,000,000, the Holder shall be entitled to 18.8% of the Staking Rewards earned by the Company in respect of the Note Purchased SOL;

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(v) in respect of any day where the outstanding Principal of this Note and the Other Notes is $2,500,000 or less, the Holder shall be entitled to 6.3% of the Staking Rewards earned by the Company in respect of the Note Purchased SOL; and

(vi) in respect of any day where the outstanding Principal of this Note and the Other Notes is zero, the Holder is not entitled to any Staking Rewards earned by the Company.

3. CONVERSION OF NOTES. At any time after the Issuance Date set forth above, this Note shall be convertible into validly issued, fully paid and non-assessable Common Shares (as defined below), on the terms and conditions set forth in this Section 3.

(a) Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into validly issued, fully paid and non-assessable Common Shares in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share down to the nearest whole Common Share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent (as defined below)) that may be payable with respect to the issuance and delivery of Common Shares upon conversion of any Conversion Amount.

(b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price then in effect (the "Conversion Rate").

(i) "Conversion Amount" means the sum of (x) the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made and (y) all accrued and unpaid Interest with respect to such portion of the Principal amount and accrued and unpaid Late Charges with respect to such portion of such Principal and such Interest, if any.

(ii) "Conversion Price" means, as of any Conversion Date or other date of determination the Closing Sale Price of the Common Shares as of the Trading Day ended immediately prior to such date of determination, subject to adjustment as provided herein.

(c) Mechanics of Conversion.

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(i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date (a "Conversion Date"), the Holder shall deliver (whether via electronic mail or otherwise), for receipt on or prior to 4:00 p.m., New York time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to the Company. For greater certainty, a Conversion Notice received by the Company after 4:00 p.m., New York time, shall be deemed to have been received on the following Trading Day. If required by Section 3(c)(iii), within one (1) Trading Days following a conversion of this Note as aforesaid, the Holder shall surrender this Note to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 16(b)). On or before the first (1st) the Trading Day on which the Company has received a Conversion Notice, the Company shall transmit by electronic mail a treasury direction substantially in the form attached hereto as Exhibit B to the transfer agent (the "Transfer Agent"), with a copy to the Holder, to issue the Common Shares in accordance with the registration instructions in the Conversion Notice. On or before the first (1st) Trading Day following the date on which the Company has received a Conversion Notice (the "Share Delivery Deadline"), the Company shall either (x) (A) at any time on or after the Issuance Date, provided that the Transfer Agent is participating in The Canadian Depository for Securities ("CDS"), credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such Conversion Notice (the "Applicable Conversion Shares") to the Holder's or its designee's balance account with CDS or (B) if the Applicable Conversion Shares are eligible to be resold by the Holder pursuant to an available registration statement or are being resold pursuant to Rule 144 of the 1933 Act (and (x) the Holder provides the Company with reasonable assurances that such Securities are eligible for resale, assignment or transfer under Rule 144 and (y) an opinion of counsel with respect to such resale, assignment or transfer pursuant to Rule 144 is provided to the Transfer Agent if required by the Transfer Agent), provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program ("FAST"), credit such aggregate number of Applicable Conversion Shares to the Holder's or its designee's balance account with DTC through its Deposit/Withdrawal at Custodian system, (each such issuance and delivery of Applicable Conversion Shares pursuant to this clause (x), an "Electronic Share Issuance") or (y) otherwise, to issue and deliver (via reputable overnight courier) to the address as specified in the applicable Conversion Notice a certificate, registered in the name of the Holder (or its designee), for such Applicable Conversion Shares (each such issuance and delivery of Applicable Conversion Shares pursuant to this clause (y), a "Certificated Share Issuance", and together with each Electronic Share Issuance, each, a "Share Issuance"). Notwithstanding the foregoing, (I) whether or not the Applicable Conversion Shares are eligible for an Electronic Share Issuance, if the Holder elects to effect such applicable Share Issuance pursuant to a Certificated Share Issuance in such Conversion Notice, such Share Issuance shall be consummated as a Certificated Share Issuance and (II) if such Applicable Conversion Shares are eligible to be delivered pursuant to both CDS and DTC in accordance with clause (x) of this Section 3(c)(i), the Company shall cause the Applicable Conversion Shares to be delivered to the Holder (or its designee) in accordance with the election of the Holder as set forth in such Conversion Notice (or, in the absence of any such election or an election to deliver as a Certificated Share Issuance, such Applicable Conversion Shares shall be delivered to the Holder (or its designee) in accordance with clause (x)(A) of this Section 3(c)(i) above). If this Note is physically surrendered for conversion pursuant to Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than two (2) Business Days after receipt of this Note and at its own expense, issue and deliver to the Holder (or its designee) a new Note (in accordance with Section 16(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable pursuant to the applicable Conversion Notice shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date; provided, that the Holder shall be deemed to have waived any voting rights of any such Common Shares during the period commencing on such Conversion Date, through, and including, such applicable Share Delivery Deadline (each, an "Conversion Period"), as necessary, such that the aggregate voting rights of any Common Shares beneficially owned by the Holder and/or any Attribution Parties, collectively, on any such date of determination shall not exceed the Maximum Percentage (as defined below) as a result of any such conversion of this Note.

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(ii) Company's Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Deadline (or, solely with respect to an Electronic Share Issuance by DTC, an Electronic Share Issuance that is not keyed into CDS as an "Instant Deposit" or a Certificated Share Issuance, the first Trading Day after such Share Delivery Deadline) (each, a "Conversion Failure Deadline"), to issue and deliver (or cause to be delivered) to the Holder (or its designee) by such Conversion Failure Deadline, in compliance with Section 3(c)(i) above, such Applicable Conversion Shares in the manner specified by Section 3(c)(i) above (each, a "Conversion Failure"), then, in addition to all other remedies available to the Holder, (1) the Company shall pay in cash (each, a "Conversion Failure Amount") to the Holder for each Trading Day after such Conversion Failure Deadline that the issuance of such Common Shares is not timely effected an amount equal to 1% of the product of (A) the sum of the number of Common Shares not issued to the Holder on or prior to the Conversion Failure Deadline and to which the Holder is entitled, multiplied by (B) the quotient of (x) the sum of the VWAP of the Common Shares of each Trading Day during the period beginning on the applicable Conversion Date and ending on the applicable Conversion Failure Deadline, divided by (y) that aggregate number of Trading Days in such period and (2) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned (as the case may be) any portion of this Note that has not been converted pursuant to such Conversion Notice, provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make payment of any Conversion Failure Amount which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. Such Conversion Failure Amount shall be due and payable to the Holder on or before the second (2nd) Business Day following the cure or waiver of such Conversion Failure or voiding of a Conversion Notice. In addition to the foregoing, if a Conversion Failure occurs and if on or after such Share Delivery Deadline, the Holder acquires (in an open market transaction or otherwise) Common Shares corresponding to all or any portion of the number of Common Shares issuable upon such conversion that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure (a "Buy-In"), then, in addition to all other remedies available to the Holder, the Company shall, in the Holder's discretion, either: (I) within three (3) Business Days after the Holder's request, pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, stock loan costs and other actual out-of-pocket expenses, if any) for the Common Shares so acquired (including, without limitation, by any other Person in respect, or on behalf, of the Holder) (the "Buy-In Price"), at which point the Company's obligation to so issue and deliver the Applicable Conversion Shares shall terminate, or (II) within two (2) Business Days after the Holder's request, promptly honor its obligation to so issue and deliver to the Holder the Applicable Conversion Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of Common Shares to which such Buy-In relates multiplied by (y) the lowest Closing Sale Price of the Common Shares on any Trading Day during the period commencing on the applicable Conversion Date and ending on the date of such issuance and payment under this clause (II) (the "Buy-In Payment Amount"). Nothing shall limit the Holder's right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver the Applicable Conversion Shares upon the conversion of this Note as required pursuant to the terms hereof. Notwithstanding the foregoing, the Company's failure to issue and deliver Applicable Conversion Shares by way of an Electronic Share Issuance via CDS or DTC by the Share Delivery Deadline, if due to the failure of the Holder to provide a Deposit ID or DWAC Control Number valid on such date of issuance, respectively, shall not be deemed to be a breach of this Note and shall not constitute a Conversion Failure.

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(iii) Registration. The Company shall maintain a register (the "Register") for the recordation of the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders. The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes (including, without limitation, the right to receive payments of Principal and Interest hereunder) notwithstanding notice to the contrary. A Note may be assigned, transferred or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell all or part of any Note by the holder thereof that is in compliance with the terms and conditions set forth herein, the Company shall record the information contained therein in the Register and issue one or more new Notes in the same aggregate principal amount as the principal amount of the surrendered Note to the designated assignee or transferee pursuant to Section 16, provided that if the Company does not so record an assignment, transfer or sale (as the case may be) of all or part of any Note that is in compliance with the terms and conditions set forth herein within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 3, following conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted (in which event this Note shall be delivered to the Company following conversion thereof as contemplated by Section 3(c)(i)) or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender of this Note. The Company shall maintain records showing the Principal, Interest and Late Charges converted and/or paid (as the case may be) and the dates of such conversions, and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion. If the Company does not update the Register to record such Principal, Interest and Late Charges converted and/or paid (as the case may be) and the dates of such conversions, and/or payments (as the case may be) within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence.

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(iv) Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 21. Notwithstanding anything herein to the contrary, the Holder shall not have the power to vote or to transfer any Common Shares subject to dispute.

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(d) Limitations on Issuances. The Company shall not issue any Common Shares pursuant to this Note, and the Holder shall not have the right to receive any Common Shares pursuant to this Note and any such issuance shall be null and void and treated as if never made, to the extent that after giving effect to such issuance, the Holder together with the other Attribution Parties collectively would beneficially own or control, directly or indirectly, in excess of 9.99% (the "Maximum Percentage") of the Common Shares outstanding immediately after giving effect to such issuance. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by the Holder and the other Attribution Parties shall include the number of Common Shares held by the Holder and all other Attribution Parties plus the number of Common Shares issuable pursuant to this Note with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (A) conversion of any remaining, nonconverted portion of this Note beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred shares or warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 3(d). For purposes of this Section 3(d), a person shall be deemed to be the "beneficial owner" of, and to have "beneficial ownership" of, any securities as to which such Person or any of such Person's Affiliates own, either directly or indirectly, or exercise control or direction over, including exercising one or both of voting or investment power. A Person shall be deemed to own beneficially securities beneficially owned by a company controlled by the Person or by any of such Person's Affiliates. Beneficial ownership shall include ownership through a trustee, legal representative, agent or other intermediary and shall include the interest of an entitlement holder, as defined in the Securities Transfer Act, 2006, with respect to that security, but does not include the interest of an entitlement holder that is a securities intermediary, as defined in the Securities Transfer Act, 2006, that has established a security entitlement, as defined in the Securities Transfer Act, 2006, in favour of its entitlement holder with respect to that security. For purposes of determining the number of outstanding Common Shares the Holder may acquire pursuant to this Note without exceeding the Maximum Percentage, the Holder may rely on a written notice by the Company or the Transfer Agent, if any, setting forth the number of Common Shares outstanding (the "Reported Outstanding Share Number"). If the Company receives a Conversion Notice from the Holder, the Company shall notify the Holder in writing of the number of Common Shares then outstanding and, to the extent that such Conversion Notice would otherwise cause the Holder's beneficial ownership, as determined pursuant to this Section 3(d), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Common Shares to be issued pursuant to such Conversion Notice. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of Common Shares then outstanding. In the event that the issuance of Common Shares to the Holder upon conversion of this Note results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage, the number of shares so issued by which the Holder's and the other Attribution Parties' aggregate beneficial ownership exceeds the Maximum Percentage (the "Excess Shares") shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of Notes that is not an Attribution Party of the Holder. For purposes of clarity, the Common Shares issuable pursuant to the terms of this Note in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert this Note pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3(d) to the extent necessary to correct all or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 3(d) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be amended, modified or waived and shall apply to a successor holder of this Note.

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4. RIGHTS UPON EVENT OF DEFAULT.

(a) Event of Default. Each of the following events shall constitute an "Event of Default" and each of the events in clauses (v), (vi) and (vii) shall constitute a "Bankruptcy Event of Default":

(i) the suspension (or threatened suspension) from trading or the failure (or threatened failure) of the Common Shares to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days;

(ii) the Company's (A) failure to cure more than three (3) Conversion Failures by delivery of the required number of Common Shares within five (5) Trading Days after the applicable Conversion Date or exercise date (as the case may be) or (B) notice, written or oral, to any holder of the Notes, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for conversion of any Notes into Common Shares that is requested in accordance with the provisions of the Notes, other than pursuant to Section 3(d);

(iii) the Company's or any Subsidiary's failure to pay to the Holder any amount of Principal, Interest, Late Charges or other amounts when and as due under this Note (including, without limitation, the Company's failure to pay any redemption payments or amounts hereunder) or any other Transaction Document (as defined in the Securities Purchase Agreement) or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby, except, in the case of a failure to pay Interest and Late Charges when and as due, in which case only if such failure remains uncured for a period of at least three (3) Trading Days;

(iv) subject to the terms of any curative provisions in the documents evidencing such Indebtedness, the occurrence of any default under, redemption prior to maturity of or acceleration prior to maturity of at least an aggregate of $1,000,000 of Indebtedness (as defined in the Securities Purchase Agreement) of the Company or any of its Subsidiaries, other than with respect to any Other Notes;

(v) bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Subsidiary and, if instituted against the Company or any Subsidiary by a third party, shall not be dismissed within forty-five (45) days of their initiation;

(vi) the commencement by the Company or any Subsidiary of a voluntary case or proceeding under any applicable federal, state, provincial or foreign bankruptcy, insolvency, reorganization or other similar law, or the commencement by the Company or any Subsidiary of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company or any Subsidiary to the entry of a decree, order, judgment or other similar document in respect of the Company or any Subsidiary in an involuntary case or proceeding under any applicable federal, state, provincial or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state, provincial or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state, provincial or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action, or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state, provincial or foreign law, which is not dismissed within forty-five (45) days of its initiation;

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(vii) the entry by a court of (A) a decree, order, judgment or other similar document in respect of the Company or any Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state, provincial or foreign bankruptcy, insolvency, reorganization or other similar law, or (B) a decree, order, judgment or other similar document adjudging the Company or any Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Subsidiary under any applicable federal, state or foreign law or (C) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and, in each of the foregoing subsections (A), (B) and (C), any such decree, order, judgment or other similar document remains unstayed and in effect for a period of forty-five (45) consecutive days;

(viii) a final judgment or judgments for the payment of money aggregating in excess of $1,000,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay; provided, however, any judgment or any portion thereof which is covered by insurance or an indemnity from a creditworthy party shall not be included in calculating the $1,000,000 amount set forth; provided that the Company reasonably demonstrates such insurance coverage or indemnity;

(ix) the Company and/or any Subsidiary, individually or in the aggregate, either (i) fails to pay, when due, as extended by any applicable grace period, any payment with respect to any Indebtedness in excess of $1,000,000 due to any third party (other than with respect to any Other Notes, with respect to unsecured Indebtedness only, payments contested by the Company and/or such Subsidiary (as the case may be) in good faith by proper proceedings and with respect to which adequate reserves have been set aside for the payment thereof in accordance with IFRS) or is otherwise in breach or violation of any agreement for monies owed or owing in an amount in excess of $1,000,000, which breach or violation permits the other party thereto to accelerate amounts due thereunder, or (ii) suffer to exist any other circumstance or event that would, with or without the passage of time or the giving of notice, result in a default or event of default under any agreement binding the Company or any Subsidiary, which default or event of default would or is likely to have a Material Adverse Effect (as defined in the Securities Purchase Agreement);

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(x) other than as specifically set forth in another clause of this Section 4(a), the Company or any Subsidiary breaches any representation or warranty, in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five (5) consecutive Trading Days;

(xi) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company as to whether any Event of Default has occurred;

(xii) any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of Section 13 of this Note;

(xiii) any Material Adverse Effect (as defined in the Securities Purchase Agreement) occurs;

(xiv) any provision of any Transaction Document shall, as a result of the action or inaction of the Company, at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Company or any Subsidiary shall deny in writing that it has any liability or obligation purported to be created under any Transaction Document;

(xv) greater than 10% of the Note Purchased SOL is subject to a Slashing Event, provided that if the Company restores the number of Note Purchased SOL to the amount that comprised the Note Purchase SOL prior to the Staking Event within five (5) Trading Days, the foregoing shall not constitute an Event of Default; or

(xvi) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

(b) Notice of an Event of Default; Redemption Right. Upon becoming aware of the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall within two (2) Business Days of becoming aware of such occurrence of an Event of Default (but, in any event, no later than five (5) Business Days after such occurrence of an Event of Default) deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) (an "Event of Default Notice") to the Holder in accordance with the terms hereof. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem (regardless of whether the circumstances giving rise to such Event of Default remain in effect) all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the product of (A) the Conversion Amount to be redeemed multiplied by (B) the Redemption Premium (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 11. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 4(b), but subject to Section 3(d), until the Event of Default Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 4(b) (together with any Late Charges thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to the terms of this Note. In the event of the Company's redemption of any portion of this Note under this Section 4(b), the Holder's damages would be uncertain and difficult to estimate because of the parties' inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder's actual loss of its investment opportunity and not as a penalty. Any redemption upon an Event of Default shall not constitute an election of remedies by the Holder, and all other rights and remedies of the Holder shall be preserved.

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(c) Mandatory Redemption upon Bankruptcy Event of Default. Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, upon any Bankruptcy Event of Default, whether occurring prior to or following the Maturity Date, the Company shall immediately pay to the Holder an amount in cash representing (i) all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges on such Principal and Interest, multiplied by (ii) the Redemption Premium, in addition to any and all other amounts due hereunder, without the requirement for any notice or demand or other action by the Holder or any other person or entity, provided that the Holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Event of Default, in whole or in part, and any such waiver shall not affect any other rights of the Holder hereunder, including any other rights in respect of such Bankruptcy Event of Default, any right to conversion, and any right to payment of the Event of Default Redemption Price or any other Redemption Price, as applicable.

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5. RIGHTS UPON FUNDAMENTAL TRANSACTION.

(a) Notice of a Fundamental Transaction; Redemption/Assumption Elections. By no later than the first (1st) Trading Day after the public announcement of a Fundamental Transaction with a Successor Entity, the Company shall deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) to the Holder (each, a "Fundamental Transaction Notice"). At any time beginning after the Holder's receipt of any such Fundamental Transaction Notice (or, if earlier, such time as the Holder becomes aware of such Fundamental Transaction) and ending fifteen (15) Trading Days after the date delivery of the Fundamental Transaction Notice (or such later date as the Company may elect in such Fundamental Transaction Redemption Notice with respect thereto) (the "Fundamental Transaction Election Period"), the Holder may either (a) require the Company to redeem (each, a "Fundamental Transaction Redemption") all of Conversion Amount of this Note by delivering written notice thereof (such notice, a "Fundamental Transaction Redemption Notice", and such election, a "Fundamental Transaction Redemption Election", and the date thereof, the "Fundamental Transaction Redemption Election Date"), or (b) elect to have the Successor Entity succeed to, and be substituted for the Company in this Note and the other Transaction Documents (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the "Company" shall refer instead to the Successor Entity) (each, an, "Assumption Election"), and the Successor Entity shall assume, in writing, all of the obligations of the Company under this Note and the other Transaction Documents (with the same effect as if such Successor Entity had been named as the "Company" herein). If the Holder fails to make any election during an applicable Fundamental Transaction Election Period, the Holder shall be automatically deemed to have made a Fundamental Transaction Redemption Election during the applicable Fundamental Transaction Redemption Period.

(b) Mechanics.

(i) Disclosures in Fundamental Transaction Notice. Each Fundamental Transaction Notice shall be duly executed by an authorized officer of the Company and shall (i) state that the public disclosure of a Fundamental Transaction has occurred (and include a hyperlink to any such disclosure document and/or release), (ii) request the Holder either elect to effect a Fundamental Transaction Redemption Election or Assumption Election with respect thereto by a specified deadline (which shall be the last calendar day in such Fundamental Transaction Election Period or such later date as the Company may elect in such Fundamental Transaction Redemption Notice), and (iii) specify the proposed Fundamental Transaction Redemption Date (as defined below) and the Fundamental Transaction Redemption Price (as defined below), if any.

(ii) Confirmation of Assumption. Upon consummation of a Fundamental Transaction in which the Holder has made an Assumption Election, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of such Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property (except such items still issuable under Section 6 which shall continue to be receivable thereafter)) issuable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares of the Successor Entity (including its Parent Entity) (as applicable, the "Successor Shares") which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of this Note), as adjusted in accordance with the provisions of this Note.

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(iii) Mechanics of Fundamental Transaction Redemption. If the Holder makes (or is deemed to have made) a Fundamental Transaction Redemption Election during the applicable Fundamental Transaction Redemption Period, on or prior to the later of (x) the time of consummation of such Fundamental Transaction and (y) the fifth (5th) Trading Day after such Fundamental Transaction Redemption Election Date (such later date, the "Fundamental Transaction Redemption Date"), the Note shall be redeemed in cash at a redemption price equal to the product of (x) the Redemption Premium and (y) the Conversion Amount being redeemed (the "Fundamental Transaction Redemption Price"). Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 11. To the extent redemptions required by this Section 5 are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. In the event of the Company's redemption of any portion of this Note under this Section 5, the Holder's damages would be uncertain and difficult to estimate because of the parties' inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 5 is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder's actual loss of its investment opportunity and not as a penalty.

(c) The provisions of this Section 5 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of this Note.

6. [Intentionally deleted.]

7. ADJUSTMENT OF CONVERSION PRICE UPON SUBDIVISION OR COMBINATION OF COMMON SHARES.

(a) Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. Without limiting any provision of Section 6 or this Section 7, if the Company at any time on or after the Subscription Date (i) subdivides or , redivides one or more classes of its outstanding Common Shares into a greater number of Common Shares or (ii) reduces, combines or consolidates one or more class of its outstanding Common Shares, the Conversion Price on and at any time after the effective date of such subdivision, re-division, reduction, combination or consolidation, will be reduced, in the case of the events referred to in (i) in the proportion which the number of Common Shares outstanding before such subdivision or re-division bears to the number of Common Shares outstanding after such subdivision or re-division, or will be increased, in the case of (ii) above, in the proportion which the Common Shares outstanding before such reduction, combination, or consolidation bears to the number of Common Shares outstanding after such reduction, combination or consolidation.

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(b) Adjustments Upon Distribution of Assets. If the Company shall declare or make any special dividend or other distribution of its assets (or rights to acquire its assets) to all or substantially all holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Special Distribution"), at any time after the issuance of this Note, then, in each such case, any Conversion Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Special Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Conversion Price by a fraction of which (i) the numerator shall be the number of Common Shares outstanding on the record date multiplied by the Closing Sale Price of the Common Shares on the trading day immediately preceding such record date minus the fair market value of the Special Distribution (as determined in good faith by the Company's Board of Directors), and (ii) the denominator shall be the number of Common Shares outstanding on the record date multiplied by the Closing Sale Price of the Common Shares on the trading day immediately preceding such record date. Notwithstanding anything to the contrary contained herein, the provisions of this Section 7(b) shall not be applicable in the case of regular periodic cash dividends paid by the Company to the holders of Common Shares.

(c) Calculations. All calculations under this Section 7 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Shares.

(d) Voluntary Adjustment by Company. Subject to the rules and regulations of the CSE, the Company may at any time during the term of this Note, with the prior written consent of the Required Holders (as defined in the Securities Purchase Agreement), reduce the then current Conversion Price of each of the Notes to any amount and for any period of time deemed appropriate by the board of directors of the Company.

8. VOLUNTARY PREPAYMENT. Provided that no Event of Default has occurred and is continuing, the Company shall have the right, but not the obligation, on no less than fifteen (15) Trading Days' written notice to the Holder, to prepay all or any part of the outstanding Principal of the Notes in cash for an amount equal to 107.5% of the Principal, accrued Interest, Later Charges and other amounts being repaid (or, if during an applicable Fundamental Transaction Election Period (unless the Holder has made an Assumption Election with respect thereto), the Fundamental Transaction Redemption Price (as defined below) with respect thereto).

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9. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles (as defined in the Securities Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, amalgamation, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note. Without limiting the generality of the foregoing or any other provision of this Note or the other Transaction Documents, the Company (a) shall not increase the par value of any Common Shares receivable upon conversion of this Note above the Conversion Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the conversion of this Note. Notwithstanding anything herein to the contrary, if after sixty (60) calendar days following the Issuance Date, the Holder is not permitted to convert this Note in full for any reason (other than pursuant to restrictions set forth in Section 3(d) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to permit such conversion into Common Shares.

10. RESERVATION OF AUTHORIZED SHARES. So long as any Notes remain outstanding, the Company shall at all times authorize at least 100% of the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding (without regard to any limitations on conversions and assuming such Notes remain outstanding until the Maturity Date) at the Conversion Price then in effect.

11. REDEMPTIONS.

(a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder in cash within six (6) Business Days after the Company's receipt of the Holder's Event of Default Redemption Notice (each, an "Event of Default Redemption Date"). If the Holder has submitted a Fundamental Transaction Redemption Notice in accordance with Section Error! Reference source not found., the Company shall deliver the applicable Fundamental Transaction Redemption Price to the Holder on the applicable Fundamental Transaction Redemption Date. In the event of a redemption of less than all of the Conversion Amount of this Note, upon delivery of this Note to the Company, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 16(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount or Designated Redemption Amount, as the case may be, that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company's receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount or Designated Redemption Amount, and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 16(d)), to the Holder, and in each case the principal amount of this Note or such new Note (as the case may be) shall be increased by or shall reflect (as the case may be) an amount equal to the difference between (1) the applicable Redemption Price (as the case may be, and as adjusted pursuant to this Section 11, if applicable) minus (2) the Principal portion of the Conversion Amount subject to redemption or Designated Redemption Amount pursuant to which the Holder delivered a notice voiding redemption. The Holder's delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company's obligations to make any payments of Late Charges which have accrued prior to the date of such Redemption Notice with respect to the Conversion Amount subject to such notice.

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(b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section Error! Reference source not found. (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Business Day after its receipt thereof, forward to the Holder by electronic mail a copy of such Other Redemption Notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is two (2) Business Days prior to the Company's receipt of the Holder's applicable Redemption Notice and ending on and including the date which is two (2) Business Days after the Company's receipt of the Holder's applicable Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Business Day period.

12. VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law and as expressly provided in this Note.

13. COVENANTS. Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms:

(a) Rank. All payments due under this Note shall rank pari passu with all Other Notes and all other unsecured Indebtedness of the Company and its Subsidiaries; provided that if the Company incurs additional Indebtedness (the "Additional Debt") following the Subscription Date which Indebtedness is guaranteed by any of its Subsidiaries, at the option of the Holder, this Note shall be guaranteed and secured, as applicable, on substantially the same basis as the Additional Debt and rank pari passu with such Additional Debt; provided further, that the Holder shall enter into substantially the same credit support and security documents as the lender of such Additional Debt.

(b) Existence of Liens. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance (collectively, "Liens") upon any Note Purchased SOL.

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(c) Restricted Payments and Investments. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than the Notes) whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness or make any Investment, as applicable, if at the time such payment with respect to such Indebtedness and/or Investment, as applicable, is due or is otherwise made or, after giving effect to such payment, (i) an event constituting an Event of Default has occurred and is continuing or (ii) an event that with the passage of time and without being cured would constitute an Event of Default has occurred and is continuing.

(d) Restriction on Redemption and Cash Dividends. Until the later of (A) the Additional Closing Expiration Date (as defined in the Securities Purchase Agreement), and (B) such date no Notes remain outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, any securities of the Company without the prior express written consent of the Holder, except (i) in the case of cash dividends where (A) at the time the dividend is declared, the value of the Company's "Liquid Assets" being cash, cash equivalents and digital assets has been 175% or greater of the Company's Indebtedness for 15 of the 20 Trading Days preceding the date of declaration, and (B) such dividend, together with any other cash dividends paid over the course of the 12 preceding months, does not exceed 15% of the value of the Company's Liquid Assets as of the date of declaration, and (ii) the Company shall not declare any dividend that would be payable in Note Purchased SOL. The Holder shall be entitled to obtain injunctive relief against the Company and its Subsidiaries to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

(e) Restriction on Transfer of Assets. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any Note Purchased SOL.

(f) Change in Nature of Business. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, engage in any material line of business outside of the cryptocurrency and digital asset industry; provided that expanding operations into jurisdictions where the Company or any Subsidiary's business becomes legal or permitted after the date hereof shall not be deemed to be a breach hereof. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, modify its or their corporate structure or purpose other than in the circumstances contemplated by paragraphs (i), (ii), and (iii) of the definition of "Change of Control".

(g) Preservation of Existence, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, material rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

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(h) Maintenance of Properties, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to materially comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

(i) Maintenance of Intellectual Property. The Company will, and will cause each of its Subsidiaries to, take all action necessary or advisable to maintain all of the Intellectual Property Rights (as defined in the Securities Purchase Agreement) of the Company and/or any of its Subsidiaries that are necessary or material to the conduct of its business in full force and effect.

(j) Maintenance of Insurance. The Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.

(k) Transactions with Affiliates. Other than in respect of transactions between the Company and its Subsidiaries and other than the loan from Antanas Guoga to the Company as described in the Company's continuous disclosure documents filed with Canadian securities regulatory authorities, the Company shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any affiliate, except transactions in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, or for fair consideration and on terms no less favorable to it or its Subsidiaries than would be obtainable in a comparable arm's length transaction with a Person that is not an affiliate thereof.

(l) Restricted Issuances. Until the later of (A) the Additional Closing Expiration Date (as defined in the Securities Purchase Agreement), and (B) such date no Notes remain outstanding, the Company will not, directly or indirectly, without the prior written consent of the Required Holders (as defined in the Securities Purchase Agreement), (i) issue any Notes (as such term is defined in the Securities Purchase Agreement), other than as contemplated by the Securities Purchase Agreement and the Notes) or (ii) issue any other securities that would cause a breach or default under the Notes. For the avoidance of doubt, without limiting any term or condition of the Notes, nothing in this Section 13(l) shall otherwise limit the issuance by the Company of any other Indebtedness to any other Person.

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(m) Stay, Extension and Usury Laws. To the extent that it may lawfully do so, the Company (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Note; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Holder by this Note, but will suffer and permit the execution of every such power as though no such law has been enacted.

(n) Taxes. The Company and its Subsidiaries shall pay when due all taxes, fees or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against the Company and its Subsidiaries or their respective assets or upon their ownership, possession, use, operation or disposition thereof or upon their rents, receipts or earnings arising therefrom (except where the failure to pay would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). The Company and its Subsidiaries shall file on or before the due date therefor all personal property tax returns (except where the failure to file would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). Notwithstanding the foregoing, the Company and its Subsidiaries may contest, in good faith and by appropriate proceedings, taxes for which they maintain adequate reserves therefor in accordance with IFRS.

(o) Available Cash Test; Announcement of Operating Results.

(i) Available Cash Test. At any time any Notes remains outstanding, the Company's Available Cash as of the last Business Day of each calendar month, commencing with May 31, 2025 (as applicable, each an "Available Cash Test Measuring Date"), shall equal or exceed $1,000,000 (or the Canadian dollar equivalent thereof) (the "Available Cash Test").

(ii) Financial Covenant Notices. Commencing on the Issuance Date, the Company shall publicly disclose and disseminate (such date, the "Announcement Date"), if the Financial Test fails to be satisfied (each such failure, a "Financial Covenant Failure"), a statement to that effect no later than the fifteenth (15th) Business Day after the end of such Fiscal Quarter or Fiscal Year, as applicable, and such announcement shall include a statement to the effect that a Financial Covenant Failure by the Company exists (or does not exist, as applicable) for such Fiscal Quarter. On the Announcement Date, the Company shall also provide to the Holder a certification, executed on behalf of the Company by the Chief Financial Officer of the Company, certifying that the Company satisfied the Financial Test for such Fiscal Quarter or Fiscal Year, as applicable, if that is the case. If a Financial Covenant Failure by the Company exists for a Fiscal Quarter, on or prior to the Announcement Date, the Company shall provide to the Holders a written certification, executed on behalf of the Company by the Chief Financial Officer of the Company, certifying that a Financial Covenant Failure exists for such Fiscal Quarter or Fiscal Year, as applicable (a "Financial Covenant Event Notice"). Concurrently with the delivery of each Financial Covenant Event Notice to the Holders, the Company shall also make publicly available (as part of a Material Change Report (as defined below), or otherwise) the Financial Covenant Event Notice and the fact that an Event of Default has occurred under the Notes.

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(p) Independent Investigation. At the request of the Holder at any time when an Event of Default has occurred and is continuing, the Company shall hire an independent, reputable investment bank selected by the Company and approved by the Holder to investigate as to whether any breach of this Note has occurred (the "Independent Investigator"). If the Independent Investigator determines that such breach of this Note has occurred, the Independent Investigator shall notify the Company of such breach and the Company shall deliver written notice to each holder of a Note of such breach. In connection with such investigation, the Independent Investigator may, during normal business hours, inspect all contracts, books, records, personnel, offices and other facilities and properties of the Company and its Subsidiaries and, to the extent available to the Company after the Company uses reasonable efforts to obtain them, the records of its legal advisors and accountants (including the accountants' work papers) and any books of account, records, reports and other papers not contractually required of the Company to be confidential or secret, or subject to attorney-client or other evidentiary privilege, and the Independent Investigator may make such copies and inspections thereof as the Independent Investigator may reasonably request. The Company shall furnish the Independent Investigator with such financial and operating data and other information with respect to the business and properties of the Company as the Independent Investigator may reasonably request. The Company shall permit the Independent Investigator to discuss the affairs, finances and accounts of the Company with, and to make proposals and furnish advice with respect thereto to, the Company's officers, directors, key employees and independent public accountants or any of them (and by this provision the Company authorizes said accountants to discuss with such Independent Investigator the finances and affairs of the Company and any Subsidiaries), all at such reasonable times, upon reasonable notice, and as often as may be reasonably requested.

14. AMENDING THE TERMS OF THIS NOTE. Except for Section 3(d)(i) and this Section 14, which may not be amended, modified or waived by the parties hereto, the prior written consent of the Holder shall be required for any change, waiver or amendment to this Note.

15. TRANSFER. Subject to 2(g) of the Securities Purchase Agreement, this Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, provided that (a) only 75% of the then outstanding Principal may be transferred and in connection with such a transfer, the voting rights attaching to the transferred portion of the Notes shall continue to be exercised by the original Holder, (b) the Holder shall not be permitted to transfer any portion of the Note to any person or company the Company reasonably determines is competitive with the Company; and (c) the Common Shares shall bear any applicable legend as set forth in Section 5(c) of the Securities Purchase Agreement or pursuant to Exhibit I. Notwithstanding the foregoing, there shall be no restrictions on transfer (i) following an Event of Default, or (ii) to any Affiliates of the Required Holders or any Persons managed by the Required Holders.

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16. REISSUANCE OF THIS NOTE.

(a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 16(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 16(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 16(d)) representing the outstanding Principal.

(c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 16(d) and in principal amounts of at least $1,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 16(a) or Section 16(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges on the Principal and Interest of this Note (or in the case of a new Note being issued pursuant to Section 16(a) or Section 16(c), accrued and unpaid Interest and Late Charges applicable to such new Note, when added to the Interest and Late Charges applicable to such other new Notes issued in connection with such issuance, does not exceed the accrued and unpaid Interest and Late Charges applicable to this Note immediately prior to such issuance of new Notes), from the Issuance Date.

17. REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. No failure on the part of the Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of the Holder at law or equity or under this Note or any of the documents shall not be deemed to be an election of Holder's rights or remedies under such documents or at law or equity. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to the Holder that is reasonably requested by the Holder to enable the Holder to confirm the Company's compliance with the terms and conditions of this Note (including, without limitation, compliance with Section 7).

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18. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS; COSTS OF AMENDMENTS, MODIFICATIONS OR WAIVERS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys' fees and disbursements. The costs (including, without limitation, and legal fees or expenses of any counsel(s) to the Holder) of any amendment, modification or waiver of this Note shall be paid by the Company. The Company expressly acknowledges and agrees that no amounts due under this Note shall be affected, or limited, by the fact that the purchase price paid for this Note was less than the original Principal amount hereof.

19. CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and the initial Holder and shall not be construed against any such Person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms "including," "includes," "include" and words of like import shall be construed broadly as if followed by the words "without limitation." The terms "herein," "hereunder," "hereof" and words of like import refer to this entire Note instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Note. Terms used in this Note and not otherwise defined herein, but defined in the other Transaction Documents, shall have the meanings ascribed to such terms on the Issuance Date in such other Transaction Documents unless otherwise consented to in writing by the Holder.

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20. FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof in respect of future opportunities to exercise any such power, right or privilege, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. Notwithstanding the foregoing, nothing contained in this Section 20 shall permit any waiver of any provision of Section 3(d).

21. DISPUTE RESOLUTION.

(a) Submission to Dispute Resolution.

(i) In the case of a dispute relating to a Closing Bid Price, a Closing Sale Price, a Conversion Price, or a fair market value or the arithmetic calculation of a Conversion Rate, or the applicable Redemption Price (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via electronic mail. If the Holder and the Company are unable to promptly resolve such dispute relating to such Closing Bid Price, such Closing Sale Price, such Conversion Price, or such fair market value, or the arithmetic calculation of such Conversion Rate, or such applicable Redemption Price (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Holder may, at its sole option, select an independent, reputable investment bank reasonably acceptable to the Company, to resolve such dispute.

(ii) The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 21 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Holder selected such investment bank (the "Dispute Submission Deadline") (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the "Required Dispute Documentation") (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

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(iii) The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, unless the determination made such investment bank differs by 5% or more (in the Company's favour) from the Holder's position, in which case such fees and expenses shall be borne solely by the Holder, and such investment bank's resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 21 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under § 7501, et seq. of the New York Civil Practice Law and Rules ("CPLR") and that the Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 21, (ii) the terms of this Note and each other applicable Transaction Document shall serve as the basis for the selected investment bank's resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Note and any other applicable Transaction Documents, (iii) the Holder (and only the Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 21 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 21 and (iv) nothing in this Section 21 shall limit the Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 21).

22. NOTICES; CURRENCY; PAYMENTS.

(a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment. The Company will comply with applicable securities laws and the rules of any exchange on which the Common Shares trade with respect to providing notice of record dates for dividends and the right to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

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(b) Currency. All dollar amounts referred to in this Note are in United States Dollars ("$"), and all amounts owing under this Note shall be paid in United States Dollars. All amounts denominated in other currencies (if any) shall be converted into the Canadian Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into Canadian Dollars pursuant to this Note, the Canadian Dollar exchange rate as published by the Bank of Canada on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(c) Payments. Whenever any payment of cash is to be made by the Company to any Holder pursuant to this Note, unless otherwise expressly set forth herein, such payment shall be made in Canadian Dollars by wire transfer of immediately available funds pursuant to the Holder's wire transfer instructions previously provided. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day. Any amount of Principal or other amounts due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the Default Rate from the date such amount was due until the same is paid in full or such failure or default is cured or waived, as applicable (each, a "Late Charge").

23. CANCELLATION. After all Principal, accrued Interest, Late Charges and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

24. WAIVER OF NOTICE. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

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25. GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any provision of law or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Except as otherwise required by Section 21 above, the Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. A final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon the Company and may be enforced in any other courts to whose jurisdiction the Company is or may be subject, by suit upon judgment. The Company hereby appoints C T Corporation System (28 Liberty Street, New York, NY 10005) as its agent for service of process in New York, provided that the Company shall be permitted to change such appointment on written notice to the Holder. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein (i) shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 25. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY. The choice of the laws of the State of New York as the governing law of this Note is a valid choice of law and would be recognized and given effect to in any action brought before a court of competent jurisdiction in Canada, except for those laws (i) which such court considers to be procedural in nature, (ii) which are revenue or penal laws or (iii) the application of which would be inconsistent with public policy, as such term is interpreted under the laws of Canada. The choice of laws of the State of New York as the governing law of this Note will be honored by competent courts in the province of Ontario, Canada, subject to compliance with relevant Ontario civil procedural requirements. The Company or any of its properties, assets or revenues does not have any right of immunity, or to the extent that the Company or any of its properties, assets, or revenues may have or may hereafter become entitled to any such right of immunity the Company hereby waives such right to the extent permitted by law, under Canadian or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Canadian, New York or United States federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Note; and, to the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company hereby waives such right to the extent permitted by law and hereby consents to such relief and enforcement as provided in this Note and the other Transaction Documents.

26. JUDGMENT CURRENCY.

(a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 26 referred to as the "Judgment Currency") an amount due in Canadian Dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

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(i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 26(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

(b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 26(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of Canadian Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

27. SEVERABILITY. If any provision of this Note is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note so long as this Note as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

28. MAXIMUM PAYMENTS. Without limiting Section 9(d) of the Securities Purchase Agreement, nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

29. CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

(a) "1933 Act" means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

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(b) "1934 Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) "Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that "control" of a Person means the power directly or indirectly either to vote 10% or more of the shares having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(d) "Attribution Parties" means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder's investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership or control, whether directly or indirectly, of the Company's Common Shares would or could be aggregated with the Holder's and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act and the provisions of the Securities Act (Ontario). For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(e) "Available Cash" means, with respect to any date of determination, an amount equal to the aggregate amount of the Cash of the Company and its Subsidiaries (excluding for this purpose cash held in restricted accounts or otherwise unavailable for unrestricted use by the Company or any of its Subsidiaries for any reason) as of such date of determination held in bank accounts of financial banking institutions, which shall include Coinbase, in the United States of America or Canada.

(f) "Bloomberg" means Bloomberg, L.P.

(g) "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or the Province of Ontario are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York or the Province of Ontario generally are open for use by customers on such day.

(h) "$" means the lawful money of the United States.

(i) "Cash" of the Company and its Subsidiaries on any date shall be determined from such Persons' books maintained in accordance with IFRS, and means, without duplication, the cash and cash equivalents accrued by the Company and its wholly owned, direct and indirect Subsidiaries on a consolidated basis on such date.

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(j) "Change of Control" means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the Common Shares in which holders of the Company's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, or (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries.

(k) "Closing Bid Price" and "Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the CSE, as reported by Bloomberg, or, if the CSE begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00 p.m., New York time, as reported by Bloomberg, or, if the CSE is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported on The OTCQX Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 21. All such determinations shall be appropriately adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions during such period in accordance with Section 7.

(l) "Common Shares" means common shares in the capital of the Company as constituted as of the date hereof, provided that in the event of a subdivision, redivision, reduction, combination or consolidation thereof or any other adjustment under Section 7 herein, or successive such subdivisions, redivisions, reductions, combinations, consolidations or other adjustments, then subject to the adjustments, if any, having been made in accordance with the provisions of this Note, "Common Shares" shall thereafter mean the shares, other securities or other property resulting from such subdivision, redivision, reduction, combination or consolidation or other adjustment.

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(m) "Convertible Securities" means any shares or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Common Shares.

(n) "CSE" means the Canadian Securities Exchange.

(o) "Default Rate" means ten percent (10%) per annum.

(p) "Eligible Market" means The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Select Market, the Nasdaq Global Market, the Toronto Stock Exchange, or the CSE.

(q) "Fiscal Quarter" means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company's fiscal year as of the date hereof that ends on December 31.

(r) "Fiscal Year" means the fiscal year adopted by the Company for financial reporting purposes as of the date hereof that ends on September 30.

(s) "Fundamental Transaction" means (A) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its "significant subsidiaries" (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Shares be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding Common Shares, (y) 50% of the outstanding Common Shares calculated as if any Common Shares held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of Common Shares such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Common Shares, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding Common Shares, (y) at least 50% of the outstanding Common Shares calculated as if any Common Shares held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock or share purchase agreement or other business combination were not outstanding; or (z) such number of Common Shares such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Common Shares, or (v) reorganize, recapitalize or reclassify its Common Shares, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding Common Shares, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares not held by all such Subject Entities as of the date of this Note calculated as if any Common Shares held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding Common Shares or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their Common Shares without approval of the shareholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

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(t) "Group" means a "group" as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(u) "IFRS" means International Financial Reporting Standards principles, consistently applied.

(v) "Indebtedness" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(w) "Maturity Date" shall mean [  ]1; provided, however, the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in an Event of Default or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced prior to the Maturity Date, provided further that if a Holder elects to convert some or all of this Note pursuant to Section 3 hereof, and the Conversion Amount would be limited pursuant to Section 3(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of this Note.

_______________________________
1 Insert thirty-six month anniversary of Issuance Date

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(x) "Note Purchased SOL" means SOL acquired by the Company using the proceeds received in respect of issuance of this Note, which shall be reflected from time to time on the register of Note Purchased SOL maintained by the Company in respect of this Note.

(y) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

(z) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(aa) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(bb) "Redemption Date" means any Event of Default Redemption Date, Company Optional Redemption Date and/or Fundamental Transaction Redemption Date, as applicable.

(cc) "Redemption Notices" means, collectively, the Event of Default Redemption Notices, the Company Optional Redemption Notices and the Fundamental Transaction Redemption Notices, and each of the foregoing, individually, a "Redemption Notice."

(dd) "Redemption Premium" means 110%.

(ee) "Redemption Prices" means, collectively, Event of Default Redemption Prices, the Fundamental Transaction Redemption Price, the Company Optional Redemption Prices, and each of the foregoing, individually, a "Redemption Price."

(ff) "SEC" means the United States Securities and Exchange Commission or the successor thereto.

(gg) "Securities Purchase Agreement" means that certain securities purchase agreement, dated as of the Subscription Date, by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes, as may be amended from time to time.

(hh) "Slashing Event" means any event in which Note Purchased SOL or accrued Staking Interest is reduced as a consequence of penalties incurred from delegating such assets to the Company's validators.

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(ii) "SOL" means the native cryptocurrency of the Solana blockchain.

(jj) "Staking Rewards" means the total amount of SOL earned by the staking party from staking activities in respect of any Note Purchased SOL during any given calendar month, provided that, for greater certainty, Staking Rewards shall not include block rewards.

(kk) "Subscription Date" means April 23, 2025.

(ll) "Subsidiaries" shall have the meaning as set forth in the Securities Purchase Agreement.

(mm) "Subject Entity" means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(nn) "Successor Entity" means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(oo) "Trading Day" means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Shares, any day on which the Common Shares are traded on the CSE, or, if the CSE is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares are then traded, provided that "Trading Day" shall not include any day on which the Common Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) or (y) with respect to all determinations other than price determinations relating to the Common Shares, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(pp) "Unrestricted SOL" means all SOL of the Company other than the Note Purchased Sol.

(qq) "VWAP" means, for any security as of any date, the dollar volume- weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its "VAP" function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The OTCQX Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 21. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination, recapitalization or other similar transaction during such period.

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30. DISCLOSURE. Upon delivery by the Company to the Holder (or receipt by the Company from the Holder) of any notice in accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall on or prior to 9:00 am, New York city time on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information with the CSA (as defined in the Securities Purchase Agreement) pursuant to a material change report filed with SEDAR+ (a "Material Change Report") or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to the Holder explicitly in writing in such notice (or immediately upon receipt of notice from the Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from the Holder), the Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. Nothing contained in this Section 30 shall limit any obligations of the Company, or any rights of the Holder, under Section 4(k) of the Securities Purchase Agreement.

31. No Fiduciary; No Duty of Confidentiality. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to maintain the confidentiality of any information provided by the Company.

32. WITHHOLDING TAXES.

(a) The Company shall be entitled to deduct or withhold from any consideration or amount otherwise payable or deliverable to the Holder hereunder, such amounts as the Company may reasonably determine are required to be deducted and withheld with respect to such payment under applicable law. Without limiting the generality of the foregoing, the parties shall use commercially reasonable efforts to cooperate to mitigate or eliminate any such withholding to the maximum extent permitted by applicable law. The Company shall notify the Holder of its intent to withhold at least five (5) business days prior to the relevant payment date with a written explanation substantiating the requirement to deduct or withhold. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Holder, in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate government authority. To the extent that the amount so required to be deducted or withheld from any payment to the Holder exceeds the cash component, if any, of the consideration otherwise payable to such person, the Company is hereby authorized to sell or otherwise dispose of any portion of the SOL comprising the Staking Interest as is necessary to provide sufficient funds to the Company to enable it to comply with such deduction or withholding requirement, and the Company shall notify the Holder thereof and remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate government authority and shall remit to such holder any unapplied balance of the net proceeds of such sale. Any sale will be made at prevailing market prices and the Company shall not be under any obligation to obtain or indemnify the Holder in respect of a particular price for the SOL comprising the Staking Interest so sold.

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(b) Any and all payments made by or on behalf of the Company or any other person under this Note or any other Transaction Document (including any issuance of shares or other securities, or the delivery of any other property, pursuant to this Note or any other Transaction Document) shall be made free and clear of, and without deduction or withholding for or on account of, any taxes; provided, that if the Company or such other person shall be required by applicable law to deduct or withhold any taxes from such payments (such taxes required to be deducted or withheld, "Indemnified Taxes"), then the Company or such other Person shall (a) pay the Holder such additional amounts as may be necessary so that after making or allowing for all required withholdings and deductions for taxes (including withholdings and deductions applicable to additional amounts payable under this section), the Holder has received or receives an amount equal to that which the Holder would have had or received had no such withholdings or deductions been required (and, for greater certainty, where the payment is the issuance of shares or other securities of the Company or any other Person, or any other property, such that the Holder receives such shares, securities or other property as if no withholding or deduction for taxes had been imposed, and such that the Company or such other Person fully bears any such taxes); (b) timely remit such taxes directly to the relevant governmental authority; and (c) furnish to the Holder, within a reasonable time, a copy of a receipt issued by such governmental authority evidencing such remittance, a copy of the return reporting such remittance or other evidence of such remittance reasonably satisfactory to the Holder. For greater certainty, for the purposes of this Section 32, the Holder shall include any successor of the Holder and any transferee and assignee in respect of the Holder in respect of this Note or any of the other Transaction Documents.

37

(c) The Company shall indemnify and hold harmless the Holder within fifteen (15) Business Days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 32), and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate setting forth in reasonable detail the basis and calculation of the amount of such payment or liability delivered to the Company by the Holder shall be conclusive absent manifest error. For greater certainty, "Indemnified Taxes" will include any taxes imposed under Part XIII of the Income Tax Act (Canada).

(d) Notwithstanding anything to the contrary in this Note or any otherTransaction Document, the provisions of this Section 32 shall survive the conversion, redemption, prepayment, termination or cancellation of this Note or any other Transaction Document, as applicable, and any transfer by a Holder of this Note or any Warrant or its rights under any Transaction Document, and will apply, mutatis mutandis, to any Successor Entity to the Company or any of its Subsidiaries.

[signature page follows]

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IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

SOL STRATEGIES, INC.

By: ________________________________

       Name:

       Title:

Convertible Note - Signature Page

EXHIBIT I

SOL STRATEGIES, INC.

CONVERSION NOTICE

TO:	SOL STRATEGIES, INC.
ATTN:	[	]

Reference is made to the Convertible Note (the "Note") issued to the undersigned by Sol Strategies, Inc.., a corporation incorporated under the laws of the Province of Ontario, Canada (the "Company"). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into common shares (the "Common Shares"), of the Company, as of the date specified below. Capitalized terms not defined herein shall have the meaning as set forth in the Note.

Date of

Conversion:                     ____________________________________________________________________________

Principal to be converted:                ________________________________________________________________

Accrued and unpaid Interest and
accrued and unpaid Late Charges
with respect to such portion of the
Principal and such Interest to be
converted:                                          ________________________________________________________________

AGGREGATE CONVERSION

AMOUNT TO BE CONVERTED:          ________________________________________________________________

Please confirm the following information:

Conversion Price:                      ________________________________________________________________________

Number of Common Shares to be issued:  ________________________________________________________________

 Check here if requesting delivery of such Common Shares as a certificate pursuant to the following instructions:

Registration Instructions	Address for Delivery	Number of Common Shares
<*>	<*>	<*>

Legends

[To be included if Box B(4) below is checked]

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) UNLESS (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, OR (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE AND IN COMPLIANCE WITH STATE SECURITIES LAWS OR (D) WITHIN THE UNITED STATES, WITH ANY OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED, IN THE CASE OF AN OFFER, SALE, ASSIGNMENT, PLEDGE, ENCUMBRANCE OR OTHER TRANSFER PURSUANT TO C(I) OR (D), THE HOLDER SHALL HAVE PROVIDED TO THE COMPANY AN OPINION OF COUNSEL TO THE EFFECT THAT THE PROPOSED TRANSFER MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS, WHICH OPINION AND COUNSEL MUST BE REASONABLY SATISFACTORY TO THE COMPANY. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA OR ELSEWHERE."

☐	Check here if requesting delivery of such Common Shares electronically with The Canadian Depository for Securities in connection with the resale of such Common Shares as follows:

Registration:	CDS&Co., 85 Richmond Street West, Toronto, ON

CDS Participant:

CUID Number:

Deposit ID:

Contact Name, Phone and E-mail:

NOTE TO BROKER: DEPOSIT SHOULD BE KEYED INTO CDS AS AN INSTANT DEPOSIT

☐	Check here if in connection with the resale of such Common Shares (x) pursuant to an effective registration statement under the 1933 Act or (y) pursuant to Rule 144 and the undersigned holder is requesting delivery with the Depository Trust Company by Deposit/Withdrawal at Custodian:

Registration:	CEDE & Co., 55 Water St. New York, NY 10041

Participant/Broker:

DTC#:

DWAC Control Number:

Contact Name, Phone & Email:

Additional Representations and Warranties:

☐	A. Check one of the following if the Note is not being exercised by, or for the account or benefit of a "U.S. Person" (as defined in Regulation S of the 1933 Act, "Regulation S")) or a Person in the United States (as defined in Regulation S) and the undersigned holder represents, warrants and certifies as follows ((one only) of the following must be checked):

	☐	1. The undersigned holder is requesting delivery with The Canadian Depository for Securities in connection with the resale of such Common Shares.

	☐	2. The undersigned holder is requesting delivery with the Depository Trust Company by Deposit/Withdrawal at Custodian pursuant to an effective registration statement under the 1933 Act.

	☐	3. The undersigned holder is requesting delivery with the Depository Trust Company by Deposit/Withdrawal at Custodian in connection with the resale of such Common Shares pursuant to Rule 144, the undersigned holder has attached hereto a customary representation letter of the undersigned holder, in form and substance reasonably acceptable to the Company, that such resales are then permitted pursuant to Rule 144, without a restrictive legend, and the undersigned holder has not been solicited to convert the Note by any Person, or if the undersigned holder has been solicited to convert the Note, the undersigned holder has confirmed that no commission or remuneration has been or will be paid or given, directly or indirectly, for soliciting such conversion, and the undersigned holder acknowledges that the Company is also relying on the registration exemption provided by Section 3(a)(9) of the 1933 Act to issue the Common Shares.

	☐	4. The undersigned holder is requesting certificated delivery.

☐	B. Check one of the following if the Note is being converted by a holder in the United States or by, or for the account or benefit of a "U.S. Person" (as defined in Regulation S of the 1933 Act) or a Person in the United States (as defined in Regulation S), the undersigned holder represents, warrants and certifies as follows ((one only) of the following must be checked):

	☐	1. The undersigned holder is requesting delivery with The Canadian Depository for Securities in connection with the resale of such Common Shares pursuant to Rule 904 of Regulation S in an offshore transaction (as such term is defined in Regulation S) and such undersigned holder has duly executed and attached hereto the Rule 904 of Regulation S declaration attached to the Securities Purchase Agreement as Schedule D.

	☐	2. The undersigned holder is requesting delivery with the Depository Trust Company by Deposit/Withdrawal at Custodian pursuant to an effective registration statement under the 1933 Act.

	☐	3. The undersigned holder is requesting delivery with the Depository Trust Company by Deposit/Withdrawal at Custodian in connection with the resale of such Common Shares pursuant to Rule 144, and the undersigned holder has attached hereto a customary representation letter of the undersigned holder, in form and substance reasonably acceptable to the Company, that such resales are then permitted pursuant to Rule 144 without a restrictive legend, and the undersigned holder has not been solicited to convert the Note by any Person, or if the undersigned holder has been solicited to convert the Note, the undersigned holder has confirmed that no commission or remuneration has been or will be paid or given, directly or indirectly, for soliciting such conversion, and the undersigned holder acknowledges that the Company is also relying on the registration exemption provided by Section 3(a)(9) of the 1933 Act to issue the Common Shares.

	☐	4. The undersigned holder is requesting certificated delivery and acknowledges and agrees that the Common Shares issued upon the conversion of the Note will continue to have a U.S. restrictive legend.

Date: _____________ __, ___________

_________________________________
Name of Registered Holder

By:  ___________________________

Name:

Title:

Tax ID:_____________________

Facsimile:___________________

E-mail Address:

Exhibit B

SOL STRATEGIES, INC.

TREASURY DIRECTION

Effective Date of Issuance:	[Insert Date]
Transfer Agent:	TSX Trust Company 301 - 100 Adelaide Street West Toronto, ON M5H 4H1

You are hereby authorized and directed to issue [insert # of securities to be issued] fully paid (Class of Securities) of CUSIP [Insert CUSIP #] in accordance with the instructions provided below.

We certify that these securities have been validly allotted to the noted parties, that the company has received full consideration therefore, and that they are, therefore, fully paid and non-assessable. We further certify that the issuance of these securities is not in violation of any applicable laws or regulations, including applicable securities laws and regulations, and exchange regulations.

We confirm that, following the issuance of this direction, the issued & outstanding will be [number of issued and outstanding shares].

[For Issuance of Certificate or Direct Registration Statement:

Registration Name	Registration Address	*Delivery Address & Method	Number of Shares	Price per Share	Certificate or DRS
[John Smith, ABC Company, Broker ITF John Smith]	[301-100 Adelaide Street W., Toronto, ON M5H 4H1]	[Email address if issuing DRS]	[Number of Shares]	[Price per Share]

*Provide email address for DRS to be sent via email (as applicable). If an email address is provided, TSX Trust will only send out DRS via email to securityholders. By providing direction to TSX Trust and by asking TSX Trust to send DRS by email to your securityholders, you confirm that you have received and maintain the consent of the securityholder to receive such DRS Transaction Advice/Statement and future issuer communications from TSX Trust, a third party, by email.

Canadian Legend:

WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [date must be specified]

US Legend

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES TO A PERSON WHO IS NOT A "U.S. PERSON" (AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT) IN ACCORDANCE WITH AN APPLICABLE EXEMPTION UNDER THE U.S. SECURITIES ACT AND APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.]

[For Issuance through Electronic Delivery:

Registration	Address	Delivery Address & Method	No. of Shares	Price per Share
CDS & Co.	100 Adelaide Street W. Toronto ON M5H 1S3	Electronic (NCI Issuance)
Participant: (Broker Name)
CUID: (Broker 4-digit identifier code)
Deposit ID: (A unique ID provided by the broker once the deposit is created in CDSX i.e. D12345-
67890)
Contact Name: (Name of the person coordinating the deposit at Broker)
Contact Number: (Contact details in the event TSXT needs to reach out)

Note:

∙ TSX Trust CUID: ETSZ

∙ Participant/Broker receiving the securities via CDS & Co. must create the deposit in CDSX and provide the deposit ID number (sample deposit ID number D12345-67890)

∙ CUSIP/ISIN must be made eligible for the participant to create the deposit in CDSX

∙ TSX Trust must receive information in red above to process the issuance and deposit of securities, including the deposit ID #]

Exhibit B

Form of Leak-Out Agreement

See attached.

Sol Strategies, Inc.

217 Queen Street West, Suite 401

Toronto, Ontario, M5V 0R2, Canada

ATW SOLANA VENTURES SPV LLC

[Redacted - Contact Information]

May[__], 2025

Dear Sirs:

This agreement (this "Agreement") is being delivered to you in connection with that certain understanding by and between Sol Strategies Inc., a company incorporated under the laws of the province of Ontario, Canada with offices located at 217 Queen Street West, Suite 401, Toronto, Ontario M5V 0R2 (the "Company") and the undersigned ("Holder").

The Company and certain investors (including the Holder) have entered into a Securities Purchase Agreement, dated as of May [__], 2025 (the "Securities Purchase Agreement"), pursuant to which, among other things, the Company has agreed to issue and sell to the Holder and the Holder has agreed to purchase certain Notes (as defined in the Securities Purchase Agreement), which will be convertible into shares (the "Conversion Shares") of the Company's common shares, no par value per share (the "Common Shares"), in accordance with the terms of the Notes. Capitalized terms not defined herein shall have the meaning as set forth in the Securities Purchase Agreement.

During the period commencing on the date hereof ("Execution Date") and ending on the earlier to occur of (i) such date as the Holder and its Affiliates no longer hold any Notes (including, without limitation, any Additional Notes and any underlying Conversions Shares), or (ii) such date upon which any breach or default by the Company of any term of the Transaction Documents (including, without limitation, the occurrence of an Event of Default (as defined in the Notes)) or this Agreement occurs, regardless of whether such breach is subsequently cured (such period, the "Restricted Period"), the Holder shall not have Net Sales (as defined below) on any given Trading Day during such Restricted Period (each, an "Applicable Trading Day"), of any Common Shares then held by the Holder (the "Restricted Securities") in an aggregate amount representing more than the greater of (x) US $50,000 in aggregate sale price of Restricted Securities and (y) with respect to each trading market in which the Common Shares are then listed or quoted for trading (each, an "Applicable Market"), 10% of the daily aggregate trading volume of the Common Shares on such Applicable Market on such Applicable Trading Day, as reported by Bloomberg, LP ("Bloomberg") on such Applicable Trading Day (the "Trading Limit"); provided that the Trading Limit shall increase to 20% of the daily aggregate trading volume of the Common Shares, as reported by Bloomberg on any Applicable Trading Day on which the aggregate daily dollar trading volume (as reported on Bloomberg) of the Common Shares on the Applicable Market is greater than US $7,500,000. "Net Sales" means, with respect to any Applicable Trading Day, the gross number of Common Shares sold by the Holder on such Applicable Trading Day, minus the gross number of Common Shares purchased by the Holder on such Applicable Trading Day. Notwithstanding anything herein to the contrary, nothing herein shall prohibit the Holder from tendering any Restricted Securities or other securities to any Person in a tender offer or other Fundamental Transaction.

Notwithstanding anything herein to the contrary, on or after the date hereof, the Holder may, directly or indirectly, sell or transfer all, or any part, of any Restricted Securities to any Person and may transfer the Notes in accordance with the terms thereof to any Person (an "Assignee") without complying with (or otherwise limited by) the restrictions set forth in this Agreement; provided, that as a condition to any such sale or transfer an authorized signatory of the Company and such Assignee duly execute and deliver a leak-out agreement in the form of this Agreement (without the right of assignment in this paragraph) with respect to such Restricted Securities, as applicable (an "Assignee Agreement"), and sales of the Holder and its Affiliates and all Assignees shall be aggregated for all purposes of this Agreement and all Assignee Agreements. It shall be the responsibility of the Holder to monitor such Affiliate's and Assignee's compliance with the Assignee Agreement and this paragraph.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of Common Shares if such transfer would constitute a violation or breach of this Agreement.

The Holder shall provide to the Company, on or before the third (3rd) Business Day of the end of each fiscal quarter, a report setting forth the gross amount of Restricted Securities purchased and sold by the Holder and its Affiliates on each Applicable Trading Day during the prior fiscal quarter.

From and after the occurrence, and during the continuance of the first two (2) breaches by the Holder of the Trading Limit hereunder, the Notes held by the Holder shall automatically cease accruing Staking Interest (as defined in the Notes) for one (1) calendar quarter (each such period, a "Penalty Period"). Thereafter, from and after the occurrence and during the continuance of any subsequent breaches by the Holder of the Trading Limit, the Notes held by the Holder shall automatically cease accruing Staking Interest for a Penalty Period of one (1) calendar year. For the avoidance of doubt, each Penalty Period is consecutive, may not overlap, and no breach shall trigger more than one (1) Penalty Period.

2

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and shall be given in accordance with the terms of the Securities Purchase Agreement.

The Company and the Holder each hereby represents and warrants that it has full power and authority to enter into this Agreement and that upon request of the other party, such party, will execute any additional documents necessary to ensurethe validity or enforcement of this Agreement.

This Agreement, together with the Securities Purchase Agreement, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations, letters and understandings relating to the subject matter hereof and are fully binding on the parties hereto.

This Agreement may be executed simultaneously in any number of counterparts. Each counterpart shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument. This Agreement may be executed and accepted by facsimile or PDF signature and any such signature shall be of the same force and effect as an original signature.

The terms of this Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

This Agreement may not be amended or modified except in writing signed by each of the parties hereto.

All questions concerning the construction, validity, enforcement and interpretation of this letter agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.

Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this letter agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereby irrevocably waives any right it may have, and agrees not to request, a jury trial for the adjudication of any dispute hereunder or in connection with or arising out of this letter agreement or any transaction contemplated hereby.

3

Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this letter agreement, the other parties hereto would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore agrees that such other parties shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

The Company and Holder confirm that Holder has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors. Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other holder of securities of the Company to be joined as an additional party in any proceeding for such purpose.

[Signature Page to Follow]

4

Agreed to and Acknowledged:

SOL STRATEGIES, INC.

By: _____________________________

Name:

Title:

ATW SOLANA VENTURES SPV LLC

By:   _____________________________

Name:

Title:

[SIGNATURE PAGE TO LEAK-OUT]

Exhibit C

Form of Administrative Fee Letter

See attached.

Administrative Expense Reimbursement

Letter Agreement

May 1, 2025

ATW Partners Opportunities Management, LLC

[Redacted - Contact Information]

Re: ATW Partners Opportunities Management, LLC Expense Reimbursement

Ladies and Gentlemen:

Reference is made to (a) that certain Securities Purchase Agreement dated as of April 23, 2025 (the "Agreement"), by and among Sol Strategies, Inc., company organized under the laws of the province of Ontario, Canada (the "Company"), and ATW SOLANA VENTURES SPV LLC (the "Buyer"); and (b) the other documents and agreements entered into in connection therewith (collectively, with the Agreement, the "Transaction Documents"), in connection with a transaction contemplated in the Transaction Documents (the "Transaction"). Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Agreement.

The Company hereby agrees to pay directly to ATW Partners Opportunities Management, LLC (the "Manager", and together with the Company and the Buyer, "Parties", and each individually, a "Party") for its own account, in its capacity as investment manager to the Buyer, a non- accountable amount, as set forth herein, to reimburse the Manager for expenses and the commitment of internal resources, certain legal and administrative obligations in connection with this Transaction, including, without limitation, diligence, legal, structuring and documentation, ongoing administration and maintenance, and other expenses incurred.

The reimbursement amount of $25,000.00 is due at the Initial Closing and an amount equal to $85,000 (the applicable amount being the "Expense Reimbursement") is due annually, in advance, until such time as there is no principal outstanding under the Note held by the Buyer and shall be fully earned when due, initially at the Initial Closing (as defined in the Agreement) and upon each subsequent anniversary of the Initial Closing provided there is principal outstanding under the Note on such date. The initial payment of the Expense Reimbursement is payable from the Purchase Price (as defined in the Agreement) to be paid by the Buyer to the Company at the Initial Closing.

The Buyer shall be permitted to withhold any Expense Reimbursement amount due and unpaid from the funding of Additional Closings; provided, however, that in the event the Buyer does not fund any Additional Closings, then on the Additional Closing Expiration Date such accrued but unpaid Expense Reimbursement amount will be deemed waived by the Manager.

For greater certainty, only one Expense Reimbursement shall be payable in respect of any one year period, regardless of the number of Additional Closings held during such period.

Failure of any Party to enforce any of the provisions of this letter agreement shall not be construed as a waiver of such provisions or of the right thereafter to enforce such provisions. If any provisions of this letter agreement shall be held to be invalid, void, or unenforceable, the remaining provisions hereof shall not be affected or impaired and such remaining provisions shall remain in full force and effect.

This letter agreement has been prepared through the joint efforts of all of the parties. Neither the provisions of this letter agreement nor any alleged ambiguity shall be interpreted or resolved against any Party on the ground that such Party's counsel drafted this letter agreement, or based on any other rule of strict construction. Each of the parties hereto represents and declares that such Party has carefully read this letter agreement and that such Party knows the contents hereof and signs the same freely and voluntarily.

This letter agreement shall be binding on and shall inure to the benefit of the Manager and the Company and their respective successors and permitted assigns. This letter agreement may not be amended or waived except by an instrument signed by the Company and the Manager.

THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS LETTER AGREEMENT.

THIS LETTER AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED IN ALL RESPECTS BY, THE LAWS OF THE STATE OF NEW YORK.

Each party hereby irrevocably and unconditionally (a) submits for itself and its property in any legal action or proceeding relating to this letter agreement or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, and appellate courts from any thereof and (b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same.

This letter agreement may be executed in any number of counterparts, each of which when so executed shall be deemed an original, but all such counterparts shall constitute one and the same instrument. Delivery of an executed counterpart of this letter agreement by fax or electronic mail shall have the same force and effect as the delivery of an original executed counterpart of this letter agreement.

[SIGNATURE PAGE TO FOLLOW]

Please indicate your agreement with the foregoing terms and provision by countersigning this letter agreement and returning to us executed counterparts hereof.

Best regards,

SOL STRATEGIES, INC.

By: ______________________________________

Name: Leah Wald

Title: Chief Executive Officer

Agreed and accepted to

as of the date first written above:

ATW PARTNERS OPPORTUNITIES

MANAGEMENT, LLC

By: ________________________________

Name: Antonio Ruiz-Gimenez

Title: Managing Partner

[Signature page - Administrative Expense Reimbursement Letter Agreement]